Confidential draft submitted to the Securities and Exchange Commission on July 30, 2013.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EVERYDAY HEALTH, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	80-0036062 (I.R.S. Employer Identification No.)

345 Hudson Street, 16th Floor
New York, NY 10014
(646) 728-9500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Benjamin Wolin
Chief Executive Officer
345 Hudson Street, 16th Floor
New York, NY 10014
(646) 728-9500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Babak Yaghmaie Stephane Levy Darren DeStefano Cooley LLP 1114 Avenue of the Americas New York, NY 10036-7798 (212) 479-6000	Alan Shapiro Executive Vice President & General Counsel Everyday Health, Inc. 345 Hudson Street, 16th Floor New York, NY 10014 (646) 728-9500	Kirk A. Davenport Latham & Watkins LLP 885 Third Avenue New York, NY 10022-4834 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐  Accelerated filer ☐  Non-accelerated filer ☑  Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)(3)	Amount of Registration Fee

Common Stock, $0.01 par value per share	$	$

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	Includes offering price of any additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated  .

 shares

Common stock

This is an initial public offering of shares of common stock of Everyday Health, Inc.

Everyday Health is offering  of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering  shares. Everyday Health will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $  and $  . We intend to list our common stock on The Nasdaq Global Market under the symbol “EVDY.”

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

See “Risk factors” on page 13 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Everyday Health	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than  shares of common stock, the underwriters have the option to purchase up to an additional  shares from Everyday Health at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares of common stock on or about  , 2013.

J.P. Morgan

Prospectus dated  , 2013.

Until  , 2013 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither we, the selling stockholders nor the underwriters have authorized anyone to give any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Persons who come into possession of this prospectus and any applicable free writing prospectus we have prepared in jurisdictions outside the U.S. are required to inform themselves about and to observe any restrictions in this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the section titled “Risk factors,” included elsewhere in this prospectus. Unless the context otherwise requires, we use the terms “Everyday Health,” “company,” “our,” “us,” and “we” in this prospectus to refer to Everyday Health, Inc. and, where appropriate, our subsidiaries.

Everyday Health, Inc.

Overview

We are a leading provider of digital health and wellness solutions. We combine premier digital content from leading health brands with sophisticated data and analytics technology to provide a highly personalized and differentiated content experience to our users. During the first half of 2013, we estimate an average of 40 million consumers and 500,000 healthcare professionals, including one-third of all U.S. physicians, engaged with our health and wellness properties each month across multiple platforms, including the web, mobile devices, video and social media. Our content portfolio and data and analytics expertise provide marketers with a compelling platform to promote their products and services in a highly targeted and measurable manner, influence purchase decisions and drive health compliance. We believe that our premier content, large and highly engaged audience and data and analytics expertise position us well to capitalize on new opportunities presented by the growing importance of digital technologies in the rapidly evolving health and wellness industries.

The Everyday Health portfolio of properties currently consists of approximately 35 websites, 26 mobile applications, seven YouTube shows, 62 social media destinations with over 15 million followers and an Emmy-nominated broadcast television show. Consumers use our content, interactive tools and applications to manage a broad array of health and wellness needs on a daily basis, including weight loss, exercise, healthy pregnancy, diet and nutrition and medical conditions. We also provide healthcare professionals with news, tools and information needed to stay abreast of industry, legislative and regulatory developments in major medical specialties. Our portfolio of properties includes leading brands such as Everyday Health, MedPage Today, What To Expect, Jillian Michaels and The South Beach Diet, and incorporates content from highly respected health authorities such as Dr. Sanjay Gupta. The Everyday Health portfolio also includes properties that we do not own or operate, such as www.MayoClinic.com and www.Drugstore.com, but that we help monetize by selling advertisements and sponsorships.

Our premium content has enabled us to aggregate a large and engaged audience of consumers and healthcare professionals. In each of the past three years, over five million consumers have registered with us and voluntarily provided us with valuable data, including demographic information and health related interests. We augment our user profiles by collecting behavioral data through engagement with our properties and appending data from third party sources. Our proprietary technology utilizes the data we collect to provide a highly personalized experience for our users, including customized content, drive better health outcomes and connect users looking for support.

We utilize a data-driven approach to enable marketers to more effectively reach and engage consumers and healthcare professionals. We have developed strong relationships with marketers across a variety of health and wellness categories, including pharmaceuticals, over-the-counter products, food, retail and lifestyle. For example, during 2012, our customers included ten of the top 20 U.S. advertisers in 2012, as compiled by Advertising Age, and 19 of the top 20 global pharmaceutical companies ranked by 2012 revenue. Our marketing solutions allow for more precise targeting of niche health audiences to better influence purchase decisions and drive health compliance. In addition, we provide sophisticated campaign analytics that measure a marketer’s return on investment, or ROI.

Industry dynamics

Consumers. The Internet has fundamentally altered the consumer health market, as more consumers use digital media as a convenient tool for obtaining critical information and making daily health and wellness decisions. Moreover, the widespread adoption of mobile devices is allowing consumers to directly manage and monitor their health in unprecedented ways. At the same time, due to legislative and other industry initiatives, consumers are being forced to bear more of their healthcare costs, which we believe will further incentivize consumers to take a greater interest in improving their overall health.

Healthcare Professionals. Healthcare professionals seek to keep current on medical developments, improve the quality of care and maximize efficiencies in their practice management. Moreover, under developing payment models, physicians are increasingly incentivized to improve their patients’ healthcare outcomes as opposed to being reimbursed solely based on services provided. As a result, physicians are increasingly utilizing digital and mobile solutions to meet these challenges.

Marketers. As more consumers and healthcare professionals utilize the Internet and digital solutions in their daily lives, marketers increasingly view digital marketing as a more effective means for engaging a targeted audience, as compared to traditional marketing channels. Moreover, the ability to measure and maximize a campaign’s ROI in a digital marketing environment has resulted in marketers shifting a greater portion of their advertising spending online and demanding more data-driven analysis of the ROI on their expenditures.

Healthcare Industry. Trends in the broader healthcare sector are also increasing the importance of digital media in driving business results. For example, the pharmaceutical industry is facing a number of key challenges, including a shift from mass-market drugs to specialty medications, dramatically-reduced sales forces and other restrictions on interacting directly with physicians, which we believe will dramatically increase the need for these companies to interact with consumers and physicians more directly through digital channels. Likewise, the evolving healthcare environment is forcing many health-related companies to adopt new digital strategies to recruit new consumers, better manage health outcomes and drive down overall healthcare costs.

The Everyday Health solution

We have attracted a large and engaged audience to our premium health and wellness properties and utilize our data and analytics expertise to deliver highly personalized user experiences and efficient and effective marketing solutions.

Benefits to consumers

Premier Portfolio of Personalized Content; Multi-Platform Approach. The Everyday Health portfolio includes a portfolio of premier brands and digital properties that provide engaging content, interactive tools and community features that help consumers easily manage their health and wellness on a daily basis. Our content is distributed across multiple platforms, including 24 consumer mobile applications that provide a broad array of features, such as customized exercise programs, tailored meal recommendations, video tutorials and tools to track daily performance against goals. We utilize the information provided by our users, as well as predictive modeling, to provide consumers with tailored content, features and tools. Since our inception, approximately 60 million consumers have voluntarily registered with us, and we have separately developed over 150 million anonymous health consumer profiles that have been used to personalize content for our unregistered consumers. We believe our data-driven approach to delivering a more personalized user experience is a key differentiator between us and our competitors.

Benefits to healthcare professionals

Premier Content and Tools; Multiple Distribution Channels. We provide premier content that enables healthcare professionals to stay abreast of clinical, industry, legislative and regulatory developments across all major medical specialties. MedPage Today delivers breaking medical news in over 30 specialties, major public policy developments at the state and federal levels and research reported at approximately 100 medical conferences per year around the world. We have designed our content offerings to be utilized by healthcare professionals at the point-of-care and offer two mobile applications, which include drug and reference databases, treatment guidelines and regulatory alerts and announcements. We facilitate access to our high quality news content through various channels, including partnerships with premier medical associations, including the American College of Cardiology, the American Heart Association, the American Academy of Neurology and The Endocrine Society.

Benefits to marketers

Trusted Platform, Large Audience and Targeted Solutions. The Everyday Health portfolio provides marketers with a trusted platform to promote their offerings, including a suite of customized marketing solutions that utilize our database to target their desired audience. We believe that the overall size, scale and composition of the Everyday Health portfolio, as well as the discrete categories within the portfolio that engage our audience around specific consumer health topics, provide advertisers with significant flexibility to undertake multiple advertising strategies through a single platform, whether focused on a national, regional or local audience or targeting specific interests, issues or user communities. We also utilize our data assets and predictive modeling expertise to design marketing campaigns that retarget our audience beyond the Everyday Health portfolio. We believe a key differentiator of our business is our ability to use our extensive data assets to provide marketers with more significant and measurable ROI relative to offline and other online channels. We provide our marketers with detailed post-campaign reporting that allows them to measure and evaluate the effectiveness of their campaigns.

Competitive advantages

Our solution provides us with the following key competitive advantages:

•

Portfolio Management. Our ability to curate and cross-promote a broad array of premier content across the Everyday Health portfolio has allowed us to aggregate a highly engaged audience of consumers and healthcare professionals online and through mobile platforms.

•

Proprietary Data and Analytics Expertise. Our sophisticated data and analytics capabilities allow us to provide a superior user experience with personalized content offerings, optimize advertising performance in real time and provide marketers with targeted solutions and measurable ROI for their campaigns.

•

Strategic Relationships with Brand Advertisers. We have built deep relationships with many leading brand advertisers and advertising agencies that view us as a strategic and trusted partner for complex digital marketing initiatives.

•

Powerful Network Effects. Our content personalization capabilities and ability to develop sophisticated marketing programs continuously improve as our database expands. This self-reinforcing network effect helps enhance our brand, improves user engagement and attracts new users to our properties.

Our growth strategy

We intend to utilize our premier content, data assets and large and engaged user base to continue to grow our business. Key elements of our growth strategy include:

•	increasing our advertising and sponsorship revenues and customer base;

•	growing our healthcare professional business;

•	expanding our multi-platform content and data and analytics capabilities;

•	enhancing the Everyday Health brand;

•	pursuing adjacent opportunities in the broader health and wellness sectors; and

•	acquiring complementary businesses.

Risks related to our business

Our business is subject to a number of risks which you should consider before making an investment decision. These risks are discussed more fully in the section of this prospectus titled "Risk factors." These risks include, among others:

•	if we are unable to provide content and services that attract users to the Everyday Health portfolio on a consistent basis, our advertising and sponsorship revenues could be reduced;

•	if we are unable to prove that our advertising and sponsorship offerings provide a good ROI for our customers, our financial results could be harmed;

•	failure to maintain and enhance our brands could have a material adverse effect on our business;

•

our ability to deliver personalized content depends on our ability to collect and use data, and any limitations on the collection and use of this data could significantly diminish the value of our solutions;

•

our possession and use of personal information presents risks that could harm our business, and any unauthorized disclosure or manipulation of such data could expose us to costly litigation and damage our reputation; and

•	changes in regulations impacting healthcare, data privacy, intellectual property rights or marketing practices could hurt our business and financial results.

Corporate history and information

We were incorporated in Delaware in January 2002 as Agora Media Inc. We changed our name to Waterfront Media Inc. in January 2004. In January 2010, to better align our corporate identity with the Everyday Health brand, we changed our name to Everyday Health, Inc.

Our principal executive office is located at 345 Hudson Street, 16th Floor, New York, NY 10014, and our telephone number is (646) 728-9500. Our Internet website address is www.EverydayHealth.com. The information on, or that can be accessed through, any property in the Everyday Health portfolio is not part of this prospectus, and you should not consider any information on, or that can be accessed through, any property in the Everyday Health portfolio as part of this prospectus.

The names Everyday Health and MedPage Today and our logos are trademarks, service marks or trade names owned by us. All other trademarks, service marks or trade names appearing in this prospectus are owned by their respective holders.

Additionally, we are an “emerging growth company” as defined in the recently enacted Jumpstart Our Business Startups Act, or the JOBS Act, and therefore, we may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an “emerging growth company.” In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

The offering

Common stock offered by Everyday Health	shares
Common stock offered by the selling stockholders	shares
Common stock to be outstanding immediately after this offering	shares
Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $   million, based on an assumed public offering price of $   per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. We intend to use the net proceeds from this offering for working capital and general corporate purposes, including funding capital expenditures and operating losses. We may also use a portion of the net proceeds to repay borrowings under our credit facilities or acquire complementary businesses, products or technologies. However, we do not have agreements or commitments for any specific repayments or acquisitions at this time. We will not receive any proceeds from the sale of shares by the selling stockholders in this offering. See section titled “Use of proceeds” for additional information.

Proposed Nasdaq Global Market symbol	“EVDY”
Risk factors

You should read the “Risk factors” section beginning on page 13 and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

The number of shares of common stock that will be outstanding after this offering is based on 34,813,497 shares of common stock outstanding as of March 31, 2013 after giving effect to the assumptions in the following paragraph and excludes:

•	7,557,451 shares of common stock issuable upon exercise of outstanding options with a weighted-average exercise price of $4.81 per share;

•

986,717 shares of common stock reserved for future issuance under our 2003 Stock Option Plan; provided, however, that following the completion of this offering, no additional grants will be awarded under our 2003 Stock Option Plan;

•

  shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan and the 2013 Employee Stock Purchase Plan, each of which we plan to adopt prior to the consummation of this offering; and

•	864,367 shares of common stock issuable upon the exercise of certain outstanding warrants with a weighted-average exercise price of $1.42 per share.

Except as otherwise indicated herein, all information in this prospectus, including the number of shares that will be outstanding after this offering, assumes or gives effect to:

•	a -for- reverse stock split expected to be completed prior to the completion of this offering;

•

the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of  shares of common stock, which will occur automatically upon completion of this offering, which we refer to as the automatic preferred stock conversion;

•

the automatic exercise of a warrant to purchase 225,000 shares of our common stock at an exercise price of $0.01 per share as described elsewhere in the prospectus in the section titled “Description of capital stock—Warrants,” which we refer to as the automatic warrant exercise;

•	no exercise by the underwriters of their option to purchase up to additional shares, consisting of shares to be purchased from us; and

•	the adoption of our amended and restated certificate of incorporation and our amended and restated bylaws that will occur upon consummation of this offering.

Summary consolidated financial data

The following tables summarize our consolidated financial data for the periods presented. The consolidated statement of operations data for the three years ended December 31, 2012 have been derived from our audited consolidated financial statements for the three years ended December 31, 2012 included elsewhere in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2012 and 2013 and the consolidated balance sheet data as of March 31, 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and notes thereto and, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments and accruals, necessary for a fair statement of the information for the interim periods. Our historical results for any prior periods are not necessarily indicative of results to be expected for a full year or for any future period.

The pro forma balance sheet data as of March 31, 2013 give effect to the automatic preferred stock conversion and the automatic warrant exercise. The pro forma as adjusted balance sheet data as of March 31, 2013 give further effect to our issuance and sale of  shares of common stock in this offering at an assumed initial public offering price of $  per share, the midpoint of the estimated price range shown on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and the application of the net proceeds therefrom as described in “Use of proceeds.” The as adjusted information presented is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations.”

(in thousands, except share and per share data)	Year ended December 31,			Three months ended March 31,
	2010	2011	2012	2012	2013

Consolidated statement of operations data:
Revenues	$111,221	$127,646	$146,286	$29,898	$32,706

Operating expenses:
Cost of revenues	45,039	41,068	42,291	10,080	11,074
Sales and marketing	26,972	40,008	45,052	9,711	10,562
Product development	26,172	37,362	47,155	10,434	10,715
General and administrative	19,922	23,435	27,249	5,931	7,191

Total operating expenses	118,105	141,873	161,747	36,156	39,542

Loss from operations	(6,884)	(14,227)	(15,461)	(6,258)	(6,836)
Interest expense, net	(1,572)	(1,589)	(4,898)	(995)	(2,129)
Other expense	(2,881)	—	(1,069)	—	—

Loss before provision for income taxes	(11,337)	(15,816)	(21,428)	(7,253)	(8,965)
Benefit (provision) for income taxes	1,771	615	(1,026)	(248)	(264)

Net loss	$(9,566)	$(15,201)	$(22,454)	$(7,501)	$(9,229)
Net loss per common share:
Basic	$(1.44)	$(2.20)	$(3.12)	$(1.05)	$(1.25)

Diluted	$(1.44)	$(2.20)	$(3.12)	$(1.05)	$(1.25)

Pro forma basic (unaudited)(1)			$(0.66)		$(0.27)

Pro forma diluted (unaudited)(1)			$(0.66)		$(0.27)

Weighted-average common shares outstanding:
Basic	6,642,401	6,910,665	7,186,984	7,137,186	7,388,018

Diluted	6,642,401	6,910,665	7,186,984	7,137,186	7,388,018

Pro forma basic (unaudited)(1)			34,007,254		34,208,288

Pro forma diluted (unaudited)(1)			34,007,254		34,208,288

(1)

Pro forma weighted-average shares outstanding reflects the conversion of our redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

(in thousands)	Year ended December 31,			Three months ended March 31,
	2010	2011	2012	2012	2013

Other financial data:
Adjusted EBITDA	$7,573	$8,724	$11,341	$(212)	$(1,123)

Stock-based compensation expense included in:
Sales and marketing	$888	$727	$631	$105	$174
Product development	287	505	791	197	157
General and administrative	1,782	2,374	2,188	341	149

Total stock-based compensation expense	$2,957	$3,606	$3,610	$643	$480

As of March 31, 2013 (in thousands)	Actual	Pro forma	Pro forma as adjusted

Consolidated balance sheet data:
Cash and cash equivalents	$19,119
Total assets	182,837
Deferred revenue	7,363
Long-term debt (including current portion)	61,958
Total liabilities	110,541
Redeemable convertible preferred stock	158,766
Total stockholders’ equity (deficit)	(86,470)

Definition and discussion of other financial data

The following table presents a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles, or GAAP, for each of the periods indicated:

(in thousands)	Year ended December 31,			Three months ended March 31,
	2010	2011	2012	2012	2013

Reconciliation of Adjusted EBITDA to net loss:
Net loss	$(9,566)	$(15,201)	$(22,454)	$(7,501)	$(9,229)
Interest expense, net	1,572	1,589	4,898	995	2,129
Income tax expense (benefit)	(1,771)	(615)	1,026	248	264
Depreciation and amortization expense, including video and television production cost amortization	11,125	15,822	21,596	5,004	4,348
Stock-based compensation expense	2,957	3,606	3,610	643	480
Compensation expense related to acquisition earnout	375	1,375	1,428	300	200
Deferred revenue adjustment related to acquisitions	—	2,148	168	99	—
Write-off of unamortized deferred financing costs	631	—	1,069	—	—
Write-off of costs related to prior IPO filing	2,250	—	—	—	—
Reduction in force severance charges	—	—	—	—	685

Adjusted EBITDA	$7,573	$8,724	$11,341	$(212)	$(1,123)

Definition of Adjusted EBITDA

We define Adjusted EBITDA as net loss plus: interest expense, net; income tax expense; depreciation and amortization expense; stock-based compensation expense; compensation expense related to acquisition earnout arrangements; deferred revenue adjustment related to acquisitions; write-offs of unamortized deferred financing costs and costs related to the 2010 initial public offering filing; and reduction in force severance charges.

Discussion of Adjusted EBITDA

Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with GAAP. The table above provides a reconciliation of Adjusted EBITDA to net loss. Adjusted EBITDA should not be considered as an alternative to net loss, loss from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate similarly titled measures in the same manner as we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments and the reasons we consider them appropriate, as well as the material limitations of non-GAAP measures and the manner in which we compensate for those limitations set forth at the end of this discussion.

Our management uses Adjusted EBITDA for the following purposes, among others:

•	as a measure of operating performance;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies;

•	in communications with our board of directors concerning our financial performance;

•	for planning purposes, including the preparation of our annual operating budget; and

•	as a factor when determining management’s incentive compensation.

Management believes that the use of Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period to period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results. Management believes that it is useful to exclude non-cash charges such as (i) depreciation and amortization and (ii) stock-based compensation expense from Adjusted EBITDA because:

•	the amount of such non-cash expenses in any specific period may not directly correlate to the underlying performance of our business operations; and

•	such expenses can vary significantly between periods as a result of new acquisitions, or the timing of new stock-based awards, as the case may be.

More specifically, we believe it is appropriate to exclude stock-based compensation expense from Adjusted EBITDA because non-cash equity grants made at a certain price and point in time do not reflect how our business is performing at any particular time. Because of varying available valuation methodologies, subjective assumptions and the variety of award types that companies may use under the authoritative accounting guidance for stock-based compensation, as well as the impact of non-operational factors, such as our share price, on the magnitude of this expense, management believes that providing a non-GAAP financial measure that excludes this stock-based compensation expense allows investors and analysts to make meaningful comparisons between our operating results and those of other companies. Stock-based compensation expense will recur in future periods for GAAP purposes.

We believe it is appropriate to exclude depreciation and amortization expense, including television and video production cost amortization, from Adjusted EBITDA because depreciation is a function of our capital expenditures which are included in our statements of cash flows, while amortization reflects other asset acquisitions made at a point in time and their associated costs. While these matters do affect the overall financial health of our company, they are separately evaluated and relate to historic decisions that do not affect current operations of our business on a cash flow basis. Further, depreciation and amortization do not result in ongoing cash expenditures. This depreciation and amortization expense will recur in future periods for GAAP purposes.

Management believes it is appropriate to exclude other charges related to acquisitions and financings from Adjusted EBITDA as such activities are not part of our regular operations. These charges include: (i) compensation expense associated with acquisition earnout arrangements; (ii) adjustments to deferred revenue balances existing at the time of acquisitions; (iii) write-off of unamortized deferred financing costs upon the refinancing of our credit facilities; and (iv) write-off of costs related to our 2010 initial public offering filing. Additionally, we believe it is appropriate to exclude reduction in force severance charges from Adjusted EBITDA as such charges are non- recurring.

We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because securities analysts use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies. We anticipate that our investor and analyst presentations after we are public will include Adjusted EBITDA.

Material limitations of non-GAAP measures

Although measures similar to Adjusted EBITDA are frequently used by investors and securities analysts in their evaluations of companies, these measures, including Adjusted EBITDA, have limitations as an analytical tool, and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results of operations as reported under GAAP.

Some of these limitations are:

•	Adjusted EBITDA does not reflect our future requirements for contractual commitments or our cash expenditures or future requirements for capital expenditures;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital;

•	Adjusted EBITDA does not reflect interest income or interest expense;

•	Adjusted EBITDA does not reflect cash requirements for income taxes;

•	Adjusted EBITDA does not reflect the non-cash component of employee compensation;

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although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements; and

•	other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures.

Management compensates for the inherent limitations associated with using the Adjusted EBITDA measure through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss). Further, management also reviews GAAP measures, and evaluates individual measures that are not included in Adjusted EBITDA, such as our level of capital expenditures, equity issuance and interest expense, among other measures.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our common stock. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline as a result of any of these risks, and you could lose part or all of your investment in our common stock. When deciding whether to invest in our common stock, you should also refer to the other information in this prospectus, including our consolidated financial statements and related notes and the “Management’s discussion and analysis of financial condition and results of operations” section of this prospectus. You should read the section titled “Special note regarding forward-looking statements” immediately following these risk factors for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Risks related to our business

We have incurred significant losses since our inception and expect to incur losses in the future.

We have accumulated significant losses since our inception. We generated revenues of $146.3 million and recorded net losses of $22.5 million in the year ended December 31, 2012. We generated revenues of $32.7 million and recorded net losses of $9.2 million in the three months ended March 31, 2013. As of March 31, 2013, our accumulated deficit was $114.7 million. We expect to continue to incur significant operating expenses and, as a result, we will need to generate significant revenues to achieve or sustain profitability. We may not be able to achieve or sustain profitability on a quarterly or annual basis in the future.

If we are unable to provide content and services that attract users to the Everyday Health portfolio on a consistent basis, our advertising and sponsorship revenues could be reduced.

Our users have numerous other online and offline sources of health and wellness related information and product offerings. Our ability to compete for user traffic depends upon our ability to provide compelling and trusted health and wellness content, tools, mobile applications and other services that meet the needs of a variety of types of users, including consumers, physicians and other healthcare professionals. Our ability to do so depends, in turn, on:

•	our ability to develop innovative tools and mobile applications, as well as implement new and updated features and services for existing tools and applications;

•	our ability to hire and retain qualified authors, journalists and independent writers;

•	our ability to license quality content from third parties; and

•	our ability to monitor and respond to increases and decreases in user interest in specific topics.

If users do not perceive our content, mobile applications and tools to be useful, reliable and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their visits to our portfolio. We rely on a combination of internal development, strategic relationships, licensing and acquisitions to develop our content, applications and tools. We cannot assure you that we will be able to continue to develop or acquire needed content, applications and tools at a reasonable cost or on a timely basis. The revenue opportunities generated from these efforts may fail to justify the amounts spent.

In addition, since users may be attracted to properties within the Everyday Health portfolio as a result of a specific condition or for a specific purpose, it is difficult for us to predict the rate at which such users will return to these properties. Because we generate revenues by, among other things, selling sponsorships in the Everyday Health portfolio, a decline in user traffic levels or a reduction in the number of pages viewed by users could cause our revenues to decrease and could have a material adverse effect on our results of operations.

A significant portion of the traffic to the Everyday Health portfolio is directed to us through algorithmic search results on Internet search engines and, if we are listed less prominently in search result listings, our business and operating results could be harmed.

A significant portion of the traffic to the Everyday Health portfolio is directed to us through the algorithmic search results on Internet search engines such as Google. Algorithms are used by search engines to determine the listings, and the order of such listings, displayed in response to specific searches. Accordingly, in addition to providing quality content and tools, we seek to design our properties to deliver that content and tools in ways that will cause them to rank well in algorithmic search engine results, which makes it more likely that search engine users will visit our properties. This is commonly referred to as search engine optimization, or SEO. However, there can be no assurance that our SEO efforts will succeed in improving the ranking of our content or, even if they do result in such improvement, that the improved ranking will result in increased numbers of users and page views for our properties. In addition, search engines frequently change the criteria that determine site rankings in their search results, and our SEO efforts will not be successful if we do not respond to those changes appropriately and on a timely basis. Search engine providers may also prioritize search results generated by certain types of queries, including health queries, based on criteria they select or may otherwise intermediate in the search results generated, which could, in some circumstances, reduce the ranking that would otherwise be provided to our properties and increase the ranking of other properties. If we are unable to respond effectively to changes made by search engine providers in their algorithms and other processes, a substantial decrease in traffic to the Everyday Health portfolio could occur, which could cause our revenues to decrease and have a material adverse effect on our results of operations.

The properties in our portfolio may also become listed less prominently in unpaid search results for other reasons, such as search engine technical difficulties, search engine technical changes and changes we make to our properties. In addition, search engines have deemed the practices of some companies to be inconsistent with search engine guidelines and have decided not to list their websites in search result listings at all. If listed less prominently or not at all in search result listings for any reason, the traffic to the Everyday Health portfolio would likely decline, which could harm our operating results. If we decide to attempt to replace this traffic, we may be required to increase our marketing expenditures, which could also harm our operating results.

Our failure to attract and retain users in a cost-effective manner could compromise our ability to grow our revenues and become profitable.

Our continued success is highly dependent on our ability to attract and retain consumers, physicians and other healthcare professionals in a cost-effective manner. In order to attract users to the Everyday Health portfolio, we must expend considerable amounts of money and resources for advertising and marketing. We use a diverse mix of marketing and advertising programs to promote our portfolio, and we have spent, and expect to continue to spend, significant amounts of money on these initiatives. Significant increases in the pricing of one or more of these initiatives will result in higher marketing costs. Our failure to attract and acquire new, and retain existing, users in a cost-effective manner would make it more difficult to maintain and grow our revenues and ultimately to achieve profitability.

Increasingly, individuals are using mobile devices to access online content, applications and services and, if we fail to capture a significant share of this growing market opportunity or fail to generate revenues from it, our business could be adversely affected.

The number of individuals, including physicians and other healthcare professionals, who access online content, applications and services through smartphones, tablets and other mobile devices has increased dramatically in the past few years. Accordingly, the portion of our page views from mobile devices has increased rapidly and is expected to continue to increase in the foreseeable future. To compete in this area, we must develop content, applications and tools for mobile devices that:

•	users find engaging;

•	work with a variety of mobile operating systems and networks; and

•	achieve a high level of market acceptance.

If we fail to capture a significant share of this increasingly important portion of the market, it could adversely affect our business. As mobile technology continues to evolve, it is difficult to predict the problems we may encounter in developing and maintaining a robust mobile offering and we may need to devote additional resources to the creation, maintenance and support of our mobile offerings. Even if demand for our mobile applications continues to grow and we achieve a significant share of this market, we cannot assure you that we will be able to achieve significant revenues or profits from these efforts. If we are unable to successfully implement monetization strategies for our mobile offerings, our revenues and financial results may be negatively affected.

If we are unable to prove that our advertising and sponsorship offerings provide a good return on investment for our customers, our financial results could be harmed.

Our ability to grow our advertising and sponsorship revenues will be dependent on our ability to demonstrate to marketers that their marketing campaigns in the Everyday Health portfolio provide a meaningful return on investment, or ROI, relative to offline and other online opportunities. We have invested significant resources in developing our research, analytics and campaign effectiveness capabilities and expect to continue to do so in the future. Our ability, however, to demonstrate the value of advertising and sponsorship in the Everyday Health portfolio will depend, in part, on the sophistication of our analytics and measurement capabilities, the actions taken by our competitors to enhance their offerings, whether we meet the ROI expectations of our customers and a number of other factors. If we are unable to maintain sophisticated advertising offerings that provide value to our customers or demonstrate our ability to provide such value to our customers, our financial results will be harmed.

Our advertising and sponsorship revenues are primarily derived from short-term contracts that may not be renewed.

Many of our advertising and sponsorship contracts are short-term commitments and are subject to termination by the customer. Despite the short-term nature of these commitments, we typically expend significant resources over a lengthy sales cycle to obtain these contracts. Moreover, the time between the execution of a contract with the advertiser or sponsor for a program and the delivery of our services may be longer than expected, especially for larger contracts, and may be subject to delays over which we have little or no control. Our current customers may not fulfill their obligations under their existing contracts or continue to advertise with us beyond the terms of their existing contracts. If a significant number of advertisers, or a few large advertisers, decide to reduce their expenditures with us or to discontinue advertising with us, we could experience a material decline in our revenues.

Our advertising and sponsorship revenues are subject to fluctuations due to a number of factors that are beyond our control, including the timing and amount of expenditures by our customers.

Advertising and sponsorship revenues comprise a significant component of our revenues. Our advertising and sponsorship revenues accounted for approximately 83.9% and 84.3% of our total revenues for the year ended December 31, 2012 and the three months ended March 31, 2013, respectively. Advertising spending in the markets in which we compete can fluctuate significantly as a result of a variety of factors, many of which are outside of our control. These factors include:

•	variations in expenditures by advertisers due to budgetary constraints;

•	the cancellation, non-renewal or delay of campaigns;

•	advertisers’ internal review process;

•	the cyclical and discretionary nature of advertising spending;

•	the timing of FDA approvals of prescription drugs and medical devices;

•	regulatory changes affecting advertising and promotion of prescription drugs and medical devices;

•	seasonal factors relating to the prevalence of specific health conditions and other seasonal factors that affect the promotion of specific products; and

•	general economic conditions, including those specific to the Internet and media industries.

Failure to maintain and enhance our brands could have a material adverse effect on our business.

We believe that our brand identity is critical to the success of our business and in maintaining our reputation as a trusted source of health and wellness information. We also believe that maintaining and enhancing our brands are vital to expanding our user base and growing our relationships with advertisers. We believe that the importance of brand recognition and user loyalty will only increase in light of increasing competition in our markets. Some of our existing and potential competitors, including search engines, media companies and other online content providers, have well established brands with greater recognition and market penetration. We have expended considerable resources on establishing and enhancing the Everyday Health brand and the other brands in the Everyday Health portfolio. We have developed policies and procedures that are intended to preserve and enhance these brands, including editorial procedures designed to control the quality of our content. We expect to continue to devote significant additional resources and efforts to enhance our brands. However, we may not be able to successfully maintain or enhance awareness of our brands, and events outside of our control may have a negative effect on our brands.

Our quarterly revenues and operating results are subject to significant fluctuations, and these fluctuations may adversely affect the trading price of our common stock.

We have experienced, and expect to continue to experience, significant fluctuations in our quarterly revenues and operating results. Our quarterly revenues and operating results may fluctuate significantly due to a number of factors, many of which are outside of our control. These factors include:

•	traffic levels to the properties in our portfolio;

•	our ability to introduce new and appealing content, applications and tools that will drive the growth of our user base;

•	the spending priorities and advertising budget cycles of specific advertisers;

•	the addition or loss of advertisers;

•	the addition of new websites, mobile applications and services by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	costs relating to our ongoing efforts to improve our content and advertising-based service offerings; and

•	seasonal fluctuations in advertising spending.

In addition, seasonal factors, including those relating to the prevalence of specific health conditions, can also affect our operating results. For example, we have historically experienced an increase in new subscriptions in the first calendar quarter. This increase typically coincides with the general trend towards making healthy lifestyle choices at the beginning of the new year.

As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our quarterly results of operations are not necessarily meaningful and that these comparisons are not reliable as indicators of our future performance. In addition, these fluctuations could result in volatility in our operating results and may adversely affect our cash flows. As our business grows, these seasonal fluctuations may become more pronounced. Any seasonal or quarterly fluctuations that we report in the future may differ from the expectations of securities analysts and investors. This could cause the price of our common stock to decline.

Our inability to sustain or grow our advertising rates could adversely affect our operating results.

The rates charged for advertising on the Internet, particularly in the consumer health sector, have fluctuated over the past few years due to a variety of factors, including the growth in use of search engines, automated advertising buying networks, growth of the mobile advertising market, general economic conditions and competitive offerings. We have committed significant resources to delivering content and advertising-based services designed to appeal to our customers by engaging users in a more interactive and personalized manner and seeking to provide a higher return on our customers’ advertising expenditures. However, our customers may not perceive our content offerings and advertising-based services as sufficiently valuable to justify the payment of our rates. Moreover, given the inherent difficulties in delivering a rich advertisement on mobile platforms and the increasing reliance of our customers on automated advertising buying networks, we may encounter difficulties in obtaining the prices that we seek for our advertising solutions. If we are unable to maintain our historical, or grow to anticipated, pricing levels for advertising, we will experience difficulties in maintaining or growing our revenues.

Our inability to enter into new, or otherwise extend our existing, partnership arrangements or the decline in the popularity of our partners would adversely affect our ability to grow our business and revenues.

We depend on partnership arrangements under which we license content from third parties, including The South Beach Diet, Jillian Michaels and What to Expect, to attract and retain consumers to the Everyday Health portfolio. We believe that such content is an important element of our business and helps to differentiate us from our competitors. We have also entered into partnership arrangements with entities such as the Mayo Clinic and Drugstore.com to monetize their properties by selling advertising and sponsorships. Our partnership arrangements have varying duration, renewal terms and termination rights. Our inability to renew our existing partnership arrangements, or to otherwise enter into new arrangements, in each case on commercially favorable terms, could adversely affect the appeal of our portfolio to our users, advertisers and partners.

In addition, we rely on the popularity and credibility of partners that are associated with certain properties in the Everyday Health portfolio. These partners may not retain their current appeal or may become subject to negative publicity. The popularity and credibility of the properties associated with these partners also depend on the quality and acceptance of competing content released into the marketplace at or near the same time, the availability of alternative sources for the information, general economic conditions and other tangible and intangible factors, all of which are difficult to predict. Consumer preferences change frequently, and it is a challenge to anticipate what offerings will be successful at a certain point in time. Any decline in the popularity of the content offerings, or any negative publicity, whether individually or with respect to the content offerings associated with the properties associated with these partners, may have an adverse impact on our business and revenues.

Significant declines in our premium subscription-based business could adversely affect our operating results.

Our premium services consist primarily of subscriptions sold to users who purchase access to one or more of the properties in our portfolio or to a specific interactive service or application, including www.JillianMichaels.com or www.SouthBeachDiet.com. As our growth strategy has evolved to focus primarily on advertising and sponsorship services, we have experienced a decline in the number of paid subscribers to our premium services in recent years and a decline in our overall subscription revenues. Subscribers may choose not to renew their subscriptions for many reasons at any time prior to the renewal date, including:

•	a desire to reduce discretionary spending;

•	a perception that they do not use the service sufficiently;

•	a belief that the service is a poor value or that competitive services provide a better value or experience; or

•	a feeling that subscriber service issues are not satisfactorily resolved.

We expect the decline in our subscription revenues to continue. However, if we are unable to add a sufficient number of new subscribers or if our existing subscribers cancel at a more rapid rate than anticipated, our financial results could be negatively impacted.

If we are unsuccessful at pursuing adjacent opportunities in the broader health and wellness sectors, we may not be able to achieve our growth and business objectives.

To date, we have principally focused on providing health and wellness content to consumers and healthcare professionals and providing marketing solutions to our customers. However, an important component of our growth strategy involves leveraging our core assets to pursue adjacent opportunities in the broader health and wellness sectors. We believe that our large audience, sophisticated interactive tools and our ability to drive better health outcomes will open up new revenue opportunities for us in the broader health and wellness industries. However, we have not yet developed these specific product offerings, and our experience in marketing to new potential customers in these areas is limited. Therefore, we will need to make additional investments in product development and sales and marketing in order to effectively pursue such opportunities. If we are unable to successfully develop new offerings to pursue such opportunities or we are unable to successfully market our offerings to these potential customers in adjacent markets, we may not be able to achieve our growth and business objectives.

We face significant competition in attracting both users and advertising customers.

The markets for healthcare information products and services are intensely competitive, continually evolving and, in some cases, subject to rapid change. Our properties face competition from numerous other companies, both in attracting users and in generating revenue from advertisers. We compete for users and advertisers with the following:

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websites, mobile applications and other products and services that provide online health and wellness information directed at consumers and/or healthcare professionals, including both commercial websites and non-profit and governmental websites;

•	general interest consumer websites that offer specialized health sub-channels or functions;

•	search engines that provide specialized health search;

•	other high-traffic websites that include both health-related and non-health-related content and services, including social media websites;

•	advertising networks that aggregate traffic from multiple websites; and

•	offline publications and information services.

We believe that the depth and breadth of our content offerings and advertising-based services across the consumer and professional health spectrum differentiate us from our competitors. However, since there are no meaningful barriers to entry into the markets in which we participate, we anticipate that competition for users will continue to intensify, particularly as our competitors broaden their product offerings. As we continue to diversify the breadth of our content offerings and advertising-based services and expand internationally, we expect our competitors to further expand as well. Our current and future competitors may offer new categories of content, products or services before we do, which may give them a competitive advantage when trying to attract consumers or advertisers. Moreover, both existing and potential users may perceive our competitors’ offerings to be superior to ours.

We also compete for advertisers with the information sources mentioned above. Advertising customers seek to allocate expenditures in a way that will enable them to reach the broadest audience in the most targeted and cost-efficient manner. Advertisers may choose to work with our competitors due to a variety of factors, including:

•	preference for our competitors’ online content and print offerings;

•	desire to utilize other forms of advertising offered by our competitors that are not offered by us; and

•	price and reach.

Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. As a result, we could lose market share to our competitors, and our revenues could decline.

Future acquisitions could disrupt our business and harm our financial condition and operating results.

During the last several years, we have acquired a number of complementary businesses, products and technologies. We intend to continue to seek other complementary acquisitions in the future. Following the closing of this offering, we expect that as a result of our access to the public markets, we will have enhanced opportunities to pursue acquisitions and investments. Acquisitions and investments involve numerous risks, including:

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potential negative impact on our financial results because they may require us to incur charges and substantial debt or liabilities, may require us to amortize, write down or record impairment of amounts related to deferred compensation, goodwill and other intangible assets, or may cause adverse tax consequences, substantial depreciation or deferred compensation charges;

•	difficulty in assimilating the operations and personnel of acquired businesses and/or unexpected expenses in connection therewith;

•	potential disruption of our ongoing businesses and distraction of our management and the management of acquired companies;

•	potential loss of key personnel, customers or users from either our current business or an acquired company’s business;

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unanticipated expenses relating to implementing or improving internal controls, procedures and policies appropriate for a public company of a business that prior to the acquisition lacked these controls, procedures and policies;

•	potential litigation resulting from our business combinations or acquisition activities; and

•	potential unknown liabilities associated with the acquired businesses.

Our inability to integrate any acquired business successfully or the failure to achieve any expected synergies could result in increased expenses and a reduction in expected revenues or revenue growth. In addition, we may not be able to identify or consummate any future acquisition on favorable terms, or at all. If we do pursue an acquisition, it is possible that we may not realize the anticipated benefits from the acquisition or that the financial markets or investors will negatively view the acquisition. As a result, our stock price could fluctuate or decline.

The costs associated with potential acquisitions or strategic partnerships could dilute your investment or adversely affect our results of operations.

In order to finance acquisitions, investments or strategic partnerships, we may use equity securities, debt, cash or a combination of the foregoing. Any issuance of equity securities or securities convertible into equity may result in substantial dilution to our existing stockholders, reduce the market price of our common stock or both. Any debt financing is likely to increase our interest expense and include financial and other covenants that could have an adverse impact on our business. In addition, an acquisition may involve non-recurring charges, including write-downs of significant amounts of intangible assets or goodwill. The related increases in expenses could adversely affect our results of operations. Any such acquisitions or strategic alliances may require us to obtain additional equity or debt financing, which may not be available on commercially acceptable terms, if at all. We do not intend to seek security holder approval for any such acquisition or security issuance unless required by applicable law, regulation or the terms of our existing securities.

There are a number of risks associated with expansion of our business internationally.

Expansion into international markets is one of the key elements of our growth strategy. In addition to facing many of the same challenges we face domestically, there are additional risks and costs inherent in expanding our business in international markets. These include:

•	strong local competitors that are better attuned to the local culture and preferences;

•	the need to adapt the content and advertising programs on our properties to meet local needs and to comply with local legal and regulatory requirements;

•	varied, unfamiliar and unclear legal and regulatory restrictions, including intellectual property laws, as well as unforeseen changes in legal and regulatory requirements;

•	limitations on our activities in foreign countries;

•	more restrictive data protection regulation, which may vary by country;

•	difficulties in staffing and managing multinational operations;

•	difficulties in finding appropriate foreign licensees or joint venture partners;

•	distance, language and cultural differences;

•	foreign political and economic uncertainty;

•	currency exchange-rate fluctuations; and

•	potential adverse tax requirements.

We have limited experience in managing international operations. As a result, we may face difficulties and unforeseen expenses in expanding our business internationally, and even if we attempt to do so, we may be unsuccessful.

We may not be able to attract, hire and retain qualified personnel in a cost-effective manner, which could impact the quality of our content offerings and advertising-based services and the effectiveness and efficiency of our management, resulting in increased costs and lower revenues.

Our success depends on our ability to attract, hire and retain, at commercially reasonable rates, qualified editorial, sales and marketing, data sciences, customer support, technical, financial and accounting, legal and other managerial personnel. The competition for personnel in the industries in which we operate is intense and our personnel are often presented with compelling new opportunities. Our personnel may terminate their employment at any time for any reason, and in the recent past, a number of our talented personnel have terminated their employment with us to seek other opportunities. Loss of personnel may result in increased costs for replacement hiring and training. If we fail to attract and hire new personnel, or retain and motivate our current personnel, we may not be able to operate our businesses effectively or efficiently, serve our users and customers properly or maintain the quality of our content offerings and advertising-based services.

Our growth could strain our personnel, technology and infrastructure resources. If we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to successfully implement our business plan.

Our growth in our business and operations, including the integration of a number of acquisitions, has placed a significant strain on our management, administrative, technological, operational and financial infrastructure. Anticipated future growth, including growth related to the broadening of our content offerings and advertising- based services and our expansion into new product offerings and geographic areas, will continue to place similar strains on our management, technology and infrastructure. Our success will depend in part upon our ability to manage our growth. To manage the expected growth of our business and operations, we will need to continue to improve our operational, financial, technological and management controls and our reporting systems and procedures. The resulting additional capital investments will increase our costs, which will make it more difficult for us to offset any future revenue shortfalls by offsetting cost reductions in the short term.

Our business has undergone significant changes in recent years, which may make it difficult for you to evaluate our business and future prospects.

We operate in new markets that are changing rapidly. Our business has undergone significant changes in recent years as a result of:

•	changes in the content offerings that we make available to our users, particularly our entry into the healthcare professional market in 2010;

•	changes in the type of advertising-based services we offer, particularly the growth in our sponsorship revenues;

•	changes in the revenue mix derived from our offerings, including an increasing reliance on advertising and sponsorship revenues;

•	acquisitions;

•	technological changes; and

•	changes in the markets in which we compete.

We expect our business to undergo further changes, which may make it difficult to forecast our future operating and financial performance. Many companies seeking to provide digital health and wellness solutions have failed to become profitable, and some have ceased operations. We cannot assure you that our current strategy will be successful or that our business and revenues will continue to grow.

Given the tenure and experience of our Chief Executive Officer and President, and their guiding roles in developing our business and growth strategy since our inception, our growth may be inhibited, or our operations may be impaired, if we were to lose their services.

Our growth and success depends to a significant extent on our ability to retain Benjamin Wolin, our Chief Executive Officer, and Michael Keriakos, our President, both of whom founded our company and have led the growth and management of our business since its inception. The loss of the services of either of these key executives could result in our inability to manage our operations effectively and to implement our business strategy. This may cause our stock price to fluctuate or decline. Further, we cannot assure you that we would be able to successfully integrate newly-hired executives or senior managers with our existing management team.

Risks related to our intellectual property and technology platform

If our intellectual property and technologies are not adequately protected to prevent use or misappropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

Our future success and competitive position depend in part on our ability to protect our proprietary technologies and intellectual property both in the U.S. and in foreign countries. We rely, and expect to continue to rely, on a combination of confidentiality and licensing agreements with our employees, consultants and third parties with whom we have relationships, along with trademark, copyright, patent and trade secret protection laws, to protect our proprietary technologies and intellectual property. We rely on our trademarks, trade names and brand names to distinguish our products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Many of our trademarks contain words or terms having a common usage and, as a result, may not be protectable under applicable law. Competitors may adopt service marks or trademarks similar to ours or use identical or similar terms as keywords in Internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to confusion by our users and customers. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we may be forced to rebrand our products and services, which could result in a loss of brand recognition, and could require us to devote resources to advertising and marketing new brands.

We also possess intellectual property rights in aspects of our content, search technology, software products and other processes. However, we do not register copyrights in most of our content. Copyrights of U.S. origin must be registered before the copyright owner may bring an infringement suit in the U.S. Furthermore, if a copyright of U.S. origin is not registered within three months of publication of the underlying work, the copyright owner is precluded from seeking statutory damages or attorneys fees in any U.S. enforcement action, and is limited to seeking actual damages and lost profits. Accordingly, if one of our unregistered copyrights of U.S. origin is infringed by a third party, we will need to register the copyright before we can file an infringement suit in the U.S., and our remedies in any such infringement suit may be limited. Typically, our content is primarily protected by user agreements that limit access to and use of our content. Compliance with use restrictions is difficult to monitor, and our copyright rights may be more difficult to enforce than other forms of intellectual property rights.

We have applied for patent protection in the U.S. and abroad relating to certain products, processes and services. We may also rely on unpatented proprietary technology. We cannot assure you that the steps we take will be adequate to protect our technologies and intellectual property, that our patent applications will lead to issued patents, that others will not develop or patent similar or superior technologies, products or services, that our patents and other intellectual property will not be challenged, invalidated or circumvented by others or that the patents that we own will be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Furthermore, the intellectual property laws of other countries where our websites are directed or can be accessed may not protect our products and intellectual property rights to the same extent as the laws of the U.S. The legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving, both in the U.S. and in other countries. If the protection of our technologies and intellectual property is inadequate to prevent use or appropriation by third parties, the value of our brand and other intangible assets may diminish.

In addition, third parties may knowingly or unknowingly infringe our patents, copyrights, trademarks and other intellectual property rights, and litigation may be necessary to protect and enforce our intellectual property rights. Any such litigation could be costly and divert management’s attention and resources away from our business. We also expect that the more successful we are, the more likely that competitors will claim that we infringe on their intellectual property or proprietary rights. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims.

Our ability to deliver personalized content and to measure the performance of advertising campaigns depends on our ability to collect and use data, and any limitations on the collection and use of this data could significantly diminish the value of our solutions.

Our ability to deliver personalized content and measure and optimize the performance of marketing campaigns depends on our ability to utilize the data we collect directly from our users, data we collect from user engagement with the Everyday Health portfolio and data we obtain from third parties. Our users voluntarily provide us with demographic and other information when they register for one of our websites or mobile applications. We also employ cookies and other personal identifiers to personalize content and advertising. Cookies are small files placed on an Internet user’s computer that are used to collect information related to the user, such as the history of the user’s interactions with our properties or third-party websites. Lastly, we purchase data from third party sources to augment our user profiles so we are better able to personalize content and better target our marketing programs.

If changes in user sentiment regarding the sharing of information results in a significant number of visitors to our websites and applications refusing to provide us with demographic information or information about their specific health interests, our ability to personalize content for our users and provide targeted marketing solutions would be impaired. Likewise, if our users choose to opt-out of having their data used for behavioral targeting, it would be more difficult for us to offer targeted marketing programs to our customers. For example, users can currently limit their receipt of online targeted advertising by deleting or disabling cookies on their browsers, visiting websites that allow consumers to place an opt-out cookie on their browsers or by downloading browser plug-ins and other tools that can block the delivery of online advertisements. In some cases, the default settings of consumer devices and software, including web browsers, may also be set to prevent the placement of cookies. In addition, network carriers, providers of mobile device operating systems and device manufacturers may offer users features that may impair or disable the collection of data on devices. A material increase in the number of users who either opt out of accepting cookies or who use browsers, devices or applications that limit the use of cookies or other tracking technologies could negatively impact our ability to collect valuable data and provide advertising solutions to our clients.

We append data from third party sources to augment our user profiles. If we are unable to acquire data from third party sources for whatever reason, or if there is a marked increase in the cost of obtaining such data, our ability to personalize content and provide targeted marketing solutions could be negatively impacted.

Our possession and use of personal information presents risks that could harm our business. Unauthorized disclosure or manipulation of such data, whether through breach of our network security or otherwise, could expose us to costly litigation and damage our reputation.

Our operations are dependent in part on our ability, and that of our hosting providers, to maintain our computer and telecommunications systems in effective working order and to protect our systems against damage from fire, theft, natural disaster, power loss, telecommunications failure, hacker attacks, computer viruses and other events beyond our control. Maintaining our network security is of critical importance because we use and store confidential user, employee and other sensitive data, such as names, addresses, credit card numbers and other personal information, including information about a user’s health interests.

We and our vendors use commercially available encryption technology when transmitting sensitive personal information over public networks. We also use security and business controls to limit access to, and use of, personal information. Third parties may be able to circumvent these security and business measures by developing and deploying viruses, worms and other malicious software programs that are designed to attack or infiltrate our systems and networks. In addition, employee error, malfeasance or other errors in the storage, use or transmission of personal information could result in a breach of registered user or employee privacy.

If third parties improperly obtain and use the personal information of our registered users or employees, we may be required to expend significant resources to resolve these problems. A major breach of our network security and systems could have serious negative consequences for our businesses, including:

•	possible fines, penalties and damages;

•	class action lawsuits;

•	reduced demand for our content offerings and advertising-based services;

•	an unwillingness of users to provide us with their credit card or payment information;

•	an unwillingness of registered users to provide us with personal information; and

•	harm to our reputation and brand.

Similarly, if a well-publicized breach of data security at any other major website were to occur, there could be a general public loss of confidence in the use of the Internet for commercial transactions.

Furthermore, a substantial majority of our consumers who subscribe to a premium service use credit and debit cards to pay for those subscriptions. If we or our payment processing vendors were to have problems with our billing software, our consumers could encounter difficulties in accessing properties within our portfolio or otherwise have a dissatisfying experience. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our consumers’ credit cards on a timely basis or at all, our ability to generate revenue would be compromised.

Finally, privacy concerns in general may cause visitors to avoid online websites that collect information and may indirectly inhibit market acceptance of our products and services. In addition, if our privacy practices are deemed unacceptable by watchdog groups or privacy advocates, such groups may attempt to block access to our properties or disparage our reputation and business.

As a creator and a distributor of content over the Internet, we face potential liability for legal claims based on the nature and content of the materials that we create or distribute.

Users access health-related content through our portfolio, including information regarding particular medical conditions, diagnosis and treatment and possible adverse reactions or side effects from medications. If our content, or content we obtain from third parties, contains inaccuracies, it is possible that consumers who rely on that content or others may make claims against us with various causes of action. Although the properties in our portfolio contain terms and conditions, including disclaimers of liability, that are intended to reduce or eliminate our liability, the law governing the validity and enforceability of online agreements is still evolving and subject to uncertainty. Moreover, many of these terms and conditions relate to properties that are operated by our partners and are not under our control. Third parties may claim that these online agreements are unenforceable. A finding by a court that these agreements are invalid and that we are subject to liability could harm our business and require us to make costly changes to our properties and related content policies.

We have editorial procedures in place to control the quality of our content offerings. However, our editorial and other quality control procedures may not be sufficient to ensure that there are no errors or omissions in our content offerings or to prevent such errors and omissions in content that is controlled by our partners. Even if potential claims do not result in liability to us, investigating and defending against these claims could be expensive and time consuming and could divert management’s attention away from our operations.

In addition, we could be exposed to liability in connection with material posted to the properties in our portfolio and on social media websites by our employees and our users. Many of the properties in our portfolio offer consumers an opportunity to post comments and opinions and we may share such content on social media websites. Some of this user-provided content may infringe on third-party intellectual property rights or privacy rights or may otherwise be subject to challenge under copyright laws. Moreover, we could face claims for making such user-provided content available on our properties if users rely on such information to their detriment, particularly if the information relates to medical diagnosis and treatment. Such claims could divert management’s time and attention away from our business and result in significant costs to us, regardless of the merit of these claims. The law governing fair use of content online and the validity and enforceability of online agreements and other electronic transactions is evolving. We could be subject to claims by third parties that the online terms and conditions for use of our properties, including disclaimers or limitations of liability, are unenforceable. A finding by a court that these terms and conditions or other online agreements are invalid could harm our business.

If we become subject to these types of claims and are not successful in our defense, we may be forced to pay substantial damages. Our insurance may not adequately protect us against these claims. The filing of these claims may result in negative publicity and also damage our reputation as a high quality and trusted provider of health and wellness content and services.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our properties and advertising and marketing activities.

From time to time, third parties may allege that we have violated their intellectual property rights. If we are forced to defend ourselves against intellectual property infringement claims, regardless of the merit or ultimate result of such claims, we may face costly litigation, diversion of technical and management personnel, limitations on our ability to use our current properties or inability to market or provide our content offerings or advertising-based services. As a result of any such dispute, we may have to:

•	develop new non-infringing technology;

•	pay damages;

•	enter into royalty or licensing agreements;

•	cease providing certain content or advertising-based services; or

•	take other actions to resolve the claims.

These actions, if required, may be costly, time-consuming or unavailable on terms acceptable to us, if at all. In addition, many of our partnering agreements require us to indemnify our partners for third-party intellectual property infringement claims, which could increase the cost to us of an adverse ruling in such an action.

In addition, we face potential suits and liability for negligence, copyright, patent or trademark infringement or other claims based on the nature of our content. These claims could potentially arise with respect to owned, licensed or user-provided content. Litigation to defend these claims could be costly, and any other liabilities we incur in connection with the claims could be significant.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information. Failure to protect our proprietary information could make it easier for third parties to compete with our products and harm our business.

In order to protect our proprietary rights, we rely in part on security measures, as well as confidentiality agreements with our employees, licensees, independent contractors and other advisors. These measures and agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. We could potentially lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, others may independently discover our trade secrets and proprietary information. In such cases we could not assert any trade secret rights against such parties. Laws regarding trade secret rights in certain markets in which we operate may afford little or no protection to our trade secrets. The loss of trade secret protection could make it easier for third parties to compete with our products by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain trade secret protection could adversely affect our business, revenue, reputation and competitive position.

If we cannot protect our domain names, our ability to successfully promote our brands will be impaired.

We currently own various web domain names, including www.EverydayHealth.com, www.MedPageToday.com and www.DailyGlow.com, that are critical to the operation of our business. The acquisition and maintenance of domain names, or Internet addresses, is generally regulated by governmental agencies and domain name registrars. The regulation of domain names in the U.S. and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, it is unclear whether laws protecting trademarks and similar proprietary rights will be extended to protect domain names. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. We may not be able to successfully implement our business strategy of establishing a strong brand for Everyday Health if we cannot prevent others from using similar domain names. This failure could impair our ability to increase market share and revenues.

We rely on Internet bandwidth and data center providers and other third parties for key aspects of our operations, and any failure or interruption in the services and products provided by these third parties could harm our business.

We rely on third-party vendors, including data center and Internet bandwidth providers. Any disruption in the network access or co-location services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business. We may not maintain redundant systems or facilities for some of these services. In the event of a catastrophic event with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could negatively impact our relationship with our users. In addition, system failures may result in loss of data, including user registration data, business intelligence data, content, and other data critical to the operation of our online services, which could cause significant harm to our business and our reputation. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third-party vendors, which increases our vulnerability to problems with the services they provide. We license technology and related databases from third parties to facilitate analysis, storage of data and delivery of offerings. We have experienced interruptions and delays in service and availability for data centers, bandwidth and other technologies in the past. Any future errors, failures, interruptions or delays experienced in connection with these third-party technologies and services could adversely affect our business.

Interruption or failure of our information technology and communications systems could impair our ability to effectively deliver our services, which could negatively impact our operating results.

Our business depends on the continuing operation of our technology infrastructure and systems. Any damage to or failure of our systems could result in interruptions in our ability to deliver offerings quickly and accurately and/or process visitors’ responses emanating from our various properties. Interruptions in our service could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, reduce our revenues and profits, and damage our reputation if people believe our systems are unreliable. Our systems and operations are vulnerable to damage or interruption from earthquakes, terrorist and/or cyber attacks, floods, fires, power loss, break-ins, security breaches, hardware or software failures, telecommunications failures, computer viruses or other attempts to harm our systems and similar events.

In addition, as the number of properties in our portfolio and users who access our portfolio increases, our technology infrastructure may not be able to meet the increased demand. A sudden and unexpected increase in the volume of usage could strain the capacity of our technology infrastructure. Any capacity constraints we experience could lead to slower response times or system failures and adversely affect the availability of properties and the level of consumer usage, which could result in the loss of customers or revenue or harm to our business and results of operations.

We lease or maintain server space in various locations. Our facilities are also subject to break-ins, sabotage, intentional acts of vandalism and potential disruptions if the operators of these facilities have financial difficulties. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice or other unanticipated problems at our facilities could result in lengthy interruptions in our service.

Any unscheduled interruption in our service would result in an immediate loss of revenue. Frequent or persistent system failures that result in the unavailability of any of the properties in our portfolio or slower response times could reduce the number of users accessing our properties, impair our delivery of advertisements and harm the perception of our portfolio as reliable, trustworthy and consistent sources of information. Our insurance policies provide only limited coverage for service interruptions and may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems.

Risks related to regulation of our industry

Laws and standards relating to data collection and use practices and the privacy of Internet users and other individuals could impair our efforts to maintain and grow our audience, thereby decreasing our advertising and sponsorship revenues.

We collect information from users who register to access certain content on our portfolio, as well as from third party sources of data. Subject to the ability of our users to decline, we may use this information to provide our users content and advertising that may be of interest to them. We may also share information about registered users who have elected to receive additional promotional information with our advertisers. Internet user privacy and the use of our users’ information to track online activities are issues that are subject to rigorous regulatory discussions and analysis both in the U.S. and abroad. We have privacy policies posted on our properties that we believe comply with laws applicable to us requiring notice about our information collection, use and disclosure practices. The U.S. federal and various state governments have adopted or proposed limitations on the collection, distribution and use of personal information of Internet users. Several foreign jurisdictions, including the European Union and Canada, have adopted legislation, including directives or regulations, that may limit our collection and use of information from Internet users in these jurisdictions. Enforcement by regulators, including the FTC, requires us to provide consumers with notice, choice, security and access with respect to such information. The standards are subject to interpretation by courts and other governmental authorities. In addition, some of our services are offered in the United Kingdom and Australia and most of our services may be accessible worldwide. European data protection laws in particular can be more restrictive regarding the collection, use and disclosure of data as compared to the U.S. Because many of the proposed laws or regulations are in early stages, we cannot yet determine the impact these regulations may have on our business over time. We cannot assure you that the privacy policies and other statements we provide to users of properties in our portfolio, or our practices with respect to these matters, will be found sufficient to protect us from liability or adverse publicity in this area. A determination by a government agency, court or other governmental authority that any of our practices do not meet applicable standards or regulations, or the implementation of new standards or requirements, could result in liability and adversely affect our business. In addition, inquiries or proceedings involving foreign or U.S. data protection authorities may be expensive or time consuming, and their outcome is uncertain. Furthermore, we cannot assure you that our advertisers are currently in compliance, or will remain in compliance, with their own privacy policies, regulations governing consumer privacy or other applicable legal requirements. A number of U.S. state and federal bills have been proposed and are under consideration that contain provisions that would regulate how companies can use cookies and other tracking technologies to collect and use information about individuals and their online behaviors. The European Union, or EU, and some EU member states have already implemented legislation and regulations requiring advertisers to provide specific types of notice and obtain consent from individuals before using cookies or other technologies to track individuals and their online behavior and deliver targeted advertisements. We may be held liable if these parties advertise on one of the properties in our portfolio or use the data we collect on their behalf in a manner that is not in compliance with applicable laws or regulations or posted privacy standards.

In addition, growing public concern about privacy, data security and the collection, distribution and use of personal information has led to self-regulation of these practices by the Internet advertising and direct marketing industry and increased federal and state regulation. We participate in the Digital Advertising Alliance, or DAA, self- regulatory program under which we provide consumers with notice about our use of cookies and our collection and use of data in connection with the delivery of targeted advertising. Ensuring compliance with these industry standards could negatively impact our revenues or result in increased costs. Failure to comply with current or new industry standards could create liability for us, damage our reputation and result in a loss of users and advertisers.

We also may be subject to the Children’s Online Privacy Protection Act, or COPPA, which applies to operators of commercial websites and online services directed to U.S. children under the age of 13 that collect personal information from children, and to operators of general audience websites with actual knowledge that they are collecting information from U.S. children under the age of 13. Our properties are not directed at children under the age of 13, and our registration process utilizes age screening in order to prevent under-age registrations. We believe that we are in compliance with COPPA. COPPA, however, is subject to interpretation by courts and other governmental authorities. The failure to accurately anticipate the application, interpretation or legislative expansion of this law could create liability for us, result in adverse publicity and negatively affect our business.

Additionally, more burdensome laws or regulations, including consumer privacy and data security laws, could be enacted or applied to us or our advertising customers. Such laws or regulations could impair our ability to collect user information that helps us to provide more targeted advertising to our users, thereby impairing our ability to maintain and grow our audience and maximize advertising and sponsorship revenues from our customers. Users may also choose to opt-out of receiving targeted advertising or use browser settings or third-party technology to prohibit the delivery of advertising and thereby negatively impact our advertising and sponsorship revenues.

We face potential liability related to the privacy and security of health-related information we collect from or on behalf of our consumers.

The privacy and security of information about the past, present, or future physical or mental health or condition of an individual is an area of significant focus in the U.S. because of heightened privacy concerns and the potential for significant consumer harm from the misuse of such sensitive data. We have procedures and technology in place intended to safeguard the information we receive from users of our services from unauthorized access or use.

The Privacy Standards and Security Standards under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish a set of basic national privacy and security standards for the protection of individually identifiable health information by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. Notably, whereas HIPAA previously directly regulated only these covered entities, the Health Information for Economic and Clinical Health Act of 2009, or HITECH, which was signed into law as part of the stimulus package in February 2009, makes certain of HIPAA’s Privacy and Security Standards also directly applicable to covered entities’ business associates. As a result, business associates are now subject to significant civil and criminal penalties for failure to comply with applicable Privacy and Security Standards. Moreover, HITECH creates a new requirement to report certain breaches of unsecured, individually identifiable health information and imposes penalties on entities that fail to do so. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA.

We have developed products and services in partnership with the Mayo Clinic that provide health assessment tools, lifestyle education, health coaching and wellness information to employers and healthcare providers. Some of these clients may qualify as covered entities under HIPAA and provide us with individually identifiable health information. We also have contractual arrangements with some HIPAA covered entities to make our CarePages social support website service available to patients and their friends and families. As part of those arrangements, we do not receive, process, or store any information from the covered entities about a patient. Instead, we only receive and store information from our users. Accordingly, we believe that we do not receive protected health information on behalf of our CarePages clients. However, we have signed business associate agreements with certain covered entities to make our CarePages service available to their patients and their families and friends, and may sign such business associate agreements in connection with the provision of the products and services developed in partnership with the Mayo Clinic, as discussed above. If our data practices do not comply with the requirements of HIPAA or HITECH, we may be directly subject to liability. In addition, if our security practices do not comply with our contractual obligations, we may be subject to liability for breach of those obligations. HITECH also creates obligations for us to report any unauthorized use or disclosure of protected health information to our covered entity clients. The 2013 final HITECH omnibus rule modifies the breach reporting standard in a manner that will likely make more data security incidents qualify as reportable breaches. Any liability from a failure to comply with the requirements of HIPAA or HITECH, to the extent such requirements are deemed to apply to our operations, or contractual obligations, could adversely affect our financial condition. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our results of operations. These new provisions, as modified, will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us, as well as our clients and strategic partners. In addition, we are unable to predict what changes to the HIPAA Privacy Standards and Security Standards might be made in the future or how those changes could affect our business. Any new legislation or regulation in the area of privacy and security of personal information, including personal health information, could also adversely affect our business operations.

Developments in the healthcare industry could adversely affect our business.

A significant portion of our advertising and sponsorship revenues is derived from the healthcare industry, including pharmaceutical, over-the-counter and consumer-packaged-goods companies, and could be affected by changes affecting healthcare spending. General reductions in expenditures by healthcare industry participants could result from, among other things:

•	government regulation or private initiatives that affect the manner in which healthcare industry participants interact with consumers and the general public;

•	consolidation of healthcare industry participants;

•	reductions in governmental funding for healthcare; and

•	adverse changes in business or economic conditions affecting pharmaceutical companies or other healthcare industry participants.

Even if general expenditures by industry participants remain the same or increase, developments in the healthcare industry may result in reduced spending in some or all of the specific market segments that we serve now or in the future. For example, use of our content offerings and advertising-based services could be affected by:

•	changes in the design and provision of health insurance plans, including any new regulations that may stem from health reform initiatives that are pending before Congress;

•	a decrease in the number of new drugs or pharmaceutical products coming to market; and

•

decreases in marketing expenditures by pharmaceutical companies as a result of governmental regulation or private initiatives that discourage or prohibit advertising or sponsorship activities by pharmaceutical companies.

In addition, our advertising customers’ expectations regarding pending or potential industry developments may also affect their budgeting processes and spending plans with us.

The healthcare industry has changed significantly in recent years. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or, collectively, PPACA, was signed into law in March 2010 and makes extensive changes to the system of healthcare insurance and benefits in the U.S. In general, PPACA seeks to reduce healthcare costs and decrease the number of uninsured legal U.S. residents by, among other things, requiring individuals to carry, and certain employers to offer, health insurance or be subject to penalties. PPACA also imposes new regulations on health insurers, including guaranteed coverage requirements, prohibitions on certain annual and all lifetime limits on amounts paid on behalf of or to plan members, increased restrictions on rescinding coverage, establishment of minimum medical loss ratio requirements, a requirement to cover certain preventive services on a first dollar basis, the establishment of state insurance exchanges and essential benefit packages, and greater limitations on how health insurers price certain of their products. PPACA also enhances remedies against fraud and abuse and contains provisions that will affect the revenues and profits of pharmaceutical and medical device companies, including new taxes on certain sales of their products.

In addition, other legislative changes have been proposed and adopted since PPACA was enacted. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. We expect that significant changes to the healthcare industry will continue to occur. However, the timing and impact of developments in the healthcare industry are difficult to predict. We cannot assure you that the demand for our offerings will continue to exist at current levels or that we will have adequate technical, financial and marketing resources to react to changes in the healthcare industry.

We are unable to predict what the indirect impacts of PPACA and other health care reform initiatives will be on our company’s business through their effects on other healthcare industry participants, including hospital, pharmaceutical and medical device customers that generate revenues for our company, including as advertisers or as sponsors of certain of our business activities. Healthcare industry participants may respond to PPACA and other health care reform initiatives or to uncertainties created by PPACA and other health care reform initiatives by reducing their expenditures or postponing expenditure decisions, including expenditures for our services, which could have a material adverse effect on our business. However, we believe that certain aspects of PPACA and future implementing regulations and other health care reform initiatives that seek to reduce healthcare costs may create opportunities for our company, including with respect to our health tools and, more generally, with respect to our capabilities in providing health and wellness information and education. However, we cannot yet determine the scope of any such opportunities or what competition we may face in our efforts to pursue such opportunities.

Government regulation of healthcare creates risks and challenges with respect to our compliance efforts and our business strategies.

The healthcare industry is highly regulated and subject to changing political, legislative, regulatory and other influences. Existing and future laws and regulations affecting the healthcare industry could create unexpected liabilities for us, cause us to incur additional costs and restrict our operations. Many healthcare laws are complex, and their application may not be clear. Our failure to accurately anticipate the application of these laws and regulations, or other failure to comply with such laws and regulations, could create liability for us. Even in areas where we are not subject to healthcare regulation directly, we may become involved in governmental actions or investigations through our relationships with customers that are regulated, and participation in such actions or investigations, even if we are not a party and not the subject of an investigation, may cause us to incur significant expenses.

For example, there are federal and state laws that govern patient referrals, physician financial relationships and inducements to healthcare providers and patients. The federal healthcare programs’ anti-kickback law prohibits any person or entity from willingly offering, paying, soliciting or receiving anything of value, directly or indirectly, to induce or reward, or in return for either the referral of patients covered by Medicare, Medicaid and other federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. Many states also have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program. Our sale of advertising and sponsorships to healthcare providers implicates these laws. However, we review our practices to ensure that we comply with all applicable laws. The laws in this area are broad and we cannot determine precisely how the laws will be applied to our business practices. Any determination by a state or federal regulatory agency that any of our practices violate any of these laws could subject us to liability and require us to change or terminate some portions of our business.

Further, we derive revenues from the sale of advertising and promotion of prescription and over-the-counter drugs. If the FDA or the FTC finds that any of the information provided on our portfolio of websites violates FDA or FTC regulations, they may take regulatory or judicial action against us and/or the advertiser of that information. State attorneys general may also take similar action based on their state’s consumer protection statutes. Any increase or change in regulation of advertising and promotion in the healthcare industry could make it more difficult for us to generate and grow our advertising and sponsorship revenues. Members of Congress, physician groups and others have criticized the FDA’s current policies and have called for more stringent regulation of prescription drug advertising that is directed at consumers and have urged the FDA to become more active in enforcing its current policies. We cannot predict what actions the FDA or industry participants may take in response to these criticisms. It is also possible that new laws, regulations or FDA policies could be promulgated that would impose additional restrictions on such advertising. In November 2009, the FDA convened a public meeting to seek guidance on the marketing of prescription drugs on the Internet and in social media, and subsequently solicited comments from the public on the issue. It is not clear what steps, if any, the FDA will take in response to the public meeting and the comments it subsequently received from the public or whether it will seek specific regulation of Internet advertising of prescription drugs. Our advertising and sponsorship revenues could be materially reduced by additional restrictions on the advertising of prescription drugs and medical devices to consumers, whether imposed by law or regulation or required under policies adopted by industry members.

In addition, the practice of most healthcare professions requires licensing under applicable state law and state laws may further prohibit business entities from practicing medicine, which is referred to as the prohibition against the corporate practice of medicine. Similar state prohibitions may exist with respect to other licensed professions. We believe that we do not engage in the practice of medicine or any other licensed healthcare profession, or provide, through our portfolio of websites, professional medical advice, diagnosis, treatment or other advice that is tailored in such a way as to implicate state licensing or professional practice laws. We employ and contract with physicians, nutritionists and fitness instructors who provide only medical, nutrition and fitness information to consumers. However, a state may determine that some portion of our business violates these laws and may seek to have us discontinue those portions or subject us to penalties or licensure requirements. Any determination that we are a healthcare provider and acted improperly as a healthcare provider may result in liability to us.

We believe that none of our existing online services and mobile applications is subject to regulation as a medical device under applicable FDA regulations. However, it is possible that products and services that we may offer in the future could subject us to such regulation or that current rules could change or be interpreted to apply to some of our existing online services or mobile applications. Complying with such regulations could be burdensome and costly and could delay our introduction or new services or applications.

Lastly, the Federal False Claims Act imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. In addition, various states have enacted false claim laws analogous to the Federal False Claims Act. It is not clear whether there is a basis for the application of the False Claims Act to the types of services that we provide. However, we are aware that plaintiffs in the past have named a similar online health information provider in a complaint relating to the alleged off-label promotion of prescription drugs by a pharmaceutical manufacturer. Any action against us for violation of these laws could cause us to incur significant legal expenses and may adversely affect our ability to operate our business.

Changes in regulations could hurt our business and financial results.

It is possible that new laws and regulations or new interpretations of existing laws and regulations in the U.S. and elsewhere will be adopted covering issues affecting our business, including:

•	privacy, data security and use of personally identifiable information;

•	copyrights, trademarks and domain names; and

•	marketing practices, such as e-mail or direct marketing.

Increased government regulation, or the application of existing laws to online activities, could:

•	decrease the growth rate of the Internet;

•	negatively impact our ability to generate revenues;

•	increase our operating expenses; or

•	expose us to significant liabilities.

For example, Internet user privacy and the use of consumer information to track online activities are debated issues both in the U.S. and abroad. In February 2009, the FTC published Self-Regulatory Principles to govern the tracking of consumers’ activities online in order to deliver advertising targeted to the interests of individual consumers, sometimes referred to as behavioral advertising. These principles serve as industry guidelines. In addition, there is the possibility of proposed legislation and enforcement relating to behavioral advertising. We have privacy policies posted throughout our portfolio that we believe comply with applicable laws requiring notice to users about our information collection, use and disclosure practices. We also notify users about our information collection, use and disclosure practices relating to data we receive from our consumers. We cannot assure you that the privacy policies and other statements we provide to our users or our practices will be sufficient to protect us from liability or adverse publicity in this area. A determination by a state or federal agency or court or foreign jurisdiction that any of our practices do not meet applicable standards, or the implementation of new standards or requirements, could adversely affect our business.

Our business could be harmed if we are unable to correspond with existing and potential consumers by e-mail.

We use e-mail as a significant means of communicating with our existing and potential consumers and healthcare professionals. The laws and regulations governing the use of e-mail for marketing purposes continue to evolve, and the growth and development of the market for commerce over the Internet may lead to the adoption of additional legislation or changes to existing laws. Such laws may impose additional restrictions on our ability to send e-mail to our users or potential users.

Notably, the CAN-SPAM Act regulates commercial e-mails, provides a right on the part of the recipient to request the sender to stop sending messages, and establishes penalties for the sending of e-mail messages that are intended to deceive the recipient as to source or content. An action alleging our failure to comply with CAN-SPAM and the adverse publicity associated with any such action could result in less user participation and lead to reduced revenues from advertisers. If we were found to be in violation of the CAN-SPAM Act, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of e-mail, whether as a result of violations by our partners or if we were deemed to be directly subject to and in violation of these requirements, we could be exposed to damages or penalties. We also may be required to change one or more aspects of the way we operate our business, which could impair our ability to market our goods and services or increase our operating costs.

In addition to legal restrictions on the use of e-mail, Internet service providers and others typically attempt to block the transmission of unsolicited e-mail, commonly known as spam. If an Internet service provider or software program identifies e-mail from us as spam, we could be placed on a restricted list that would block our e- mail to consumers or potential consumers who maintain e-mail accounts with these Internet service providers or who use these software programs.

Failure to maintain CME accreditation could adversely affect our ability to provide online CME as part of our MedPage Today offering.

Physicians utilize www.MedPageToday.com to fulfill their continuing medical education, or CME, obligations. Our CME activities, which are conducted as part of our MedPage Today offering, are planned and implemented in accordance with the current Essential Areas and Elements and the Policies of the Accreditation Council for Continuing Medical Education, or ACCME, which oversees providers of CME credit, and other applicable accreditation standards. We currently rely on the University of Pennsylvania as our ACCME-accredited provider in connection with our CME offering. ACCME’s standards for commercial support of CME are intended to assure, among other things, that CME activities of ACCME-accredited providers, such as the University of Pennsylvania, are independent of “commercial interests,” which are defined as entities that produce, market, re-sell or distribute healthcare goods and services, excluding certain organizations. “Commercial interests,” and entities owned or controlled by “commercial interests,” are ineligible for accreditation by the ACCME.

CME activities may be subject to government oversight or regulation by Congress, the FDA, HHS, and state regulatory agencies. During the past several years, educational activities, including CME, directed at physicians have been subject to increased governmental scrutiny to ensure that sponsors do not influence or control the content of the activities. In the event that these regulatory challenges inhibit our ability to provide CME, or if the University of Pennsylvania, our ACCME-accredited partner, elects to terminate its relationship with us and we are unable to identify a suitable replacement partner, our ability to continue to attract physicians to www.MedPageToday.com may suffer.

Risks related to this offering and ownership of our common stock

An active, liquid and orderly trading market for our common stock may not develop, our share price may be volatile, and you may be unable to sell your shares at or above the offering price.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock may be subject to wide fluctuations in response to the many risk factors listed in this section and other factors beyond our control, including:

•	actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;

•	issuance of new or updated research or reports by securities analysts;

•

our announcement of actual results for a fiscal period that are higher or lower than projected or expected results, or our announcement of revenues or earnings guidance that is higher or lower than expected;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	sales or expected sales of additional common stock;

•	announcements from, or operating results of, our competitors; or

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause our common stock price to decline. If our common stock price after this offering does not exceed the initial public offering price, you will not realize any return on your investment in our common stock and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns.

If we fail to maintain proper and effective internal and disclosure controls, our ability to produce accurate financial statements and other disclosures on a timely basis could be impaired.

The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with the fiscal year ending December 31, 2014, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 10-K for that year, as required by Section 404 of the Sarbanes-Oxley Act. As an “emerging growth company” under the Jumpstart Our Business Startups, or JOBS Act, we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting; however, we may no longer avail ourselves of this exemption when we cease to be an “emerging growth company.” This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Moreover, if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the Securities and Exchange Commission, or SEC, or other regulatory authorities, which would require additional financial and management resources.

We may in the future discover areas of our internal control over financial reporting that need improvement. Our internal control over financial reporting will not prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective disclosure controls and procedures or proper and effective internal control over our financial reporting, we may not be able to produce timely and accurate financial statements and other disclosures, and we may conclude that our internal control over financial reporting is not effective. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

We will incur increased costs and demands upon management as a result of being a public company.

As a public company listed in the U.S., we will incur significant additional legal, accounting and other costs. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and stock exchanges, may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain some types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

As an “emerging growth company” under the JOBS Act we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

We are an “emerging growth company” and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and not being required to hold a nonbinding advisory vote on executive compensation or obtain stockholder approval of “golden parachute” payments. We could be an “emerging growth company” for up to five years following the completion of this offering, although, if we have more than $1.0 billion in annual revenue, the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year, or we issue more than $1.0 billion of non-convertible debt over a three-year period before the end of that five-year period, we would cease to be an “emerging growth company” as of the December 31 following such occurrence. Investors may find our common stock less attractive if we choose to rely on these exemptions, in which case the price of our common stock may suffer or there may be a less active trading market for our common stock and our stock price may be more volatile.

Our reported financial results may be adversely affected by changes in accounting principles applicable to us.

Generally accepted accounting principles in the U.S. are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have any, and may never obtain, research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts who covers us downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Provisions of our certificate of incorporation, bylaws and Delaware law could deter takeover attempts.

Various provisions in our certificate of incorporation and bylaws, as they will be in effect following this offering, could delay, prevent or make more difficult a merger, tender offer, proxy contest or other attempt to acquire control of our company. Our stockholders might view any transaction of this type as being in their best interest since the transaction could result in a higher stock price than the then-current market price for our common stock. Among other things, our certificate of incorporation and bylaws:

•

authorize our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	divide our board of directors into three classes so that only approximately one-third of the total number of directors is elected each year;

•	permit directors to be removed only for cause and then only by a two-thirds vote;

•	prohibit stockholders from calling a special meeting of stockholders;

•	prohibit action by written consent of our stockholders; and

•	specify advance notice requirements for stockholder proposals and director nominations.

In addition, following this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers and which has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after the date the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision.

Future sales of shares of our common stock by existing stockholders could depress the market price of our common stock.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market following this offering, the trading price of our common stock could decline significantly, even below the initial public offering price. Based on shares outstanding as of  , 2013, upon completion of this offering, we will have outstanding approximately  shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares. Our officers, directors and certain of our stockholders have entered into lock-up agreements with the underwriters prohibiting them from selling any of their shares for a period of 180 days following the date of this prospectus. J.P. Morgan Securities LLC may, in its sole discretion, permit our officers, directors and certain of our stockholders to sell shares prior to the expiration of the lock-up agreements.

After the lock-up agreements expire, and based on shares outstanding as of  , 2013, an additional shares will be eligible for sale in the public market,  of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements. Holders of  shares of common stock, including shares underlying certain of our existing warrants, will be entitled to rights with respect to the registration of these shares under the Securities Act. See “Description of capital stock—Registration rights.” If we register the resale of their shares following the expiration of the lock-up agreements describes in “Shares available for future sale,” these stockholders could sell those shares in the public market without being subject to the volume and other restrictions of Rules 144 and 701. In addition, the shares subject to outstanding options under our 2003 Stock Option Plan as of   , 2013, the shares reserved for future issuance under our 2003 Stock Option Plan and 2013 Equity Incentive Plan and shares issuable upon exercise of warrants will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline substantially.

A limited number of stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

Immediately after this offering, our directors, executive officers and their affiliated entities will beneficially own  % percent of our outstanding common stock. These stockholders, if they act together, could exert substantial influence over matters requiring approval by our stockholders, including the election of directors, the amendment of our certificate of incorporation and bylaws and the approval of mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and may reduce our stock price. These actions may be taken even if they are opposed by other stockholders, including those who purchase shares in this offering.

Our management will have broad discretion over the use of the proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management may not apply the net proceeds of this offering in ways that increase the value of your investment. We intend to use the net proceeds from this offering for working capital and general corporate purposes, which may include funding capital expenditures and operating losses. We may use a portion of the net proceeds from this offering to repay borrowings under our credit facilities or acquire complementary businesses. Until we use the net proceeds from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

You will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma net tangible book value of each outstanding share of common stock immediately after this offering. If you purchase our common stock in this offering, you will suffer immediate and substantial dilution. If previously granted warrants or options are exercised, you will experience additional dilution. As of March 31, 2013, warrants to purchase 864,367 shares of our common stock at a weighted-average exercise price of $1.42 per share and options to purchase 7,557,451 shares of common stock at a weighted-average exercise price of $4.81 per share were outstanding, excluding a warrant to purchase 225,000 shares of common stock that will be automatically exercised for common stock upon completion of this offering. For more information refer to the section of this prospectus entitled “Dilution.”

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend solely on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. In addition, the provisions of our credit facilities prohibit us from paying cash dividends, without first obtaining the consent of our lender. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which you purchase your shares.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections of this prospectus titled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” or “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

•	our financial performance, including our revenues, cost of revenues, operating expenses and ability to achieve and sustain profitability;

•	our rate of revenue growth and our ability to generate additional revenues in a cost-effective manner;

•	our ability to effectively manage our growth and scale and adapt our business;

•	our ability to attract and maintain users, advertising customers and partners in a cost-effective manner;

•	our ability to produce and acquire content that attracts and maintains consumers;

•	our ability to maintain and enhance our brands;

•	the volatile and competitive nature of the Internet and the advertising industry;

•	the effect of regulatory developments and industry standards on our business;

•	our success with respect to any future acquisitions;

•	our ability to adequately protect our intellectual property;

•	any disruptions in our services;

•	our future capital requirements and estimates regarding the sufficiency of our cash resources; and

•	our ability to retain and hire necessary employees and appropriately staff our operations.

You should refer to the “Risk factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward- looking statements by these cautionary statements.

Industry and market data

We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications and surveys and studies conducted by third parties. Industry and general publications, studies and surveys generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurances as to the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source. Moreover, these third parties may, in the future, alter the manner in which they conduct surveys and studies regarding the markets in which we operate our business. As a result, you should carefully consider the inherent risks and uncertainties associated with the industry and market data contained in this prospectus, including those discussed under the heading “Risk factors.”

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $  million, or $  million if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $  per share, the midpoint of the estimated price range shown on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

A $1.00 increase or decrease in the assumed initial public offering price of $  per share, the midpoint of the estimated price range shown on the cover of this prospectus, would increase or decrease the net proceeds to us from this offering by $  million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

We intend to use the net proceeds from this offering for working capital and general corporate purposes, including funding capital expenditures and operating losses. We may also use a portion of the net proceeds to repay borrowings under our credit facilities or acquire complementary businesses, products or technologies. However, we do not have agreements or commitments for any specific repayments or acquisitions at this time, and cannot assure you that we will make any acquisitions in the future. See the section titled “Management’s discussion and analysis of financial condition and results of operations—Long-term debt” for a description of our credit facilities which we may choose to repay with the net proceeds of this offering.

In addition, the other principal purposes for this offering are to:

•	increase our visibility in the markets we serve;

•	strengthen our balance sheet;

•	create a public market for our common stock;

•	facilitate our future access to the public capital markets;

•	provide liquidity for our existing stockholders;

•	improve the effectiveness of our equity compensation plans in attracting and retaining key employees; and

•	enhance our ability to acquire complementary businesses or technologies.

We have not yet determined with any certainty the manner in which we will allocate our net proceeds from this offering. Our management will retain broad discretion in the allocation and use of our net proceeds of this offering. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business.

Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

Dividend policy

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. In addition, our credit facilities prohibit us from paying dividends on our common stock, without first obtaining the consent of our lenders. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2013:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic preferred stock conversion and the automatic exercise of a warrant to purchase 225,000 shares of common stock; and

•

on a pro forma as adjusted basis to further reflect the filing of our amended and restated certificate of incorporation upon the consummation of this offering and our issuance and sale of  shares of common stock in this offering at an assumed initial public offering price of $  per share, the midpoint of the estimated price range shown on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and the application of the net proceeds therefrom as described in “Use of proceeds.”

You should read this table together with our financial statements and the related notes appearing elsewhere in this prospectus and the “Use of proceeds” and “Management’s discussion and analysis of financial condition and results of operations” sections of this prospectus.

As of March 31, 2013 (in thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted

Cash and cash equivalents	$19,119	$	$

Long-term debt, including current portion	61,958

Redeemable convertible preferred stock, $0.01 par value; 27,204,144 shares authorized, 26,820,270 shares issued and outstanding actual; no shares authorized and no shares issued and outstanding, pro forma; no shares authorized and no shares issued and outstanding, pro forma as adjusted	158,766

Stockholders’ deficit:
Preferred stock, $0.01 par value, no shares authorized and no shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma; shares authorized and no shares issued and outstanding, pro forma as adjusted	—
Common stock, $0.01 par value; 45,000,000 shares authorized, actual and pro forma; 7,444,063 shares issued and outstanding, actual; shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	74
Treasury Stock	(55)
Additional paid-in capital	28,198
Accumulated (deficit)	(114,687)

Total stockholders’ (deficit)	(86,470)

Total capitalization	$153,373	$	$

A $1.00 increase or decrease in the assumed initial public offering price of $  per share, the midpoint of the estimated price range shown on the cover of this prospectus, would increase or decrease pro forma as adjusted additional paid-in capital and total stockholders’ equity by $  million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

The information set forth in the table excludes:

•	7,557,451 shares of common stock issuable upon exercise of outstanding options with a weighted-average exercise price of $4.81 per share;

•

986,717 shares of common stock reserved for future issuance under our 2003 Stock Option Plan; provided, however, that following the completion of this offering, no additional grants will be awarded under our 2003 Stock Option Plan;

•

  shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan and the 2013 Employee Stock Purchase Plan, each of which we plan to adopt prior to the consummation of this offering; and

•	864,367 shares of common stock issuable upon the exercise of certain outstanding warrants with a weighted-average exercise price of $1.42 per share.

Dilution

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share you will pay in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Net tangible book value per share represents our total tangible assets less total liabilities and redeemable convertible preferred stock, divided by the number of shares of our common stock outstanding.

As of  , 2013, our net tangible book value was $  million, or $  per share of common stock. On a pro forma basis, after giving effect to the automatic preferred stock conversion and the automatic warrant exercise, our net tangible book value would have been $  million, or $  per share of common stock. After giving further effect to our issuance and sale of  shares of common stock in this offering at an assumed initial public offering price of $  per share, the midpoint of the estimated price range shown on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, the pro forma as adjusted net tangible book value as of  , 2013 would have been $  million, or $  per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $  per share. Accordingly, new investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $  per share.

The following table illustrates this per share dilution to the new investors purchasing shares of common stock in this offering:

Assumed initial public offering price per share		$
Net tangible book value per share at , 2013, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to the automatic preferred stock conversion

Pro forma net tangible book value per share as of , 2013, before giving effect to this offering
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering
Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $  per share, the midpoint of the estimated price range shown on the cover of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value after this offering by $  per share and the dilution in net tangible book value per share to investors in this offering by $  per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value will increase to $  per share, representing an immediate increase in pro forma net tangible book value to existing stockholders of $  per share and an immediate dilution in net tangible book value of $  per share to new investors.

If all our outstanding stock options and outstanding warrants are assumed to have been exercised as of  , 2013, assuming the treasury stock method, the pro forma as adjusted net tangible book value will increase to $  per share, representing an immediate increase in pro forma net tangible book value to existing stockholders of $  per share and an immediate dilution in net tangible book value of $  per share to new investors.

The following table summarizes, on the pro forma basis described above as of  , 2013, the differences between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $  per share, the midpoint of the estimated price range shown on the cover of this prospectus, before the deduction of estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing stockholders		%	$	%	$
New investors

Total		%	$	%	$

The foregoing table and calculations are based on the number of shares of our common stock outstanding as of March 31, 2013, after giving effect to the automatic preferred stock conversion, and excludes:

•	7,557,451 shares of common stock issuable upon exercise of outstanding options with a weighted-average exercise price of $4.81 per share;

•

986,717 shares of common stock reserved for future issuance under our 2003 Stock Option Plan; provided, however, that following the completion of this offering, no additional grants will be awarded under our 2003 Stock Option Plan;

•

 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan and the 2013 Employee Stock Purchase Plan, each of which we plan to adopt prior to the consummation of this offering; and

•	864,367 shares of common stock issuable upon the exercise of certain outstanding warrants with a weighted-average exercise price of $1.42 per share.

The foregoing table does not reflect proceeds to be realized by existing stockholders in connection with sales made in this offering. The sale of  shares of common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to  , or  % of the total shares outstanding after this offering, and will increase the number of shares held by new investors to  , or  % of the total shares outstanding after this offering. In addition, if the underwriters exercise their option to purchase additional shares in full, the shares held by existing stockholders will further decrease to  % of the total shares outstanding after this offering, and the number of shares held by new investors will further increase to  , or  % of the total shares outstanding after this offering.

To the extent that options or warrants are exercised, new options are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Selected consolidated financial data

The following tables summarize our consolidated financial data for the periods presented. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s discussion and analysis of financial condition and results of operations” section of this prospectus.

We derived the consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008, 2009 and 2010 from our audited consolidated financial statements, which are not included in this prospectus. We derived the consolidated statement of operations data for the three months ended March 31, 2012 and 2013 and the consolidated balance sheet data as of March 31, 2013 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair statement of the financial information set forth in those statements. Our historical results for any prior periods are not necessarily indicative of results to be expected for a full year or any future period.

(in thousands, except share and per share data)	Year ended December 31,					Three months ended March 31,
	2008	2009	2010	2011	2012	2012	2013

Consolidated statement of operations data:
Revenues	$69,412	$90,111	$111,221	$127,646	$146,286	$29,898	$32,706

Operating expenses:
Cost of revenues	35,229	39,453	45,039	41,068	42,291	10,080	11,074
Sales and marketing	15,084	22,028	26,972	40,008	45,052	9,711	10,562
Product development	17,802	25,871	26,172	37,362	47,155	10,434	10,715
General and administrative	13,737	19,135	19,922	23,435	27,249	5,931	7,191

Total operating expenses	81,852	106,487	118,105	141,873	161,747	36,156	39,542

Loss from operations	(12,440)	(16,376)	(6,884)	(14,227)	(15,461)	(6,258)	(6,836)
Interest expense, net	(455)	(1,102)	(1,572)	(1,589)	(4,898)	(995)	(2,129)
Other expense	—	(212)	(2,881)	—	(1,069)	—	—

Loss before provision for income taxes	(12,895)	(17,690)	(11,337)	(15,816)	(21,428)	(7,253)	(8,965)
Benefit (provision) for income taxes	(293)	(1,331)	1,771	615	(1,026)	(248)	(264)

Net loss	$(13,188)	$(19,021)	$(9,566)	$(15,201)	$(22,454)	$(7,501)	$(9,229)

Net loss per common share:
Basic	$(2.01)	$(2.89)	$(1.44)	$(2.20)	$(3.12)	$(1.05)	$(1.25)

Diluted	$(2.01)	$(2.89)	$(1.44)	$(2.20)	$(3.12)	$(1.05)	$(1.25)

Pro forma basic (unaudited)(1)					$(0.66)		$(0.27)

Pro forma diluted (unaudited)(1)					$(0.66)		$(0.27)

Weighted-average common shares outstanding:
Basic	6,559,614	6,581,793	6,642,401	6,910,665	7,186,984	7,137,186	7,388,018

Diluted	6,559,614	6,581,793	6,642,401	6,910,665	7,186,984	7,137,186	7,388,018

Pro forma basic (unaudited)(1)					34,007,254		34,208,288

Pro forma diluted (unaudited)(1)					34,007,254		34,208,288

(1)

Pro forma weighted-average shares outstanding reflects the conversion of our redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

(in thousands)	Year ended December 31,					Three months ended March 31,
	2008	2009	2010	2011	2012	2012	2013

Other financial data:
Adjusted EBITDA	$(5,104)	$(2,664)	$7,573	$8,724	$11,341	$(212)	$(1,123)

Stock-based compensation expense included in:
Sales and marketing	$812	$815	$888	$727	$631	$105	$174
Product development	492	548	287	505	791	197	157
General and administrative	1,692	1,662	1,782	2,374	2,188	341	149

Total stock-based compensation expense	$2,996	$3,025	$2,957	$3,606	$3,610	$643	$480

(in thousands)	As of December 31,					As of March 31, 2013
	2008	2009	2010	2011	2012

Consolidated balance sheet data:
Cash and cash equivalents	$25,050	$16,360	$15,405	$27,238	$23,888	$19,119
Total assets	135,694	129,389	154,575	181,817	195,660	182,837
Deferred revenue	6,001	6,930	8,361	11,297	6,018	7,363
Long-term debt (including current portion)	7,597	17,000	18,235	40,440	62,666	61,958
Total liabilities	37,432	46,919	54,991	87,177	115,544	110,541
Redeemable convertible preferred stock	130,420	130,420	153,781	158,766	158,766	158,766
Total stockholders’ deficit	(32,158)	(47,950)	(54,197)	(64,126)	(78,650)	(86,470)

The following table presents a reconciliation of Adjusted EBITDA to net loss, the most comparable GAAP measure, for each of the periods identified. For additional information, please see “Summary consolidated financial data—Definition and discussion of other financial data.”

(in thousands)	Year ended December 31,					Three months ended March 31,
	2008	2009	2010	2011	2012	2012	2013

Reconciliation of Adjusted EBITDA to net loss:
Net loss	$(13,188)	$(19,021)	$(9,566)	$(15,201)	$(22,454)	$(7,501)	$(9,229)
Interest expense, net	455	1,102	1,572	1,589	4,898	995	2,129
Income tax expense (benefit)	293	1,331	(1,771)	(615)	1,026	248	264
Depreciation and amortization expense, including video and television production cost amortization	4,340	9,787	11,125	15,822	21,596	5,004	4,348
Stock-based compensation expense	2,996	3,025	2,957	3,606	3,610	643	480
Compensation expense related to acquisition earnout	—	900	375	1,375	1,428	300	200
Deferred revenue adjustment related to acquisitions	—	—	—	2,148	168	99	—
Write-off of unamortized deferred financing costs	—	212	631	—	1,069	—	—
Write-off of costs related to prior IPO filing	—	—	2,250	—	—	—	—
Reduction in force severance charges	—	—	—	—	—	—	685

Adjusted EBITDA	$(5,104)	$(2,664)	$7,573	$8,724	$11,341	$(212)	$(1,123)

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk factors” and elsewhere in the prospectus. See “Special note regarding forward-looking statements.”

Overview

We are a leading digital health and wellness company. By combining premium health and wellness content with our sophisticated proprietary data assets and analytics tools, we enable consumers to manage their health, healthcare professionals to stay informed and make better decisions for their patients, and marketers to communicate and engage with consumers and healthcare professionals. Our brands include Everyday Health, What To Expect, Dr. Sanjay Gupta, Jillian Michaels, Mayo Clinic, Physicians’ Desk Reference and numerous other leading industry experts. We utilize our proprietary technology, together with our extensive data assets, to personalize the content experience, empower our users to make more-informed health decisions and drive better health outcomes. We deliver our content and solutions whenever, wherever and however a user makes a health-related decision through multiple platforms, including desktop, mobile web, and mobile phone and tablet applications, and through multiple channels, including video and social media.

We also utilize the data we collect to enable health and wellness marketers to:

•	reach and engage the right audience at the right time;

•	influence purchase decisions;

•	drive health compliance and health outcomes; and

•	quantitatively prove the efficacy of the marketing solutions we implement.

During the first half of 2013, we estimate an average of 40 million consumers and 500,000 healthcare professionals interacted with our health and wellness properties on a monthly basis. We derive a significant majority of our revenues from the sale of advertising, sponsorships and other marketing solutions across a variety of health and wellness categories, including pharmaceuticals, over-the-counter products, food, retail and lifestyle. To a lesser extent, we generate revenues from the sale of our premium services, which consist primarily of subscriptions sold to individuals who purchase access to one or more properties in our portfolio. We generated total revenues of $111.2 million, $127.6 million and $146.3 million in 2010, 2011 and 2012, respectively.

In late 2010, we made a strategic decision to expand our business into the market for providing content and marketing solutions targeting healthcare professionals through our acquisition of MedPage Holdings, Inc., or MPT. The purchase price for MPT, which operated the MedPage Today website and related mobile applications, was $17.8 million. We believe that the entry into the healthcare professional market provided us with a significant revenue opportunity because pharmaceutical companies spend a larger percentage of their marketing budgets on healthcare professionals as compared to consumers. In addition, the acquisition of MPT enables us to offer marketers the ability to target both healthcare professionals and consumers with a single marketing solution. Since we acquired MPT, we have grown the MPT audience of physicians and other healthcare professionals and increased user engagement through various editorial enhancements and expanded mobile offerings. For example, the number of visits to MPT properties has increased from approximately 2.7 million in the first quarter of 2011, the first full calendar quarter after the acquisition, to approximately 4.5 million in the first quarter of 2013.

In late 2010, we also made a strategic decision to make significant investments in product development, technology, sales and data and analytics in order to build the foundation for the next stage of our growth across both our consumer and professional operations. These investments included:

•	increasing our headcount in key departments, including sales, product, technology and data sciences;

•	expanding our online video capabilities, as well as our launch of an Everyday Health YouTube channel and the production of two broadcast television shows;

•	significant product and technology enhancements to our mobile offerings;

•	expanding our data collection and research capabilities in order to provide more sophisticated campaign analytics and effectiveness reporting to our advertising customers; and

•	enhancing our social media offerings and capabilities.

These investments also included two acquisitions designed to expand our consumer platform. In April 2011, we acquired DDC Internet, Inc., or DDC, an online directory for healthcare professionals, which provided our consumer audience the ability to connect and interact with healthcare professionals and book appointments. The purchase price for DDC was $6.8 million. In addition to the purchase price, we incurred $1.0 million and $1.4 million of compensation expense related to earnouts that were payable upon the achievement of certain milestones in 2011 and 2012, respectively. In September 2012, we acquired EQAL, Inc., or EQAL, a video production and social media platform for brands and celebrities. The purchase price for EQAL was $9.2 million. In addition to the purchase price, pursuant to a May 2013 amendment to the merger agreement, the selling stockholders and founders of EQAL are eligible to receive up to a maximum of $5.0 million based on our achievement of certain revenue and operating income targets for calendar year 2013.

The investments in our business between late 2010 and the end of 2012 increased our operating expenses and capital expenditures and reduced our Adjusted EBITDA. We believe, however, that these investments have positioned us for revenue growth in the future by broadening our revenue opportunities and improving our operating leverage. We expect our operating expenses to increase in 2013 and 2014, but to decrease as a percentage of revenues. As a result, we expect that our Adjusted EBITDA will improve in 2013 and 2014, and expect that our capital expenditures will decline as a percentage of revenues over the same period.

Background Information

Key trends affecting our business

We believe that the following key trends drive our ability to continue to grow our business:

•

Marketers are allocating an increasing proportion of their advertising spending to online advertising and are seeking solutions that better target their audience and maximize return on investment, or ROI. We believe that the ability to offer complex data-driven solutions that demonstrate ROI will be a key determinant in our success in attracting marketing dollars in the coming years. We also believe that the online percentage of the total health-related advertising market is still relatively small, and that this percentage will increase in the coming years.

•

The Internet and digital and mobile devices have become indispensable for both consumers seeking to take a more active role in managing their diverse health and wellness needs and healthcare professionals striving to provide better care for their patients and manage their practices more efficiently. We believe that individuals will increasingly seek out digital content and solutions, and spend more time interacting with these digital channels, to educate themselves, directly manage and monitor their health and wellness, and make a wide array of other health-related purchase decisions, including purchasing health insurance.

•

The pharmaceutical industry is experiencing a major shift from large mass-market “blockbuster” drugs to niche or specialty medications that target discrete patient populations. At the same time, dramatically-reduced sales forces and other restrictions on interacting directly with physicians have made it more difficult for pharmaceutical companies to efficiently market their products and services. As a result, we believe the need for these companies to interact with consumers and physicians more directly through digital channels will increase significantly.

•

The evolving healthcare environment is forcing many health-related companies to face new challenges and adopt, in many cases for the first time, strategies targeting consumers and healthcare professionals. We believe our large and engaged audience, premium brands and a rich database of user information afford us a significant opportunity to grow our revenues as these entities, including health insurance companies, pharmacy benefit management companies and health information technology vendors, seek new ways to drive down costs, acquire new customers and utilize technology to achieve better health outcomes.

Key metrics

We use the following key financial and operating metrics in measuring the performance of our business, allocating resources and making decisions regarding operating strategies.

•

Total Advertisers. Total advertisers is defined as the number of distinct advertisers that market their products and services targeting consumers and healthcare professionals on our portfolio in a specified period. We use this metric to evaluate our success in maintaining our relationships with existing advertisers and attracting new advertisers.

•

Average Advertising and Sponsorship Revenues per Advertiser. Average advertising and sponsorship revenues per advertiser is our advertising and sponsorship revenues from advertisers that marketed their products and services on the Everyday Health portfolio during a specific period divided by the total advertisers. We use this metric to assess our success in expanding our advertising and sponsorship relationships and increasing our market share of advertising dollars from each of our customers.

The following represents our recent performance with respect to these key metrics:

	Year ended December 31,			Three months ended March 31,
	2010	2011	2012	2012	2013

Total advertisers	290	353	351	169	186
Advertising and sponsorship revenues per advertiser ($ in thousands)	260.9	272.3	313.4	127.0	136.4

The table above excludes revenues from individual physicians for marketing services as well as revenue from YouTube in 2012 in connection with the Everyday Health YouTube channel.

Revenues

We generate revenues from advertising and sponsorship services and premium services, including subscription fees, and, to a much lesser extent, licensing fees.

Our advertising and sponsorship revenues consist primarily of revenues generated from:

•

interactive brand sponsorships, which consist of our integrated database marketing programs and sponsorships within the Everyday Health portfolio, which are primarily sold based on a cost-per-impression, a cost-per-visitor or an ROI model, and sometimes include a production fee;

•	display advertisements on properties in the Everyday Health portfolio and in our free e-mail newsletters, which are primarily sold based on a cost-per-impression advertising model;

•	customer acquisition marketing programs, which are sold based on the number of qualified leads that are provided to our advertisers; and

•	our Health Reach marketing programs that allow marketers the opportunity to target specific audiences outside of the Everyday Health portfolio using our audience data and analytics.

Our advertisers and sponsors consist primarily of pharmaceutical companies, manufacturers and retailers of over-the-counter products and consumer-packaged-goods and healthcare providers, such as hospitals and doctors and other healthcare professionals.

Our premium services revenues consist primarily of revenues generated from subscriptions sold to individuals who purchase access for a defined period of time to one or more of the properties in the Everyday Health portfolio. Our subscription services are designed to provide the consumer with the ability to access consumer health content from well-recognized sources, and to personalize or customize a specific health or wellness program.

Over the last three years, the mix of our total revenues from advertising and sponsorship services and premium services has changed. A significant portion of our revenues is currently derived from advertising and sponsorship services. In the years ended December 31, 2010, 2011 and 2012, our advertising and sponsorship revenues accounted for 68.0%, 76.8% and 83.9% of total revenues, respectively, and our premium services revenues accounted for 32.0%, 23.2% and 16.1% of total revenues, respectively. In the three months ended March 31, 2012 and 2013, our advertising and sponsorship revenues accounted for 78.8% and 84.3% of total revenues, respectively, and our premium services revenues accounted for 21.2% and 15.7% of total revenues, respectively. We anticipate that revenues derived from advertising and sponsorship services will continue to grow in the future as a percentage of total revenues.

Cost of revenues, gross profit and gross margin

The Everyday Health portfolio includes properties that we own, properties that we operate in partnership with leading offline health brands and properties where we manage and sell advertising opportunities on behalf of partners. Cost of revenues consists primarily of the expenses associated with aggregating the total audience across the Everyday Health portfolio or delivering an audience to fulfill a marketing campaign. These costs include:

•	media costs;

•	royalty payments to the Everyday Health portfolio partners; and

•	to a lesser extent, transaction processing costs associated with subscription fees for our premium services, merchandise inventory and fulfillment costs, ad serving and other expenses.

Media costs consist primarily of fees paid to online publishers, Internet search companies and other media channels where we advertise our Everyday Health portfolio. These media activities are directly attributable to revenue-generating and audience aggregation events, designed to increase the audience to the properties we operate, increase the number of individuals subscribing to our premium services and grow our registered user base. Our partner royalties are generally based on the amount of revenues generated on the particular property. In some cases, we guarantee the partner a minimum annual payment.

We carefully monitor our gross profit and gross margin because they are key indicators of our financial performance and success in aggregating and monetizing our audience across the entire Everyday Health portfolio. Gross profit is defined as total revenues minus cost of revenues. Gross margin is defined as our gross profit as a percentage of our total revenues. While we focus on the growth of both gross profit and gross margin, we may make investments from time to time that will position us for growth at the expense of gross margin.

Since our operating decisions are based on aggregating and monetizing the Everyday Health portfolio audience as a whole, we believe that our aggregate gross profit is an important measure of our overall performance and do not believe that the gross profit associated with any individual property or category of properties is meaningful to an analysis of our overall operating performance. The gross margin we realize on revenues generated on our owned and our operated properties, however, is generally higher than the gross margin generated from properties within our portfolio that are operated by our partners because we typically pay a higher royalty rate to partners that operate their own properties. At the same time, some of the other costs to operate the properties in the Everyday Health portfolio, such as product development expenses, website hosting and maintenance expenses, are included in operating expenses and not reflected in our cost of revenues. As a result, we also believe that our Adjusted EBITDA is an important metric for measuring our overall financial performance (for a detailed description of Adjusted EBITDA, please refer to “Summary consolidated financial data—Definition and discussion of other financial data” above).

Both our gross profit and gross margin have improved over the past several years as shown in the table below:

(dollars in thousands)	Year ended December 31,			Three months ended March 31,
	2010	2011	2012	2012	2013

Revenues	$111,221	$127,646	$146,286	$29,898	$32,706
Revenue growth	23.4%	14.8%	14.6%	22.1%	9.4%
Cost of revenues	$45,039	$41,068	$42,291	$10,080	$11,074
Gross profit	$66,182	$86,578	$103,995	$19,818	$21,632
Gross margin	59.5%	67.8%	71.1%	66.3%	66.1%

We expect our gross profit to continue to improve in the near term as we continue to aggregate our audience more efficiently and enhance our monetization capabilities across the entire Everyday Health portfolio. While we expect our cost of revenues to continue to increase on an absolute basis in the foreseeable future, we do not believe that any such increases will negatively impact our gross profit or Adjusted EBITDA since we anticipate that the growth in our total revenues will continue to exceed the increase in our cost of revenues. As further described in the section titled “—Seasonality and fluctuations in unaudited quarterly results of operations” below, our gross margin is traditionally lowest in the first quarter of the year compared to the remaining quarters as our advertising and sponsorship revenues are lowest and our marketing expenditures are highest in the first quarter of the year. These seasonal factors typically contribute to quarterly improvements in gross margin after the first quarter of the year.

Operating expenses

Sales and Marketing. Sales and marketing expenses consist primarily of personnel-related costs, including commissions and non-cash stock compensation, for our account management, research, marketing, sales and data sciences and creative design personnel, as well as fees for third-party professional marketing and analytical services and depreciation and amortization expense pertaining to property and equipment. Our sales and marketing departments include a data sciences team that analyzes traffic and advertising ROI data to determine the effectiveness of advertising and marketing campaigns. We expect our sales and marketing expenses to increase in absolute dollars as we increase the number of sales, sales support and analytical personnel, but expect sales and marketing expenses to decrease as a percentage of revenues.

Product Development. Product development expenses consist of costs related to the products and services we provide to our audience, including the costs associated with the operation and maintenance of the properties in the Everyday Health portfolio that we operate. These costs primarily consist of personnel-related expenses, including non-cash stock compensation, for our editorial, product management, technology and customer service personnel. Product development expenses also include fees paid to editorial and technology consultants; other technology costs; and depreciation and amortization expense pertaining to property and equipment, capitalized software and website development costs and video and television production costs. We expect our investment in product development to increase in absolute dollars as we continue to increase our editorial, product development and technology personnel, and as we enhance our product offerings by creating and licensing content, tools and applications, but expect product development expenses to decrease as a percentage of revenues.

General and Administrative. General and administrative expenses consist primarily of personnel-related expenses, including non-cash stock compensation, for our executive, finance, legal, human resources and other administrative personnel, as well as accounting and legal professional fees and other general corporate expenses, including insurance, facilities expenses and depreciation and amortization expense pertaining to property and equipment and amortization of definite-lived intangible assets. We expect our general and administrative expenses, including accounting and legal-related expenses and insurance costs, to increase when we become a public company, but expect general and administrative expenses to decrease as a percentage of revenues.

Interest (expense) income, net

These amounts consist principally of interest expense partially offset by interest income. Interest expense is primarily related to our credit facilities. The outstanding balance of our debt was $62.0 million as of March 31, 2013. Our interest expense will decline in future periods as we anticipate using a portion of the proceeds from this offering to repay a portion of our indebtedness.

Other Expense

Other expense consists of the write off of unamortized deferred financing costs in connection with refinancing our credit facilities in 2010 and 2012, and the 2010 write-off of costs associated with our prior IPO filing.

Income taxes

We are subject to tax at the federal, state and local level in the U.S. and in one foreign jurisdiction. Earnings from our limited non-U.S. activities are subject to local country income tax and may also be subject to U.S. income tax.

As of December 31, 2012, we had approximately $98.0 million of net operating loss, or NOL, carryforwards available to offset future taxable income, which expire from 2020 through 2032. The full utilization of these

NOL carryforwards in the future will be dependent upon our ability to generate taxable income and could be limited due to ownership changes, as defined under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, or the Code. Specifically, Section 382 contains rules that limit the ability of a company that undergoes an ownership change, which is generally any change in ownership of more than 50% of its stock over a three-year period, to use its previously-recognized NOL carryforwards and specified built-in losses in years after the ownership change. We have completed an analysis to determine the impact that past ownership changes may have on our ability to use our NOL carryforwards and have determined that approximately $0.5 million of the $98.0 million in NOL carryforwards will be limited by Section 382. In addition, future changes in our stock ownership, including as a result of this offering or other potential future transactions, could result in additional ownership changes under Section 382. Our NOLs may also be impaired under similar provisions of state law. The NOL carryforwards at December 31, 2012 include approximately $1.8 million in income tax deductions related to stock options, which will be reflected as a credit to additional paid-in-capital as realized.

As of December 31, 2012, we had gross deferred tax assets of approximately $52.9 million, related primarily to NOL carryforwards, and deferred tax liabilities of $8.3 million, related primarily to basis differences in indefinite lived intangible assets that cannot be offset by deferred tax assets. We have provided a valuation allowance against the net deferred tax assets to the extent we have determined that it is more likely than not that such net deferred tax assets will not be realizable. If we achieve profitability, the net deferred tax assets may be available to offset future income tax liabilities.

Results of operations

The following table sets forth our consolidated statement of operations data for the periods presented. The period-to-period comparisons of the results are not necessarily indicative of our results for future periods.

(in thousands)	Year ended December 31,			Three months ended March 31,
	2010	2011	2012	2012	2013

Consolidated statement of operations data:
Revenues:
Advertising and sponsorship revenues	$75,657	$98,064	$122,750	$23,574	$27,581
Premium services revenues	35,564	29,582	23,536	6,324	5,125

Total revenues	111,221	127,646	146,286	29,898	32,706

Operating expenses:
Cost of revenues	45,039	41,068	42,291	10,080	11,074
Sales and marketing	26,972	40,008	45,052	9,711	10,562
Product development	26,172	37,362	47,155	10,434	10,715
General and administrative	19,922	23,435	27,249	5,931	7,191

Total operating expenses	118,105	141,873	161,747	36,156	39,542

Loss from operations	(6,884)	(14,227)	(15,461)	(6,258)	(6,836)
Interest expense, net	(1,572)	(1,589)	(4,898)	(995)	(2,129)
Other expense	(2,881)	—	(1,069)	—	—

Loss before provision for income taxes	(11,337)	(15,816)	(21,428)	(7,253)	(8,965)
Benefit (provision) for income taxes	1,771	615	(1,026)	(248)	(264)

Net loss	$(9,566)	$(15,201)	$(22,454)	$(7,501)	$(9,229)

Comparison of three months ended March 31, 2013 and 2012

Revenues

Our total revenues increased 9.4% to $32.7 million during the three months ended March 31, 2013 from $29.9 million during the same period in 2012. The $2.8 million increase in total revenues consisted of a $4.0 million increase in advertising and sponsorship revenues partially offset by a $1.2 million decrease in premium services revenues. For the three months ended March 31, 2013 and March 31, 2012, no advertiser accounted for 10% or more of total revenues.

Advertising and sponsorship revenues increased 17.0% to $27.6 million during the three months ended March 31, 2013 from $23.6 million during the same period in 2012. The $4.0 million increase in advertising and sponsorship revenues was attributable to both an increase in the number of consumer advertisers that marketed their products and services on the Everyday Health portfolio and an increase in revenue per professional advertiser, as compared to the three months ended March 31, 2012.

Premium services revenues decreased 19.0% to $5.1 million during the three months ended March 31, 2013 from $6.3 million during the same period in 2012. The decrease was primarily attributable to a $0.7 million decrease in subscription fee revenues to $4.5 million during the three months ended March 31, 2013 from $5.2 million during the same period in 2012. The decrease in subscription fee revenues was primarily due to a decrease in our average paid subscribers per month, partially offset by higher average revenue per paid subscriber per month.

Costs and expenses

Cost of Revenues. Cost of revenues increased 9.9% to $11.1 million during the first three months of 2013 from $10.1 million during the same period in 2012. The $1.0 million increase in cost of revenues was primarily attributable to an increase in royalties to our portfolio partners commensurate with the increase in advertising and sponsorship revenues. Cost of revenues as a percentage of total revenues remained relatively consistent at 33.9% during the first three months of 2013, as compared to 33.7% during the same period in 2012.

Sales and Marketing. Sales and marketing expenses increased 8.8% to $10.6 million during the first three months of 2013 from $9.7 million during the same period in 2012. This $0.9 million increase was primarily due to higher levels of compensation expense, including for the sales development, sales operations and data sciences teams, associated with generating and supporting increased advertising and sponsorship revenues during the first three months of 2013 compared to the same period in 2012. Sales and marketing expenses as a percentage of total revenues remained relatively consistent at 32.3% during the first three months of 2013, as compared to 32.5% during the same period in 2012.

Product Development. Product development expenses of $10.7 million during the first three months of 2013 was relatively consistent with the $10.4 million of product development expense during the same period in 2012, increasing 2.7% or $0.3 million. This $0.3 million increase in product development expenses was primarily due to increases in compensation expense of $1.1 million and depreciation and amortization of $0.7 million, partially offset by a decrease in video and television production cost amortization expense of $1.3 million. Product development expenses as a percentage of total revenues decreased to 32.8% during the first three months of 2013, as compared to 34.9% during the same period in 2012.

General and Administrative. General and administrative expenses increased 21.2% to $7.2 million during the first three months of 2013 from $5.9 million during the same period in 2012. This $1.3 million increase was primarily due to increases in personnel and related compensation and facilities expenses, including facilities expenses attributable in part to our September 2012 EQAL acquisition. General and administrative expenses as a percentage of total revenues increased to 22.0% during the first three months of 2013, as compared to 19.8% during the same period in 2012.

Interest Expense, Net. Interest expense, net, increased 114.0% to $2.1 million during the first three months of 2013, compared to $1.0 million during the same period in 2012. The $1.1 million increase in interest expense was primarily due to an approximately $22 million net increase in outstanding borrowings under our credit facilities as of the first quarter of 2013 compared with the same period of 2012.

Provision for Income Taxes. The provision for income taxes was approximately $0.3 million during each of the first three months of 2013 and 2012. The provision pertains primarily to deferred income taxes related to basis differences in indefinite lived intangible assets that could not be offset by current year deferred tax assets, as well as minimum state income taxes.

Comparison of years ended December 31, 2012 and 2011

Revenues

Our total revenues increased 14.6% to $146.3 million in 2012 from $127.6 million in 2011. The $18.6 million increase in total revenues consisted of a $24.6 million increase in advertising and sponsorship revenues partially offset by a $6.1 million decrease in premium services revenues. For the years ended December 31, 2012 and 2011, no advertiser accounted for 10% or more of total revenues.

Advertising and sponsorship revenues increased 25.2% to $122.7 million in 2012 from $98.1 million in 2011. The $24.6 million increase in advertising and sponsorship revenues was attributable to both an increase in the number of advertisers that marketed their products on the professional properties in the Everyday Health portfolio and increases in revenue per advertiser, as compared to 2011.

Premium services revenues decreased 20.4% to $23.5 million in 2012 from $29.6 million in 2011. This $6.1 million decrease was primarily attributable to a $5.2 million decrease in subscription fee revenues to $19.7 million in 2012 from $24.9 million in 2011. The decrease in subscription fee revenues was primarily due to a decrease in our average paid subscribers per month and a decrease in average revenue per paid subscriber per month.

Costs and expenses

Cost of Revenues. Cost of revenues increased 3.0% to $42.3 million in 2012 from $41.1 million in 2011. The $1.2 million increase was primarily due to an increase in media expense of $3.1 million from increased marketing activities in 2012 partially offset by a decrease in royalties to our partners of $2.0 million consistent with the decrease in subscription revenues and fewer portfolio partners. Cost of revenues as a percentage of total revenues decreased to 28.9% in 2012, as compared to 32.2% in 2011.

Sales and Marketing. Sales and marketing expenses increased 12.6% to $45.1 million in 2012 from $40.0 million in 2011. The $5.1 million increase in sales and marketing expenses was primarily attributable to our investment in a larger sales team to support advertising and sponsorship revenue growth, personnel and other costs to service our growing number of advertisers, increased commissions and other compensation to our sales force, including the sales development, sales operations and data sciences teams, in connection with the increase in advertising and sponsorship revenues. Sales and marketing expenses as a percentage of total revenues decreased to 30.8% in 2012, as compared to 31.3% in 2011.

Product Development. Product development expenses increased 26.2% to $47.2 million in 2012 from $37.4 million in 2011. The $9.8 million increase in product development expenses was primarily due to the $5.0 million video and television production cost amortization expense of our Everyday Health YouTube channel, as well as staffing increases in our editorial, product management and technology departments to support additions and enhancements across our portfolio of properties. Product development expenses as a percentage of total revenues increased to 32.2% in 2012, as compared to 29.3% in 2011.

General and Administrative. General and administrative expenses increased 16.3% to $27.2 million in 2012 from $23.4 million in 2011. This $3.8 million increase was primarily due to increases in personnel and related compensation expense, facilities expenses and other corporate support costs. General and administrative expenses as a percentage of total revenues remained relatively consistent at 18.6% in 2012, as compared to 18.4% in 2011.

Interest Expense. Interest expense, net, increased 208.3% to $4.9 million in 2012, compared to $1.6 million in 2011. The $3.3 million increase in net interest expense was primarily due to additional borrowings under our credit facilities during 2012 and, to a lesser extent, an increase in amortization of deferred financing costs relating to our credit facility borrowings.

Other Expense. Other expense in 2012 totaled $1.1 million and represents the write-off of unamortized deferred financing costs relating to our subordinated facility refinancing in October 2012. There were no similar expenses incurred in 2011.

Benefit (Provision) for Income Taxes. Provision for income taxes in 2012 totaled $1.0 million, compared to a $0.6 million benefit in 2011. The $1.6 million increase in the income tax provision was primarily due to a tax benefit of $1.0 million recorded in 2011 associated with the release of our valuation allowance in connection with the DDC acquisition and a change in treatment of certain trade names of $0.6 million.

Comparison of years ended December 31, 2011 and 2010

Revenues

Our total revenues increased 14.8% to $127.6 million in 2011 from $111.2 million in 2010. The $16.4 million increase in total revenues consisted of a $22.4 million increase in advertising and sponsorship revenues partially offset by a $6.0 million decrease in premium services revenues. For the years ended December 31, 2011 and 2010, no advertiser accounted for 10% or more of total revenues.

Advertising and sponsorship revenues increased 29.6% to $98.1 million in 2011 from $75.7 million in 2010. The $22.4 million increase in advertising and sponsorship revenues was attributable to both an increase in the number of consumer advertisers that marketed their products and services on the Everyday Health portfolio, an increase in revenue per consumer advertiser and the addition of our professional business as a result of the MPT acquisition, as compared to 2010.

Premium services revenue decreased 16.8% to $29.6 million in 2011 from $35.6 million in 2010. This $6.0 million decrease was attributable to a $6.2 million decrease in subscription fee revenues to $24.9 million in 2011 from $31.1 million in 2010. The decrease in subscription fee revenues was primarily due to a decrease in our average paid subscribers per month and a decrease in average revenue per paid subscriber per month.

Costs and expenses

Cost of Revenues. Cost of revenues decreased 8.8% to $41.1 million in 2011 from $45.0 million in 2010. The $3.9 million decrease in cost of revenues was primarily attributable to a decrease in media expense of $2.2 million from reduced marketing activities in 2011 and royalties to our partners of $2.3 million consistent with the decrease in subscription revenues and fewer portfolio partners. Cost of revenues as a percentage of total revenues decreased to 32.2% in 2011, as compared to 40.5% in 2010.

Sales and Marketing. Sales and marketing expenses increased 48.3% to $40.0 million in 2011 from $27.0 million in 2010. The $13.0 million increase in sales and marketing expenses was primarily attributable to our investment in a larger sales team to support advertising and sponsorship revenue growth across our audience, including the addition of sales personnel from the DDC and MPT acquisitions in April 2011 and December 2010, respectively, as well as increased commissions and other compensation to our sales force in connection with the increase in advertising and sponsorship revenues. In addition, we recognized $1.0 million of sales and marketing expenses in 2011 in connection with the earnout related to the acquisition of DDC. Sales and marketing expenses as a percentage of total revenues increased to 31.3% in 2011, as compared to 24.3% in 2010.

Product Development. Product development expenses increased 42.8% to $37.4 million in 2011 from $26.2 million in 2010. The $11.2 million increase in product development expenses was primarily due to staffing increases in our editorial, product and technology departments, including the addition of personnel from the DDC and MPT acquisitions in April 2011 and December 2010, respectively, to support additions and enhancements across our portfolio, as well as an increase in video and television production cost amortization expense related to the Everyday Health television series. Product development expenses as a percentage of total revenues increased to 29.3% in 2011, as compared to 23.5% in 2010.

General and Administrative. General and administrative expenses increased 17.6% to $23.4 million in 2011 from $19.9 million in 2010. This $3.5 million increase was primarily due to increases in personnel and related compensation expense, facilities, legal and professional expenses, attributable in part to growth from the DDC and MPT acquisitions. General and administrative expenses as a percentage of total revenues increased to 18.4% in 2011, as compared to 17.9% in 2010.

Interest Expense, Net. Interest expense, net, remained relatively consistent, totaling $1.6 million for each of the years ended December 31, 2011 and 2010. The interest expense, net, was primarily attributable to our credit facility borrowings.

Other Expense. Other expense in 2010 represents the write-off of $2.3 million of costs incurred in 2009 and 2010 in connection with a potential initial public offering and a $0.6 million write-off of unamortized deferred financing costs relating to our debt refinancing in 2010. There were no similar expenses incurred in 2011.

Benefit (Provision) for Income Taxes. Benefit for income taxes in 2011 totaled $0.6 million, compared to $1.8 million in 2010. The $1.2 million decrease in tax benefit was primarily attributable to a net tax benefit of $1.0 million recorded in 2011 associated with the release of our valuation allowance in connection with the DDC acquisition and a change in treatment of certain trade names of $0.6 million, compared to the 2010 release of our valuation allowance in connection with the MPT acquisition of $3.0 million.

Seasonality and fluctuations in unaudited quarterly results of operations

The following table presents our unaudited quarterly consolidated results of operations for the nine quarters ended March 31, 2013. This unaudited quarterly consolidated information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, the consolidated statements of operations data includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. You should read this table in conjunction with our financial statements and the related notes located elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future periods.

Three months ended (in thousands)	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013

Consolidated statement of operations data:
Revenues:
Advertising and sponsorship revenues	$16,589	$22,604	$22,888	$35,983	$23,574	$29,475	$27,981	$41,720	$27,581
Premium services revenues	7,904	7,988	7,349	6,341	6,324	6,449	5,891	4,872	5,125

Total revenues	24,493	30,592	30,237	42,324	29,898	35,924	33,872	46,592	32,706

Operating expenses:
Cost of revenues	10,531	10,121	9,442	10,974	10,080	10,208	9,899	12,104	11,074
Sales and marketing	7,537	9,958	10,340	12,173	9,711	10,896	10,497	13,948	10,562
Product development	8,289	8,610	9,481	10,982	10,434	12,262	11,021	13,438	10,715
General and administrative	5,305	5,511	5,480	7,139	5,931	6,915	6,649	7,754	7,191

Total operating expenses	31,662	34,200	34,743	41,268	36,156	40,281	38,066	47,244	39,542

Income (loss) from operations	(7,169)	(3,608)	(4,506)	1,056	(6,258)	(4,357)	(4,194)	(652)	(6,836)
Interest expense, net	(279)	(377)	(409)	(524)	(995)	(971)	(996)	(1,936)	(2,129)
Other expense	—	—	—	—	—	—	—	(1,069)	—

Income (loss) before provision for income taxes	(7,448)	(3,985)	(4,915)	532	(7,253)	(5,328)	(5,190)	(3,657)	(8,965)
Benefit (provision) for income taxes	(256)	(234)	(244)	1,349	(248)	(271)	(276)	(231)	(264)

Net income (loss)	$(7,704)	$(4,219)	$(5,159)	$1,881	$(7,501)	$(5,599)	$(5,466)	$(3,888)	$(9,229)

The following table presents certain unaudited other financial data for each of the periods indicated. For additional information, please see the discussion of Adjusted EBITDA in the section titled “Summary consolidated financial data—Definition and discussion of other financial data.”

Three months ended (in thousands)	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013

Other financial data:
Adjusted EBITDA	$(2,346)	$2,527	$1,228	$7,315	$(212)	$3,537	$2,428	$5,589	$(1,123)

Stock-based compensation expense included in:
Sales and marketing	$212	$211	$140	$164	$105	$200	$182	$144	$174
Product development	76	118	119	192	197	201	182	211	157
General and administrative	662	653	615	444	341	666	594	587	149

Total stock-based compensation expense	$950	$982	$874	$800	$643	$1,067	$958	$942	$480

The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most comparable GAAP measure, for each of the periods indicated. For additional information, please see the discussion of Adjusted EBITDA in the section titled “Summary consolidated financial data—Definition and discussion of other financial data.”

Three months ended (in thousands)	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013

Reconciliation of Adjusted EBITDA to net income (loss):
Net income (loss)	$(7,704)	$(4,219)	$(5,159)	$1,881	$(7,501)	$(5,599)	$(5,466)	$(3,888)	$(9,229)
Interest expense, net	279	377	409	524	995	971	996	1,936	2,129
Income tax expense (benefit)	256	234	244	(1,349)	248	271	276	231	264
Depreciation and amortization expense, including video and television production cost amortization	3,347	3,606	4,012	4,857	5,004	6,408	5,214	4,970	4,348
Stock-based compensation expense	950	982	874	800	643	1,067	958	942	480
Compensation expense related to acquisition earnout	—	775	275	325	300	400	450	278	200
Deferred revenue adjustment related to acquisitions	526	772	573	277	99	19	—	51	—
Write-off of unamortized deferred financing costs	—	—	—	—	—	—	—	1,069	—
Reduction in force severance charges	—	—	—	—	—	—	—	—	685

Adjusted EBITDA	$(2,346)	$2,527	$1,288	$7,315	$(212)	$3,537	$2,428	$5,589	$(1,123)

The timing of our revenues is affected by certain seasonal factors. Our advertising and sponsorship revenues are traditionally the lowest in the first quarter of the year, due primarily to the seasonal spend patterns of our advertising customers, and increases throughout the remainder of the year. Conversely, due to high consumer demand for diet and fitness programs at the start of each year associated with annual resolutions to live healthier lifestyles, we traditionally increase our media expenditures in the first calendar quarter to promote properties in the Everyday Health portfolio that focus on diet and fitness. As a result of these trends, our gross margin tends to be lowest in the first quarter of each calendar year, typically increasing with each consecutive quarter. We anticipate that, as our revenues increase, our gross profit will continue to increase while our period-over-period gross margin may not increase commensurately.

Liquidity and capital resources

At March 31, 2013, our principal sources of liquidity consisted of cash and cash equivalents of $19.1 million and accounts receivable of $31.4 million. We currently expect that our existing cash and cash equivalents, together with anticipated cash flows from operations and the proceeds from this offering, will be sufficient to fund our currently anticipated cash needs for at least the next twelve months. Our liquidity could be negatively affected by a decrease in demand for our marketing solutions, including the impact of changes in advertiser spending behavior, and by other factors outside of our control, including general economic conditions, as well as the other risks to our business discussed under the caption “Risk factors.”

Our primary sources of cash historically have been advertising and sponsorship revenues, payments for our premium services, borrowings under our credit facilities and proceeds from the issuance of convertible redeemable preferred stock. Since the beginning of 2003, we have issued convertible redeemable preferred stock for aggregate net proceeds of $82.0 million. As of March 31, 2013, we had $62.0 million of borrowings outstanding under our credit facilities.

Our principal uses of cash historically have been to fund operating losses, finance business acquisitions and capital expenditures relating to purchases of property and equipment to support our infrastructure and capitalized product and video/television content development.

Our future capital requirements will be a function of the extent of our future operating losses and capital expenditures, which will depend on many factors, including:

•	the cost of developing new content and marketing solutions;

•	the timing and extent of market acceptance of our content offerings and marketing solutions;

•	the level of advertising and promotion required to retain and acquire our audience;

•	the expansion of our sales and marketing organizations;

•	the establishment of additional offices in the U.S. and worldwide and the building of infrastructure necessary to support our growth; and

•	our relationships with our vendors and customers.

In addition, future acquisitions and licensing arrangements may increase our need for capital.

Our cash requirements going forward may require us to raise additional funds through borrowing or the issuance of additional equity or equity-linked securities. Any increase in the amount of our borrowings will result in an increase in our interest expense. Future issuance of equity or equity-linked securities will result in dilution to the holders of our common stock. In addition, if the banking system or the financial markets are volatile, our ability to raise additional debt or equity capital could be adversely affected. Additional financing may not be available on commercially reasonable terms or at all.

(in thousands)	Year ended December 31,			Three months ended March 31,
	2010	2011	2012	2012	2013

Net cash provided by (used in) operating activities	$3,612	$643	$(8,782)	$(2,563)	$1,773
Net cash used in investing activities	(25,735)	(16,222)	(15,532)	(4,138)	(5,710)
Net cash provided by (used in) financing activities	21,168	27,412	20,964	(708)	(832)
Net (decrease) increase in cash and cash equivalents	$(955)	$11,833	$(3,350)	$(7,409)	$(4,769)

Cash and cash equivalents decreased by $4.8 million to $19.1 million in the three months ended March 31, 2013, compared to a decrease of $7.4 million in the three months ended March 31, 2012.

Cash and cash equivalents decreased by $3.4 million to $23.9 million in the year ended December 31, 2012, compared to an increase of $11.8 million in the year ended December 31, 2011.

Cash and cash equivalents increased by $11.8 million to $27.2 million for the year ended December 31, 2011, compared to a decrease of $1.0 million for the year ended December 31, 2010.

Operating activities

For the three months ended March 31, 2013, net cash provided by operating activities was $1.8 million. Net cash from operating activities consisted of an operating loss of $9.2 million adjusted for non-cash expenses of $5.6 million, including depreciation and amortization and non-cash stock-based compensation expense. Additionally, changes in operating assets and liabilities provided $5.4 million of cash, which were primarily due to increases in accounts receivable collections related to higher advertising and sponsorship revenues, an increase in deferred revenue related to certain marketing campaigns and premium services billed in advance of the services being provided, offset by a decrease in accounts payable and accrued expenses related to the timing of vendor invoice payments. Net cash from operating activities was $4.3 million higher in the three months ended March 31, 2013, as compared to the three months ended March 31, 2012, resulting primarily from a $4.4 million increase in cash attributable to the timing of vendor invoice payments and a $1.2 million reduction in video and television production costs, partially offset by the $1.7 million increase in the operating loss for the three months ended March 31, 2013 compared to the same period in 2012.

For the three months ended March 31, 2012, net cash used in operating activities was $2.6 million. Net cash used in operating activities consisted of an operating loss of $7.5 million adjusted for non-cash expenses of $6.0 million, including depreciation and amortization, amortization of video and television production costs, and non- cash stock-based compensation expense. Additionally, changes in operating assets and liabilities used $1.1 million of cash, which were primarily due to additions to video and television production costs relating to the Everyday Health YouTube channel and decreases in accounts payable and accrued expenses in connection with the payments of liabilities, partially offset by an increase in accounts receivable related to higher advertising and sponsorship revenues.

For the year ended December 31, 2012, net cash used in operating activities was $8.8 million. Net cash used in operating activities consisted of an operating loss of $22.5 million adjusted for non-cash expenses of $28.4 million, including depreciation and amortization, amortization of video and television production costs, non-cash stock-based compensation expense, and amortization and write-off of deferred financing costs. Additionally, changes in operating assets and liabilities resulted in a use of $14.7 million of cash, which was primarily the result of additions to video and television production costs, an increase in accounts receivable related to higher advertising and sponsorship revenues, and a decrease in deferred revenue primarily related to the timing of advertising billings in relation to services rendered. Net cash used in operating activities was $9.4 million higher in the year ended December 31, 2012, compared to the year ended December 31, 2011, resulting primarily from our higher NOLs in 2012 compared to 2011.

For the year ended December 31, 2011, net cash provided by operating activities was $0.6 million. Net cash provided by operating activities consisted of an operating loss of $15.2 million adjusted for non-cash expenses of $18.8 million, including depreciation and amortization, amortization of video and television production costs, and non-cash stock-based compensation expense. Additionally, changes in operating assets and liabilities resulted in a use of cash of $3.0 million, which was primarily the result of an increase in accounts receivable resulting from higher advertising and sponsorship revenues and additions to video and television production costs, partially offset by an increase in deferred revenue related to certain advertising and sponsorship and premium services billed in advance of the services being provided and an increase in other current liabilities. Net cash provided by operating activities was $3.0 million lower in the year ended December 31, 2011, compared to the year ended December 31, 2010, resulting primarily from our higher NOLs in 2011 compared to 2010.

For the year ended December 31, 2010, net cash provided by operating activities was $3.6 million. Net cash provided by operating activities consisted of an operating loss of $9.6 million adjusted for non-cash expenses of $12.7 million, including depreciation and amortization and non-cash stock-based compensation expense. Additionally, changes in operating assets and liabilities resulted in a source of cash of $0.5 million, which was primarily the result of an increase in accounts payable and accrued expenses and in other long-term liabilities, partially offset by an increase in accounts receivable resulting from higher advertising and sponsorship revenues.

Investing activities

Our primary investing activities have historically consisted of additions to property and equipment, including computer hardware and software, leasehold improvements and capitalized video and television production costs and product development costs. Additionally, our investing activities included payments made to acquire businesses.

We used $5.7 million of net cash in investing activities during the three months ended March 31, 2013, consisting of $2.8 million for purchases of property and equipment, $2.1 million for an installment payment relating to the EQAL acquisition, and $0.8 million in security deposits for additional office space. Net cash used in investing activities was $1.6 million higher in the three months ended March 31, 2013 than in the same period in 2012.

We used $4.1 million of net cash in investing activities during the three months ended March 31, 2012, consisting primarily of $2.7 million for purchases of property and equipment and $1.4 million for a deferred purchase price payment relating to the 2011 DDC acquisition.

We used $15.5 million of net cash in investing activities during the year ended December 31, 2012, primarily for purchases of property and equipment and, to a lesser extent, for a deferred purchase price payment related to the 2011 DDC acquisition. Net cash used in investing activities was $0.7 million less than in the year ended December 31, 2011.

We used $16.2 million of net cash in investing activities during the year ended December 31, 2011, primarily for purchases of property and equipment and, to a lesser extent, for the initial payment related to the 2011 DDC acquisition. Net cash used in investing activities was $9.5 million less than in the year ended December 31, 2010.

We used $25.7 million of net cash in investing activities for the year ended December 31, 2010, which was primarily for the 2010 acquisition of MPT and for purchases of property and equipment.

Financing activities

We used $0.8 million of net cash in financing activities during the three months ended March 31, 2013, primarily for the repayment of principal due under our credit facilities and capital leases. Net cash used in financing activities was $0.1 million higher in the three months ended March 31, 2013 than in the same period in 2012.

We used $0.7 million of net cash in financing activities during the three months ended March 31, 2012, primarily for the repayment of principal due under our credit facilities.

We generated $21.0 million of net cash from financing activities during the year ended December 31, 2012, primarily as a result of the refinancing of our credit facilities during 2012, including the receipt of $35.0 million under a new subordinated facility, repayment of the $15.0 million balance from a former subordinated credit facility, and the payment of $1.3 million in closing costs relating to such refinancing. We also borrowed a net amount of $5.1 million under our revolver facility and repaid $2.8 million under the term loan portion of our credit facility.

We generated $27.4 million of net cash from financing activities during the year ended December 31, 2011, primarily from $17.5 million of borrowings under our term loan credit facility, $6.2 million of net borrowings under our revolver facility, and the issuance and sale of $5.0 million, net of issuance costs, of redeemable convertible preferred stock.

We generated $21.2 million of net cash from financing activities during 2010, primarily from the issuance and sale of $19.8 million, net of issuance costs, of redeemable convertible preferred stock. The balance of the net cash from financing activities was primarily generated from borrowings under our credit facilities, net of repayments.

Long-term debt

We have the following credit facilities outstanding as of March 31, 2013:

Under our primary credit facility, as amended, with Silicon Valley Bank, which we refer to as the Primary Credit Facility, we maintain an accounts receivable-backed revolver, which we refer to as the Revolver, with a maximum borrowing limit equal to the lesser of (i) $25 million and (ii) 80% of eligible accounts receivable. Under this Primary Credit Facility we also have an $8.5 million term loan, which we refer to as the Term Loan. As of March 31, 2013, the outstanding balance on the Revolver and Term Loan was $23.5 million and $3.5 million, respectively.

The repayment terms of the Revolver provide for monthly interest payments, with the principal being due in full in September 2015. The repayment terms for the Term Loan provide for monthly interest and principal payments, with a maturity date of December 2014.

The interest rate on the Revolver as of March 31, 2013 was equal to the Wall Street Journal Prime Rate, or WSJ Prime rate, plus 2.0%, or 5.25%. The interest rate for the Term Loan as of March 31, 2013 was equal to the WSJ Prime rate plus 3.25%, or 6.50%.

In addition to the Primary Credit Facility, we maintain a subordinated loan with Silicon Valley Bank and Silver Lake Waterman Fund, L.P., which we refer to as the Subordinated Facility, with a maximum borrowing of $35 million. As of March 31, 2013, the outstanding balance on the Subordinated Facility was $35 million.

The repayment terms for the Subordinated Facility provide for monthly interest payments. The principal amount is payable in full in October 2015. The interest rate for the Subordinated Facility is 14.0%, consisting of 10.5% paid monthly and 3.50% which may be paid monthly or may be deferred at the Company’s option and paid at a later date, along with accrued interest thereon.

The Primary Credit Facility and Subordinated Facility contain certain financial and operational covenants with which we must comply, whether or not there are any borrowings outstanding. Such covenants include restrictions on certain types of dispositions, mergers and acquisitions, indebtedness, investments, liens and capital expenditures, issuance of capital stock and our ability to pay dividends and make other distributions. We were in compliance with the financial and operational covenants of these credit facilities as of March 31, 2013. The Primary Credit Facility is secured by a first priority security interest in substantially all of our existing and future assets. The Subordinated Facility is secured by a junior security interest in substantially all of our existing and future assets.

Please refer to the notes to our audited consolidated financial statements included elsewhere in this prospectus for further discussion of our credit facilities including amendments and refinancings which took place yielding the current provisions as described above.

Contractual obligations and commitments

The following table summarizes our principal contractual obligations as of December 31, 2012:

(in thousands)	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt obligations(1)	$62,666	$2,833	$59,833	—	—
Operating lease obligations	38,621	2,978	10,561	$10,171	$14,911
Minimum guarantees under royalty agreements(2)	82,610	12,277	40,227	15,463	14,643
Purchase obligations(3)	37,285	13,128	24,157	—	—
Total	$221,182	$31,216	$134,778	$25,634	$29,554

(1)	For a description of our long-term debt obligations, see “—Long-term debt” above.

(2)

Some of the minimum guaranteed payments are subject to reductions if specified performance metrics are not achieved by our partners with respect to the non-operated properties in the Everyday Health portfolio.

(3)	Purchase obligations pertain primarily to fees for third-party content, technology and other services.

Off-balance sheet arrangements

We do not engage in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, as part of our ongoing business. Accordingly, our operating results, financial condition and cash flows are not subject to off-balance sheet risks.

Critical accounting policies and estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. These estimates and assumptions are often based on judgments that we believe to be reasonable under the circumstances at the time made, but all such estimates and assumptions are inherently uncertain and unpredictable. Actual results may differ from those estimates and assumptions and it is possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support alternative estimates and assumptions that would result in material changes to our operating results and financial condition. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances.

We believe the following reflects our critical accounting policies and our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition and deferred revenue

We generate revenues primarily through advertising and sponsorships, and premium services, including subscriptions, and, to a lesser extent, licensing fees and merchandise sales.

We recognize advertising revenues in the period in which the advertisement is delivered. Our revenues from sponsorship services is recognized over the period in which we substantially satisfy our contractual obligations set forth in the relevant sponsorship agreements. When contractual arrangements contain multiple elements, revenue is allocated to each element based on its relative fair value determined using prices charged when elements are sold separately. In instances where individual deliverables are not sold separately, or when third-party evidence is not available, fair value is determined based on our best estimate of selling price. Advertising and sponsorship revenues accounted for 76.8% and 83.9% of total revenues for the years ended December 31, 2011 and 2012, respectively. Advertising and sponsorship revenues accounted for 78.8% and 84.3% of total revenues for the three months ended March 31, 2012 and 2013, respectively.

We recognize subscription revenues ratably over the relevant subscription periods, which are predominantly quarterly, after deducting refunds and charge-backs. We typically charge each subscriber’s credit card for the full price for their subscription at the commencement of the subscription period and at each subscription renewal date, unless the consumer cancels the subscription prior to the renewal date. When consumers sign up for free-trial subscriptions, we automatically charge their credit card for a subscription at the end of the free-trial period unless they cancel before the trial period ends. Once billed, the revenue is recognized on a straight line basis, ratably over the subscription period. No revenue is recognized or allocated to the free-trial period.

We generally recognize licensing revenue ratably over the term of the contract. We recognize revenue from the sale of products on the Everyday Health portfolio, including charges for shipping, when products are shipped to customers, which is when title is deemed to have transferred.

Deferred revenue consists primarily of (i) subscription fees that we have collected from consumers but for which revenue has not been recognized, and (ii) revenues from advertising and sponsorship services and licensing fees that we have billed in advance of when the revenue is to be earned.

Capitalized software and website development cost

We incur costs to develop software for internal use and for our website applications. In accordance with authoritative accounting guidance, we capitalize costs, consisting principally of payroll and related benefits, third-party consultants and related charges, incurred during the application development stage of a project as well as the costs of content developed for our properties by third-party consultants which is deemed to be reference material in nature and to provide a future economic benefit. Upon completion of a project, the capitalized costs are amortized using the straight-line method over their estimated useful lives, which is typically three years.

Software and website development costs that do not meet the criteria for capitalization are expensed as incurred and are included in product development expenses in the consolidated statements of operations.

Video and television production costs

We incur video and television production costs, including the creation and production of the Everyday Health television series, the Recipe Rehab television series and the Everyday Health YouTube channel. These video and television production costs are stated at the lower of cost, less accumulated amortization, or fair value in the consolidated balance sheets. The amount of capitalized video and television production costs recognized in operating expenses for a given period is determined using the film forecast computation method. Under this method, the amortization of capitalized costs is based on the proportion of the production’s revenues recognized for such period to the production’s estimated remaining ultimate revenues and is included in product development expenses in the consolidated statements of operations.

Goodwill

Goodwill resulting from our acquisitions represents the excess cost over fair value of the identifiable net tangible and intangible assets of acquired businesses.

Goodwill is tested for impairment on an annual basis as of October 1, and whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. Application of the impairment test requires judgment and results in impairment being recognized if the carrying value of the asset exceeds its fair value.

We perform an initial qualitative analysis to evaluate whether any events and circumstances occurred or exist that provide evidence that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, based on this analysis, indicators deem it not more likely than not that the fair value of the reporting unit is less than its carrying amount, no quantitative impairment test is performed. However, if the results determine that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a two-step quantitative impairment test is performed.

If and when needed to complete the two-step quantitative assessment, the fair value of goodwill is estimated using a combination of an income approach based on the present value of estimated future cash flows, and a market approach examining transactions in the marketplace involving the sale of stocks of similar but publicly traded companies, or the sale of entire companies engaged in operations similar to ours. As we have one operating segment and one reporting unit, the first step of the impairment test requires a comparison of the fair value of the reporting unit, or business enterprise value as a whole, to the carrying value of our invested capital. If the carrying amount is higher than the fair value, there is indication that an impairment may exist, and a second step must be performed. If the carrying amount is less than the fair value, no indication of impairment exists, and a second step is not performed.

The evaluation of our goodwill annually on October 1 indicated that the carrying value of the asset was less than the fair value and, accordingly, there was no impairment loss recognized for the years ended December 31, 2010, 2011 and 2012. As of March 31, 2013, there were no indicators of impairment of goodwill.

Other long-lived assets

Our long-lived assets, in addition to goodwill discussed above, consist of property and equipment and intangible assets with definite lives. These intangible assets resulted from our business acquisitions, and consist of trade names, customer relationships and advertising representation agreements with certain of our partners.

The amount assigned to our definite-lived intangible assets is a subjective analysis based on our estimates of the future benefit of these assets using acceptable valuation techniques. The estimated fair values assigned to our trade names and other definite-lived intangible assets are computed based on discounted cash flows using the Relief From Royalty Method and Excess Earnings Method, respectively, which applies various assumptions developed by management, including projected revenues, operating margins, attrition rates, royalty rates and discount rates.

Our property and equipment and definite-lived intangible assets are depreciated and amortized over their estimated useful lives, generally three to five years for property and equipment and three to ten years for definite-lived intangible assets, which are determined based on several factors, primarily the period of time the asset is expected to remain in service and provide benefit to us. We review these definite-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. There were no indicators of impairment of these definite-lived assets during the years ended December 31, 2010, 2011 and 2012 or as of March 31, 2013.

Stock-based compensation

We account for stock-based compensation expense in accordance with the current authoritative accounting guidance, under which stock-based awards, including stock options, are measured at fair value as of the grant date and recognized as compensation expense over the requisite service period (generally the vesting period), which we have elected to amortize using the graded attribution method. We use the Black-Scholes option pricing model to estimate the fair value of the stock option awards.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted, for the periods presented:

	Year ended December 31,			Three months ended March 31,
	2010	2011	2012	2012	2013(1)

Volatility	51.97%	51.20%	49.50%	50.26%	—
Expected life (years)	6.25	6.25	6.25	6.25	—
Risk-free interest rate	1.74%	1.59%	1.23%	1.32%	—
Dividend yield	—	—	—	—	—

(1)	No options were granted in the three months ended March 31, 2013.

As there has been no public market for our common stock prior to this offering, and therefore a lack of company-specific historical and implied volatility data, we have determined the share price volatility for options granted based on an analysis of reported data for a peer group of companies that granted options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical realized volatility measures of this peer group of companies for a period of time commensurate with the expected term of the option. We intend to continue to consistently apply this process using the same or similar entities until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to us. In this latter case, more suitable entities whose share prices are publicly available would be utilized in the calculation.

The expected life of options granted has been determined utilizing the simplified method for determining the expected life for options qualifying for treatment due to the limited history we have with option exercise activity. The risk-free interest rate is based on a U.S. Treasury yield curve rate for periods equal to the expected term of the stock options. We have not paid, and do not anticipate paying, cash dividends on our shares of common stock, and the expected dividend yield is, therefore, assumed to be zero.

In addition, forfeitures are estimated at the time of grant, based on our historical forfeiture experience, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The assumptions used in calculating the fair value of stock-based awards represent our best estimates. These estimates involve inherent uncertainties and the application of management judgment. The assumptions we used in the Black-Scholes pricing model are based on subjective future expectations combined with management judgment. If any of the assumptions used in this pricing model change significantly, stock-based compensation for future awards may differ materially from the awards granted previously. Additionally, the pricing model fair value of the awards is based upon the fair value of our underlying common stock, determined as described below.

The following table summarizes our stock option grants to our employees, consultants and non-employee members of our board of directors since January 1, 2012:

Grant date	Number of shares subject to options granted	Exercise price per share	Common stock fair value per share at grant date	Intrinsic value per share at grant date

3/27/2012	1,782,000	$4.23	$4.23	$—
8/28/2012	196,000	5.39	5.39	—
12/10/2012	203,000	6.05	6.05	—
5/8/2013	120,000	5.91	5.91	—
6/11/2013(1)	1,055,000	5.91	5.91	—

(1)

Of the options granted on June 11, 2013, options to purchase 225,000 shares are performance-based awards where future performance will be defined at a future date. As such, in accordance with GAAP, the awards are not considered granted for accounting purposes until such time that the performance criteria have been defined. We will begin recognizing stock-based compensation expense based on the fair value of the performance-based options on the date the performance criteria have been defined.

We have historically granted stock options at exercise prices equal to or greater than the fair value as determined by our compensation committee on the date of grant, with input from management. In making this determination, the compensation committee considered a number of factors, including:

•	our financial performance;

•	our acquisitions and debt financings, as well as any material transaction;

•	the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock; and

•	general economic and financial conditions, and the trends specific to the markets in which we operate.

In addition, the compensation committee considered the independent valuations completed by a third party valuation consultant performed as of the end of certain calendar quarters. In performing these valuations, the independent valuation consultant typically considered a variety of relevant factors including, but not limited to, the following:

•	the nature and history of our company;

•	the financial and economic conditions affecting the general economy, our company and our industry;

•	our past results, current operations and our future prospects;

•	our earnings capacity and dividend-paying capacity;

•	the economic benefit to us of both our tangible and intangible assets;

•	the market prices of actively traded interests in public entities engaged in the same or similar lines of business to us, as well as sales of ownership interests in entities similar to us;

•	the prices, terms and conditions of past sales of our ownership interests; and

•

the impact on the value of ownership interests in us resulting from the existence of buy-sell and option agreements, investment letter stock restrictions, restrictive shareholders agreements or other such agreements.

In valuing our common stock, the independent valuation consultant estimated our firm value by utilizing a blend of the market and income approaches. The market-based approach considers multiples of financial metrics based on trading multiples of a selected peer group of companies in similar lines of business. The income approach estimates value based on the expectation of future cash flows that the company will generate derived from an analysis of our income statement projections provided by management. These future cash flows are then discounted to their present values using a discount rate based on a perpetuity growth model where it is assumed that free cash flows grow into perpetuity at varying declining rates over a set period before stabilizing at a long-term growth rate. Financial statistics from a selected peer group of companies are used to check the reasonableness of the assumptions, as well as to provide guidance in developing our appropriate discount rate. In each valuation approach, the independent valuation consultant allocates the firm value across the capital structure using an option pricing model, which recognizes the economic characteristics of each security and assigns value to each class based on those characteristics. A lack of marketability discount has been applied to the common stock in each valuation in order to recognize the inherent illiquidity in holding stock of a privately held company.

Since 2012, the independent valuation consultant has considered two scenarios for estimating our firm value. The first scenario, which assumes that we will complete an initial public offering, or IPO, utilizes a market-based approach. The second scenario, which assumes that we will remain a private company, utilizes the discounted cash flow method. In estimating the common stock value, the independent consultant has assigned a probability to each of the income and market-based approaches based on an analysis of prevailing IPO market conditions and input from management.

The selected peer group of companies has been consistently used in both the market and income approaches. Since the beginning of 2012, the size of the peer group has remained at four companies. Two of the companies in the peer group were replaced in early 2012 to ensure that the peer group is an appropriate sampling of similar companies as we continue to grow and evolve. The current set of peer group companies has not been modified since early 2012. The changes to the peer group did not have a material impact on the valuation of our common stock for the applicable periods.

A brief narrative of estimated fair value as of the date of each grant, and the related option exercise prices, are set forth below:

March 2012. The independent valuation consultant estimated the fair value of our common stock as of December 31, 2011 to be $4.23 per share. As noted above, the independent valuation consultant utilized two methods for estimating the fair value of our common stock as of December 31, 2011. In connection with the December 31, 2011 valuation, the independent valuation consultant recognized our potential for an IPO in the valuation by assigning it a 50% probability based on an analysis of market trends and input from management. In addition to the probability ratio related to an IPO being completed, the independent valuation consultant also considered internal and external factors in estimating the fair value of our common stock, including our revenue and Adjusted EBITDA performance relative to budget. The independent valuation consultant noted that the companies in the peer group had experienced share price changes ranging from a loss of approximately 76% to a gain of approximately 25% in the fourth quarter of 2011, while the S&P 500 and Nasdaq indices had experienced increases of approximately 11% and 8%, respectively, in the same period. On March 27, 2012, we granted 1,782,000 options at an exercise price of $4.23 per share. The board of directors and the compensation committee determined that, based in part on the independent valuation as of December 31, 2011, our financial performance and a review of the factors cited above, as well as the fact that there was significant uncertainty in the financial markets, the fair value of our common stock as of March 27, 2012 was $4.23 per share.

August 2012. The independent valuation consultant estimated the fair value of our common stock as of June 30, 2012 to be $5.39 per share. In connection with the June 30, 2012 valuation, the independent valuation consultant assigned a 50% probability to our potential for an IPO based on an analysis of market trends and input from management. In addition to the probability ratio being completed, the independent valuation consultant also considered internal and external factors in estimating the fair value of our common stock as of June 30, 2012, including our revenue and Adjusted EBITDA performance relative to budget. The independent valuation consultant noted that the peer group had experienced share price changes ranging from a loss of approximately 45% to a gain of approximately 86% during the first half of 2012. As noted above, two of the companies in the peer group were replaced for the June 30, 2012 valuation from the December 31, 2011 valuation to better align the set of peer group companies with the evolving nature of our business. Likewise, the independent valuation consultant noted that the S&P 500 and Nasdaq indices had experienced increases of approximately 8% and 13%, respectively, in the first half of 2012. On August 28, 2012, we granted 196,000 options at an exercise price of $5.39 per share. The compensation committee determined that, based in part on the independent valuation as of June 30, 2012, our financial performance and a review of the factors cited above, as well as the fact that there continued to be significant uncertainty in the financial markets, the fair value of our common stock as of August 28, 2012 was $5.39 per share.

December 2012. The independent valuation consultant estimated the fair value of our common stock as of September 30, 2012 to be $6.05 per share. In connection with the September 30, 2012 valuation, the independent valuation consultant assigned a 50% probability to our potential for an IPO based on an analysis of market trends and input from management. In addition to the probability ratio being completed, the independent valuation consultant also considered internal and external factors in estimating the fair value of our common stock as of September 30, 2012, including our revenue and Adjusted EBITDA performance relative to budget. The independent valuation consultant noted that the peer group had experienced share price changes ranging from a loss of approximately 32% to a gain of approximately 25% during the third quarter of 2012. Likewise, the independent valuation consultant noted that the S&P 500 and Nasdaq indices had each experienced increases of approximately 6% in the same period. The increase in fair value from $5.39 per share at June 30, 2012 to $6.05 per share at September 30, 2012 also reflected our acquisition of EQAL in September 2012. On December 10, 2012, we granted 203,000 options at an exercise price of $6.05 per share. The compensation committee determined that, based in part on the independent valuation as of September 30, 2012, our financial performance and a review of the factors cited above, as well as the fact that there continued to be significant uncertainty in the financial markets, the fair value of our common stock as of December 10, 2012 was $6.05 per share.

May 2013 and June 2013. The independent valuation consultant estimated the fair value of our common stock as of March 31, 2013 to be $5.91 per share. In connection with the March 31, 2013 valuation, the independent valuation consultant increased the probability for an IPO being completed from 50% to 75% based on an analysis of market trends, including recent IPO activity, and input from management. In addition to the probability ratio being completed, the independent valuation consultant also considered internal and external factors in estimating the fair value of our common stock as of March 31, 2013, including our revenue and Adjusted EBITDA performance relative to budget. The independent valuation consultant noted that the peer group had experienced share price changes ranging from a loss of approximately 21% to a gain of approximately 73% during the fourth quarter of 2012 and the first quarter of 2013, collectively. Likewise, the independent valuation consultant noted that the S&P 500 and Nasdaq indices had experienced increases of approximately 9% and 5%, respectively, in the same period. On May 8, 2013, we issued 120,000 options at an exercise price of $5.91 per share. On June 11, 2013, we granted 1,055,000 options at an exercise price of $5.91 per share. The board of directors and the compensation committee determined that, based in part on the independent valuation as of March 31, 2013, our financial performance and a review of the factors cited above, as well as the fact that there continued to be significant uncertainty in the financial markets, the fair value of our common stock as of each of May 8, 2013 and June 11, 2013 was $5.91 per share.

Quantitative and qualitative disclosures about market risk

Interest Rate Risk. Our interest income is primarily generated from interest earned on short-term investments in U.S. Treasury securities and other money market funds. Our exposure to market risks related to interest expense is limited to borrowings under our credit facilities. Based on the $62.0 million of borrowings outstanding under our credit facilities as of March 31, 2013, and the interest rates in effect at that date, our annual interest expense would amount to $6.4 million. A hypothetical interest rate increase of 1% on our credit facilities would increase annual interest expense by $0.6 million. We do not enter into interest rate swaps, caps or collars or other hedging instruments.

Foreign Currency Risk. Substantially all of our revenues and expenses are denominated in U.S. dollars and, therefore, our exposure to market risks related to fluctuations in foreign currency exchange rates is not material.

Inflation Risk. We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recent accounting pronouncements

In 2012, we adopted guidance which amended the existing guidance on fair value measurements. The amendments are intended to create consistency between U.S. GAAP and International Financial Reporting Standards on measuring fair value, as well as its related disclosure requirements. The amendments clarify the application of existing fair value measurement and disclosure requirements, including (i) the application of the highest and best use valuation premise concepts, (ii) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (iii) disclosing quantitative information about the unobservable inputs for fair value measurements categorized within Level 3. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In 2012, we adopted guidance which amended the existing guidance on the presentation of comprehensive income. Under the amended guidance, entities have the option to present the components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Entities no longer have the option of presenting the components of other comprehensive income within the statement of changes in stockholders’ equity. The guidance does not change the items that are reported in other comprehensive income. The amendment is effective on a retrospective basis for fiscal years, and interim periods within those years, beginning after December 15, 2012. As we do not have other comprehensive income, the adoption of this standard did not have any effect on the consolidated financial statements.

In 2012, we adopted guidance that provides companies with an option to use a qualitative assessment to test goodwill for impairment. If it is not more likely than not that the fair value of a reporting unit is less than its carrying value, no further assessment of that reporting unit’s goodwill is necessary. If it is more likely than not that the fair value of the reporting unit is less than its carrying value, then the goodwill must be tested using a two-step process based on prior accounting guidance, and if the carrying value of a reporting unit’s goodwill exceeds its implied fair value, an impairment loss equal to the excess is recorded. There were no impairment charges recorded in 2010, 2011 or 2012.

Emerging growth company status

Section 107 of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Business

Mission

Everyday Health empowers and inspires consumers and healthcare professionals to make better health and wellness decisions.

Overview

We are a leading provider of digital health and wellness solutions. We combine premier digital content from leading health brands with sophisticated data and analytics technology to provide a highly personalized and differentiated content experience to our users. During the first half of 2013, we estimate an average of 40 million consumers and 500,000 healthcare professionals, including one-third of all U.S. physicians, engaged with our health and wellness properties each month across multiple platforms, including the web, mobile devices, video and social media. Our content portfolio and data and analytics expertise provide marketers with a compelling platform to promote their products and services in a highly targeted and measurable manner, influence purchase decisions and drive health compliance. We believe that our premier content, large and highly engaged audience and data and analytics expertise position us well to capitalize on new opportunities presented by the growing importance of digital technologies in the rapidly evolving health and wellness industries.

The Everyday Health portfolio of properties currently consists of approximately 35 websites, 26 mobile applications, seven YouTube shows, 62 social media destinations with over 15 million followers and an Emmy-nominated broadcast television show. Consumers use our content, interactive tools and applications to manage a broad array of health and wellness needs on a daily basis, including weight loss, exercise, healthy pregnancy, diet and nutrition and medical conditions. We also provide healthcare professionals with news, tools and information needed to stay abreast of industry, legislative and regulatory developments in major medical specialties. Our portfolio of properties includes leading brands such as Everyday Health, MedPage Today, What To Expect, Jillian Michaels and The South Beach Diet, and incorporates content from highly respected health authorities such as Dr. Sanjay Gupta. The Everyday Health portfolio also includes properties that we do not own or operate, such as www.MayoClinic.com and www.Drugstore.com, but that we help monetize by selling advertisements and sponsorships.

Our premium content has enabled us to aggregate a large and engaged audience of consumers and healthcare professionals. In each of the past three years, over five million consumers have registered with us and voluntarily provided us with valuable data, including demographic information and health related interests. We augment our user profiles by collecting behavioral data through engagement with our properties and appending data from third party sources. Our proprietary technology utilizes the data we collect to provide a highly personalized experience for our users, including customized content, drive better health outcomes and connect users looking for support. For example:

•	During 2012, approximately 1.3 million expectant mothers created a customized pregnancy calendar on our What to Expect property;

•	During 2012, our users logged approximately 1.6 billion total calories on the Everyday Health portfolio as part of customized diet and fitness programs; and

•	During the first half of 2013, we distributed over 200 million opt-in newsletters per month with content specifically tailored to the users’ individual interests.

We utilize a data-driven approach to enable marketers to more effectively reach and engage consumers and healthcare professionals. We have developed strong relationships with marketers across a variety of health and wellness categories, including pharmaceuticals, over-the-counter products, food, retail and lifestyle. For example, during 2012, our customers included ten of the top 20 U.S. advertisers in 2012, as compiled by Advertising Age, and 19 of the top 20 global pharmaceutical companies ranked by 2012 revenue. Our marketing solutions allow for more precise targeting of niche health audiences to better influence purchase decisions and drive health compliance. In addition, we provide sophisticated campaign analytics that measure a marketer’s return on investment, or ROI. We believe our customers view our data-driven marketing solutions as both superior to traditional media channels, which lack interactivity and the ability to measure and optimize ROI in real time, and superior to other online media channels, which lack the data or technology to target the desired audience or measure the effectiveness of the campaign. Our total advertising and sponsorship revenues increased from $75.7 million in 2010 to $122.8 million in 2012, representing a compounded annual growth rate of 27.4%.

Industry dynamics

The health and wellness industries in the U.S. are undergoing a profound transformation. Digital technology is changing the manner in which consumers manage their health, healthcare professionals stay informed and treat patients and marketers reach and influence customers.

Growth in digital marketing

Marketers increasingly view digital marketing as providing significant advantages over traditional marketing channels through improved reach and more precise targeting for their campaigns, as well as the ability to maximize ROI in a more measurable and data-driven manner. We believe the benefits of digital marketing will continue to change the way advertisers plan and buy media and cause them to shift more of their budgets away from traditional media. According to IDC, Internet advertising is projected to be the fastest-growing advertising medium in the U.S. between 2012 and 2017, growing from $41.7 billion in 2012 to $81.2 billion in 2017. Similarly, mobile advertising and digital video advertising are projected to significantly increase between 2012 and 2017 according to IDC, with mobile advertising and online video advertising expected to increase 31.8% and 25.5% on a compounded annual basis, respectively.

Health and wellness advertisers are likewise expected to increase their digital marketing spending. According to IDC, pharmaceutical Internet advertising in the U.S. is forecasted to grow 18% on a compounded annual basis between 2012 and 2017 and healthcare Internet advertising is forecasted to grow 17% on a compounded annual basis between 2012 and 2017.

Rising importance of the health consumer

The Internet has fundamentally altered the consumer health market, as more consumers use digital media as a convenient resource for obtaining critical information, making health and lifestyle decisions and using decision-support tools. During 2012, on average, approximately 151 million unique visitors accessed health-related websites per month in the U.S., according to comScore.

The widespread adoption of mobile devices is further accelerating the usage of the Internet and other digital services to manage a healthy lifestyle. Mobile devices make health-related information easy to access anytime and anywhere, and an increasing number of mobile applications and digitally-connected devices are allowing consumers to directly manage and monitor their health in unprecedented ways. For example, consumers are using mobile technology to track caloric intake and fitness performance, seek information about medical symptoms and conditions, communicate with healthcare professionals, and measure vital signs.

Significant changes in the delivery and reimbursement of healthcare are going to substantially increase the number of healthcare consumers and their level of personal investment in healthcare spending. According to the Congressional Budget Office, an estimated 24 million new consumers will purchase insurance as a result of the requirements of the Affordable Care Act. In addition, consumers are being forced to bear more of their healthcare costs as a result of the changes caused by the Affordable Care Act as well as payors seeking to link healthcare coverage to personal behavioral and health characteristics. As a result, more consumers will be incentivized to take a greater interest in the price of healthcare, understanding their treatment options and improving their overall health.

Challenges for the pharmaceutical industry

The pharmaceutical industry is facing a number of key challenges that we believe will dramatically increase the need for these companies to interact with consumers and physicians more directly through digital channels.

The research and development pipelines of large global pharmaceutical companies have significantly changed over the past decade. The patent terms of many of the mass-market medicines, the so-called blockbuster drugs, have expired or will expire in the next five years. In response, pharmaceutical companies have shifted their focus from blockbuster drugs to developing and commercializing profitable specialty products for smaller patient populations generally defined by chronic illness. According to published reports, specialty drugs are forecasted to be 50% of all U.S. drug expenditures in 2018. We believe it is difficult to reach smaller, discrete patient populations through traditional advertising channels and, as a result, pharmaceutical companies will increasingly utilize digital channels to better target consumers and physicians.

Moreover, pharmaceutical companies are increasingly changing their traditional sales model and replacing in-person interactions with technology and interactive services that facilitate direct interaction with physicians and consumers. The number of sales representatives employed by pharmaceutical and medical device companies marketing to physicians has declined dramatically in recent years. According to published reports, these companies employed a total of approximately 79,000 sales representatives in the U.S. in 2010, while in 2012 the number of sales representatives had declined to approximately 67,000 and is expected to decline further in the next few years. At the same time, sales representatives are also finding it more difficult to spend meaningful time with physicians as an increasing number of physicians have requested sales representatives refrain from contacting them for marketing purposes.

Healthcare trends impacting physicians and payors

The changing healthcare landscape is presenting new and complex challenges for physicians. Physicians are seeking ways to address growing administrative complexities, increasing reimbursement pressures, time constraints and a constantly changing regulatory environment. Under developing payment models, physicians are increasingly incentivized to improve their patients’ healthcare outcomes as opposed to being reimbursed solely based on services provided. Physicians are also overburdened with information and challenged with keeping current on medical developments and news. As a result, physicians are increasingly utilizing digital and mobile solutions to meet these challenges, improve practice efficiencies and patient care and keep current on medical developments and news. For example, physicians need access to relevant and reliable clinical information at the point-of-care to help make informed decisions. We believe that physicians will increasingly rely on the Internet and digital technologies to stay better informed on medical developments, provide better care for their patients and more efficiently manage their medical practices.

The changes in the payment models for healthcare costs are forcing payors, which include insurance companies and employers, to significantly alter the way they manage their businesses. First, while payors in the past typically sold their healthcare products and services on a business-to-business basis, going forward health insurance companies will focus more directly on recruiting consumers to purchase their health insurance products on health insurance exchanges. Second, in order to drive down healthcare costs, payors will seek to manage care in a different way than in the past by focusing more directly on the health outcomes of specific populations and emphasizing preventative care, wellness programs and prescription compliance. The payors seeking to recruit new consumers, better manage their health outcomes and drive down overall healthcare costs will need a better understanding of who the consumer is, what they want and what they can afford, which are challenges that these entities have not historically addressed.

Opportunity

We believe we are well positioned to capitalize on the following market opportunities:

Consumers. The content offerings in the consumer health vertical remain largely fragmented across a variety of different digital properties. To better manage the broad array of daily health and wellness needs, consumers are increasingly seeking:

•	a trusted source from which to obtain relevant and actionable information;

•	a greater variety of thorough and insightful content across the consumer health spectrum;

•	expert opinions from leading authorities;

•	access to a community of similarly situated consumers; and

•	personalized content that enables a more engaging and interactive experience.

Professionals. Physicians are challenged with keeping current on medical developments and breaking news, as well as managing the administrative burdens of their practices while delivering healthcare services more efficiently. Professionals are increasingly seeking:

•	trusted news content specific to their specialty areas;

•	insights into industry and regulatory developments;

•	point-of-care tools; and

•	access to a broad variety of clinical reference materials.

Marketers. The health and wellness category provides a compelling opportunity for advertisers to reach a large and growing audience of consumers and healthcare professionals. We believe that the ongoing shift of advertising dollars to digital health channels will be driven by a number of key factors, including:

•	a desire to advertise in a trusted environment that will be consistent with the advertiser’s brand value and perception;

•	the ability to leverage the unique, interactive nature of digital technologies to create a more personalized and engaging interaction with the audience;

•

the availability of tools that will enable advertisers to reach a desired demographic audience at a point when the consumer or professional is more likely to be immersed in contextually-relevant content, and therefore, more receptive to a targeted advertisement; and

•	the utilization of innovative methods for assessing and benchmarking the effectiveness of marketing dollars spent and a more precise analysis of a campaign’s ROI.

The Everyday Health Solution

We have attracted a large and engaged user base of consumers and healthcare professionals to our premium health and wellness properties and utilize our data and analytics expertise to deliver highly personalized user experiences and efficient and effective marketing solutions.

Our key competitive advantages include:

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Portfolio Management. Our ability to curate and cross-promote a broad array of premier content across the Everyday Health portfolio, which includes many of the most trusted brands in health and wellness, has allowed us to aggregate a highly engaged audience of consumers and healthcare professionals online and through mobile platforms.

•

Proprietary Data and Analytics Expertise. Our robust data assets and our expertise in managing large amounts of internal and external data enable us to offer a superior experience for our users and marketers. Our sophisticated data and analytics capabilities allow us to personalize our content offerings, optimize advertising performance in real time and provide marketers with targeted solutions and measurable ROI for their campaigns.

•

Strategic Relationships with Brand Advertisers. We have built deep relationships with many leading brand advertisers and advertising agencies that view us as a strategic and trusted partner for complex digital marketing initiatives.

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Powerful Network Effects. Our content personalization capabilities and ability to develop sophisticated marketing programs continuously improve as our database expands. This self-reinforcing network effect helps enhance our brand, improves user engagement and attracts new users to our properties.

Benefits to consumers

We believe that the depth, breadth and quality of our content, combined with our ability to provide a highly personalized experience across multiple platforms and channels, enable consumers to better manage their health and wellness needs.

Broad Portfolio of Trusted Websites. We have designed the Everyday Health portfolio, which includes a portfolio of premier brands and digital properties, to provide multiple sources of reliable and personalized content to satisfy the diverse needs of our consumer audience. Our portfolio of owned or operated properties includes Everyday Health, Daily Glow, What to Expect, Dr. Sanjay Gupta, Recipe Rehab and Jillian Michaels. These owned or operated properties account for the majority of the consumer traffic to our portfolio. Our portfolio also includes properties that we do not own or operate, such as www.MayoClinic.com and www.Drugstore.com. We cross- promote our content on different properties and allow consumers to search for the most relevant content across the entire portfolio. Our ability to cross-promote our content in this manner enables our consumers to benefit from the full spectrum of content across our portfolio.

Engaging Content and Community Features. We have devoted significant resources to developing engaging content, interactive tools and community features that allow consumers to readily access health and wellness content to help manage their daily lives and address specific concerns. For example, we continue to expand our online video capabilities as we believe that video engagement has become increasingly important to helping consumers become better informed, managing specific health issues or reaching specific diet or fitness goals. In addition, we actively utilize social media channels to engage our consumers in new ways and to promote our content more broadly. We also have created numerous community environments that empower consumers to share information and interact with each other. During 2012, our users posted approximately 6.5 million comments in community forums on the properties we operate across the Everyday Health portfolio.

Personalization of the Content Experience. Since our inception, approximately 60 million consumers have voluntarily registered with us, and we have separately developed over 150 million anonymous health consumer profiles that have been used to personalize content for our unregistered consumers. We utilize this information, as well as proprietary predictive modeling, to provide consumers with more specific content, features and tools that are intended to better meet their needs. For example, consumers can research specific symptoms and create personalized tools, including pregnancy calendars, calorie counters, meal plans and drug alerts. During the first half of 2013, we distributed over 200 million opt-in newsletters per month with content specifically tailored to the users’ individual interests. The data we gather from each incremental engagement with our properties by a user, whether or not registered, enhances our ability to personalize content we deliver to our users. We believe our data-driven approach to delivering a more personalized user experience is a key differentiator between us and our competitors.

Multi-Platform Approach. We develop our health and wellness content to be distributed across multiple platforms and to be accessible anytime and anywhere. In addition to the many websites we operate within the Everyday Health portfolio, we offer 24 consumer mobile applications that are available for use on the iPhone, iPad, Android and Android Tablet. Our mobile applications provide a broad array of features, including customized exercise programs, tailored meal recommendations, video tutorials and tools to track daily performance against goals, which enable our consumers to manage their health and wellness needs throughout the day. As of June 30, 2013, we had a total of 11.9 million downloads of our consumer mobile applications, and our Jillian Michaels application is one of the ten top-grossing mobile health applications in the Apple store. We continually seek to build our brands and promote our content in innovative ways that are designed to expand our footprint. For example, our Emmy-nominated Recipe Rehab television show was the first program from a YouTube original channel to broadcast as a network television series, and it was subsequently published by Harper Collins as a book. More recently, we entered into a global content partnership with Twitter whereby our content is customized and contextually-promoted to interested Twitter users, providing such users with access to our relevant and actionable health content based on geo-location, breaking news, seasonal issues, chronic conditions and healthy living and lifestyle topics.

Benefits to healthcare professionals

We believe that we offer healthcare professionals compelling solutions that enable them to stay better informed of medical information and to practice more efficiently.

Premier Content. We provide premier content that enables healthcare professionals to stay abreast of clinical, industry, legislative and regulatory developments across all major medical specialties. Our flagship professional property, MedPage Today, employs a dedicated team of 34 journalists, including editors, reporters and videographers, and provides relevant clinical news based on research findings published in peer-reviewed medical journals as well as research reported at approximately 100 medical conferences per year around the world. MedPage Today also delivers breaking medical news in over 30 specialties and major public policy developments at the state and federal levels seven days a week. In 2012, a series on narcotic painkillers, published by MedPage Today in collaboration with the Milwaukee Journal Sentinel, was awarded The Gerald Loeb prize, a premier honor for business and financial reporting. We also partner with prominent healthcare professionals, including Dr. Sanjay Gupta, Dr. Kevin Pho and Dr. David Nash to provide expert commentary and perspectives on important medical developments.

Practice Tools and Access. We have designed our content offerings to be utilized by healthcare professionals at the point-of-care. Our two MedPage Today mobile applications, which are offered on the Apple and Android platforms and have generated over 700,000 downloads, include drug and reference databases, treatment guidelines and regulatory alerts and announcements. Our healthcare professionals are highly engaged with our mobile applications. For example, in the first half of 2013, our MedPage Today iPhone application averaged over four page views per visit and, in the second quarter of 2013, healthcare professionals using our

MedPage Today iPhone application engaged with the application over seven times per month on average. In addition to our point-of-care tools, through our partnership with the Office of CME of the Perelman School of Medicine at the University of Pennsylvania, we offer physicians the ability to satisfy their continuing medical education, or CME, requirements for maintenance of licensure and maintenance of certification through engagement with our news content.

Multiple Distribution Channels. We facilitate access to our high quality news content through various channels. In addition to our MedPage Today properties, we distribute our content through partnerships with premier medical associations, including the American College of Cardiology, the American Heart Association, the American Academy of Neurology and The Endocrine Society. We also syndicate our content to numerous hospitals across the U.S. These affiliations and syndication arrangements have resulted in significant growth in our audience and engagement with our content. For example, visits to MedPage Today have increased 36% on a compounded annual basis between 2010 and 2012.

Benefits to marketers

We believe our portfolio of premier health and wellness content and data and analytics capabilities enable our advertising customers to efficiently and effectively reach and engage with their target audience.

Large and Engaged Audience. Our Everyday Health portfolio attracts a large number of visitors, making it attractive to advertisers in light of the highly fragmented nature of the online health and wellness market. We believe that the overall size, scale and composition of the Everyday Health portfolio, as well as the discrete categories within the portfolio, provide advertisers with significant flexibility to undertake multiple advertising strategies through a single platform, whether focused on a national, regional or local audience. During the first half of 2013, we estimate an average of 40 million consumers and 500,000 healthcare professionals interacted with our health and wellness properties each month.

High Quality and Trusted Portfolio. Most marketers are highly sensitive to promoting their products and services in an environment that will not diminish the value of their brand. The Everyday Health portfolio provides marketers with a trusted platform to promote their offerings, including a suite of customized marketing solutions, such as targeted display advertising, interactive brand sponsorships, custom e-mail campaigns, lead generation or customer acquisition initiatives.

Targeted and Innovative Solutions. Our portfolio provides marketers with a compelling opportunity to reach consumers and healthcare professionals in a contextually-relevant environment. Our focus on customized offerings, combined with our engaged user base, allows advertisers to effectively target their desired audience through highly immersive interactive campaigns. Our database of information voluntarily provided by millions of registered users facilitates marketing campaigns directed at specific geographic areas, demographic groups, interests, issues or user communities. Through our Health Reach marketing programs, we utilize our data assets and predictive modeling expertise to design marketing campaigns that retarget our audience beyond the Everyday Health portfolio. As a result, we are able to deliver efficient campaigns for mass and niche target audiences across the entire health and wellness spectrum both on and off our portfolio.

Measurable ROI. We believe a key differentiator of our business is our ability to use our extensive data assets to provide marketers with more significant and measurable ROI relative to offline and other online channels. We provide our marketers with detailed post-campaign reporting that allows them to measure and evaluate the effectiveness of their campaigns. Many of our large advertising campaigns also include specific ROI goals which we are able to effectively measure due to our large opt-in registration database. By partnering with industry-leading data companies that anonymously match a user’s online campaign exposure to their offline purchase decisions, we can further provide a demonstrable and third-party verified ROI measurement that reflects sales impact.

Sponsorship case studies

We believe that the following sponsorship case studies provide a representative sample of how our customers are increasingly seeking to use our solutions.

Pharmaceutical advertiser consumer campaign

In 2012, a top pharmaceutical manufacturer engaged us to create a custom patient education center to build brand awareness and generate new patient prescriptions for its diabetes therapy. We identified the predictive characteristics of the most relevant audience for the campaign and, through our proprietary personalization technology, selected the best content for each of the qualified recipients. Over 47% of the target audience engaged with the content and spent an average of four minutes in the patient education center. We also met their goals for audience quality based on the visitors who were receiving treatment for diabetes. As a result, we were able to exceed the customer’s ROI target for the campaign. The customer renewed the campaign in 2013 with an increased marketing expenditure.

Pharmaceutical advertiser professional campaign

A top pharmaceutical manufacturer launched a marketing campaign in 2012 for a drug to reduce the risk of certain heart conditions. The customer faced strong competition from generic drugs and needed a marketing program to establish brand differentiation with physicians and ultimately generate new prescriptions. We built a resource center to educate cardiologists and primary care physicians about their brand, and supported the education initiative with display, e-mail and sponsorships of key medical conference coverage. We leveraged our historical engagement data to select and feature the most relevant and influential education elements in the resource center. The combined effort reached over 50% of the relevant target physicians and delivered over 925 hours of engagement with the brand assets. The campaign achieved an 8.1% increase in prescriptions and delivered an above target ROI as measured by an independent third party. The customer renewed in 2013 and more than doubled its initial expenditure.

Our growth strategy

We intend to utilize our premier content, data assets and large and engaged user base to continue to grow our business. Key elements of our growth strategy include:

Increasing our advertising and sponsorship revenues and growing our customer base. We continue to dedicate significant resources to increasing the depth and breadth of our advertiser relationships. We believe that substantial opportunities exist to both attract new advertisers and to increase our revenues from existing advertisers, thereby increasing our average advertising and sponsorship revenue per advertiser. We expect to achieve these goals by leveraging our existing and new marketing solutions, hiring additional sales professionals and enhancing our ability to measure and increase ROI for our advertising customers.

Growing our healthcare professional business. Providing content and marketing solutions to healthcare professionals represents a large global opportunity. We plan to significantly increase our healthcare professional audience in the U.S. through content syndication, partnerships with prestigious medical associations and other marketing initiatives. We also believe that our comprehensive medical news and conference coverage is valuable to healthcare professionals around the world and expect to leverage our content, database and marketing expertise to partner with entities seeking to engage with healthcare professionals outside the U.S.

Expanding our multi-platform content and data and analytics capabilities. We intend to expand our ability to deliver our content offerings on multiple platforms and through multiple channels, including by further developing our mobile offerings, delivering more content through video channels and increasing our traffic and engagement through social media channels. We also intend to continue to enhance our ability to use the data we collect or supplement from third party sources to provide a more personalized experience, thereby deepening our users’ engagement with our properties and promoting and fostering interaction in our vibrant communities. Lastly, we will continue to leverage our data profiling expertise to expand our Health Reach media product, which enables marketers to reach our audience and users with similar profiles on third party websites, mobile devices, social platforms and video outlets.

Enhancing the Everyday Health brand. We believe that promoting and creating greater awareness of the Everyday Health brand is critical to our future growth. We intend to continue to make significant investments in our brand through online and offline initiatives, including syndicating our content offerings, cross-promoting our brand through partnerships and employing a variety of public relations initiatives. For example, we believe the Everyday Health and Recipe Rehab television shows on the ABC television network generated substantial positive publicity for our company and brands and enhanced our image as a leading source for engaging health and wellness content. Likewise, we believe that our global content partnership with Twitter, whereby our content is customized and contextually-promoted to interested Twitter users, will significantly enhance our brand awareness.

Pursuing adjacent opportunities in the broader health and wellness sectors. As the health and wellness markets experience dramatic changes, we believe that we are well positioned to partner with new categories of customers and to utilize our core assets for new revenue opportunities. For example, we believe payors will need to more directly engage with a consumer audience to market their products, increase compliance and reduce their overall healthcare costs. Likewise, we believe that a broad set of entities, including employers, will increasingly focus on reducing their health care costs by seeking to more directly influence employee behavior and drive better health outcomes. We believe that our large audience, sophisticated interactive tools and our ability to drive better health outcomes, will open up new revenue opportunities for us in these markets. For example, in 2013, we licensed our technology to the Mayo Clinic to upgrade their Mayo Clinic Healthy Living corporate wellness solution, which they sell to a premier roster of clients.

Acquiring complementary businesses. We intend to actively seek acquisition opportunities that will enable us to (i) provide richer and more personalized content, tools and applications for our users, (ii) expand our database capabilities and our data and analytics expertise, (iii) strengthen our existing customer relationships or enable us to attract new customers and (iv) accelerate our growth in new geographies or adjacent opportunities.

Portfolio & content

Our portfolio

We believe that our experience in creating and managing a diverse portfolio of health and wellness content and our operational approach, which utilizes our editorial, sales, data and analytics and marketing and technology resources across the Everyday Health portfolio, gives us a significant competitive advantage as consumers and healthcare professionals increasingly rely on digital technologies to access reliable health and wellness information.

The properties in our portfolio, which include websites, mobile applications and social media assets, are designed to provide consumers and healthcare professionals with access to the most trusted health and wellness content tailored to meet their daily needs. These properties fall into one of the following categories: (i) properties that we own; (ii) properties that we operate in partnership with leading offline providers of health content or prominent health and wellness experts and personalities; and (iii) properties where we manage and sell advertising opportunities on behalf of partners. Our portfolio currently consists of approximately 35 websites. Between 2010 and 2012, visits to Everyday Health, our flagship consumer property, have increased approximately 51% on a compounded annual basis and visits to MedPage Today, our flagship professional property, have increased approximately 36% on a compounded annual basis. We also have devoted significant resources to developing our mobile applications across various platforms. We currently offer 26 mobile applications, a number of which are described in detail below. Our consumer and professional mobile applications have been downloaded more than 12.5 million times and, during the first half of 2013, we have generated approximately 350,000 new downloads per month. The Everyday Health portfolio also includes seven YouTube shows, 62 social media destinations with over 15 million followers and an Emmy-nominated broadcast television show.

The properties that we own and operate include, among others, Everyday Health, MedPage Today, Daily Glow and CarePages. The following table lists some of the properties that we own and operate.

Brand	Description
Everyday Health

Everyday Health is our flagship brand. www.EverydayHealth.com is a broad-based health information website targeting a consumer audience and offering content created by experienced health writers. The content and tools, including the related mobile applications and YouTube channel, provide consumers with deep and rich health information intended to empower users to better manage their health and wellness on a daily basis.

MedPage Today

www.MedPageToday.com provides physicians and other healthcare professionals with peer-reviewed breaking medical news across all key medical practice areas, as well as the opportunity to receive free CME credits. Our MedPage Today mobile application enables physicians to access critical practice information at the point-of-care.

DailyGlow

www.DailyGlow.com is a website at the intersection of health and beauty focused on healthy skin and related personal care areas, such as hair care, makeup and cosmetic dentistry. This website also features content from experts in dermatology, makeup and dentistry.

CarePages

www.CarePages.com is a social support website for families experiencing critical care events. The website is an important tool for hospitals that want to provide additional emotional support for patients and their families. The website enables friends and families to get frequent status updates on the patient and to provide words of encouragement.

Recipe Rehab

Recipe Rehab is our Daytime Emmy Award-nominated television show that allows experienced chefs to compete in making America’s favorite recipes healthier. www.RecipeRehab.com is the companion website that provides users with easy and accessible ways to make healthier food choices.

My Calorie Counter

www.My-Calorie-Counter.com and the related mobile application contain a suite of calorie and nutrition tools that provide consumers with the ability to easily track food and nutrient intake and calorie burn based on a large database of commonly consumed foods.

We also partner with leading health, diet and fitness experts, personalities and brands to provide our users with access to trusted and reliable content across the health spectrum. These partners include, among others, What to Expect, Jillian Michaels, The South Beach Diet and Dr. Sanjay Gupta. With respect to these brands, we typically license the exclusive digital rights to their proprietary content and develop digital properties utilizing such content that we then monetize at our discretion either through subscriptions and/or advertising models. The following table lists some of the brands we operate in partnerships with leading providers of health content.

Brand	Description
What to Expect

Based on the best-selling pregnancy book, What to Expect When You’re Expecting, by author Heidi Murkoff, www.WhattoExpect.com contains content written by Ms. Murkoff on conception planning and pregnancy, as well as information on newborns and toddlers. The What to Expect Pregnancy Tracker is currently one of the most popular pregnancy mobile applications. Additional popular mobile applications include Baby Tracker, Fertility Tracker and Grow with Me.

Jillian Michaels

Jillian Michaels is a trainer on the popular NBC show, The Biggest Loser. Subscribers to www.JillianMichaels.com get access to Ms. Michaels’ program for healthy weight loss, which includes a fitness program, menus and meal plans, videos and interactive tools. The related Jillian Michaels mobile application is currently one of the top ten grossing mobile applications of all-time in the health category in the Apple store.

South Beach Diet

Based on the best-selling diet book written by South Beach preventive cardiologist, Arthur Agatston, www.SouthBeachDiet.com contains multiple tools for managing diet and measuring weight loss. The related South Beach Diet mobile application is currently one of the top 20 grossing mobile applications of all-time in the health category in the Apple store.

Dr. Sanjay Gupta

Dr. Sanjay Gupta, chief medical correspondent for CNN and contributor to “60 Minutes,” contributes real-life perspective and advice on health and condition news aimed at consumers in “Health Matters with Dr. Sanjay Gupta.” Dr. Gupta also provides healthcare professionals with his perspectives on critical medical news and developments in “The Gupta Guide.”

Physicians’ Desk Reference

As the consumer web portal of the PDR Network, which includes the Physicians’ Desk Reference, www.PDRHealth.com offers consumer-friendly explanations of disease states and conditions, as well as the safe and effective use of prescription drugs, non-prescription drugs and herbal medicines.

Denise Austin	www.DeniseAustin.com and the related mobile application provide customized meal and fitness plans that are targeted to help individuals meet their personal fitness goals.

Brand	Description
Joy Bauer

Based on the work of nutritional authority Joy Bauer, www.JoyBauer.com and the related mobile application provide a variety of weight loss content and tools, including a customized meal planner and shopping list creator, customized food plan, food log, calorie and activity calculator and recipe database.

Suzanne Somers’ Sexy Forever	Suzanne Somers’ www.SexyForever.com provides users with tools and tips to uncover and overcome obstacles to losing weight.

The Everyday Health portfolio also includes properties that we do not own or operate, but rather with whom we partner to manage and sell advertising opportunities. These properties, which include www.MayoClinic.com and www.Drugstore.com, among others, provide our users with access to a broader array of in-depth health information and services while broadening the audience for our advertising customers. The following table lists some of the brands with whom we have such partnering relationships.

Brand	Description
Mayo Clinic

Produced by a team of Mayo Clinic experts, www.MayoClinic.com gives users access to the expertise and knowledge of thousands of Mayo Clinic physicians and scientists and offers health information to help users assess symptoms, understand their diagnosis and manage their health.

Drugstore	www.Drugstore.com is a leading e-commerce provider of health, beauty, vision and pharmacy products.
KevinMD

Founded by Kevin Pho, MD, www.KevinMD.com is a leading destination for physician insight on breaking medical news. This website, in partnership with our MedPage Today property, provides Dr. Pho’s unique perspective as a practicing physician.

Medical News Today	www.MedicalNewsToday.com is a leading news website that provides regularly-updating health and medical news content, including articles, videos and forums.

Our content

We place great emphasis on providing trusted and high quality content and tools for our users, as well as vibrant digital communities in which our users can engage directly with each other on specific health topics. To personalize the user experience, our users are encouraged to voluntarily provide us with demographic and other personal information so we can tailor the content and functionality that they receive from us. We believe that our focus on personalization has been critical in fostering a highly engaged user base.

Our editorial and product teams, which collectively include approximately 190 employees as of June 30, 2013, are responsible for creating original content and/or licensing third-party content to support the offerings (other than user-generated content), that are available on the properties that we operate. Our proprietary content is created by writers, editors, videographers, designers and product specialists who create original articles and columns, videos, expert Q&As, slideshows and social media content across the portfolio. Our innovative content offerings, including a variety of fitness and health tracking tools, interactive slideshows, health assessments, pregnancy calendars and meal planners, are designed to leverage the interactive capabilities of the Internet and allow for dynamic personalization. Our clinical content on MedPage Today, which provides breaking medical news to physicians and other healthcare professionals, is reviewed and approved by a team of physicians under the direction of the Office of CME of the Perelman School of Medicine at the University of Pennsylvania.

We believe that video content is highly engaging in the health and wellness sector. Therefore, we have devoted significant resources to developing and distributing high quality video content online and offline. We utilize an internal video production team that produces and publishes health-related video content on a daily basis. The two broadcast television shows we have produced, Everyday Health and Recipe Rehab, were both nominated for Daytime Emmy Awards. In fact, the Recipe Rehab television show that aired on the ABC television network was the first broadcast television show based on a YouTube original channel.

We have also embraced social media as an increasingly valuable platform in which to engage our users on a real-time basis. For example, in 2013, we entered into a partnership with Twitter whereby our content is customized and contextually-promoted to interested Twitter users through promoted Tweets linking to news, expert advice, videos and other tools on our properties. This partnership will provide Twitter users with access to our relevant and actionable health content based on geo-location, breaking news, seasonal issues, chronic conditions and healthy living and lifestyle topics.

In addition, we have recently expanded our content offerings by partnering with the Mayo Clinic to develop an online health management platform that provides health assessment tools, lifestyle education, health coaching and wellness information to employers and healthcare providers. This platform is designed to support current healthcare initiatives by empowering users to understand their health risks, focus on health and disease prevention, make incremental behavior changes for a healthier lifestyle and find reliable answers to health-related questions.

We believe that our large and highly engaged audience, premier portfolio of brands and data and analytics expertise will allow us to continue to provide highly personalized health and wellness content offerings to our users wherever and however they want it.

The following table outlines certain of the key content offerings available on our operated properties:

Content offering	Description
Everyday Living Content

Original daily and weekly content, which is medically reviewed where appropriate, that offers information, advice and inspiration for those seeking to live healthier lives or who face medical challenges. Content includes relevant, consumer-focused coverage of research published in peer- reviewed medical journals or presented at major medical conferences.

Health and Condition Encyclopedia	Wellness and prevention information and advice from leading fitness experts, as well as condition definitions, symptom lists, common treatments and drug information from healthcare authorities.
Health News	Coverage of major public heath, regulatory and consumer health stories designed to separate fact from fiction and offer actionable messages to health and condition audiences.
Original Video

Health videos that focus on people living active, healthy lives, as well as those coping with chronic conditions. Programming that offers expert insight into emerging health trends and important research.

Content offering	Description
Interactive Slideshows and Graphics	Original health content presented in high impact graphical formats, including sequenced photo galleries where consumers may explore wellness trends, health conditions or medical news.
Expert Perspective

Columns and Q&As by leading experts that provide explanation and perspective on condition and wellness topics, including heart disease, depression, psoriasis, multiple sclerosis and cancer, as well as nutrition, weight loss, fitness and longevity.

Health Assessments	Quizzes and algorithmic-based intake exams designed to help users assess their risk of developing particular conditions, or the likelihood that they need to seek healthcare for particular symptoms.
Health Tools	Tools that offer users actionable information and/or allow them to track their progress in meeting health challenges and goals over time. Our tools include:
•

The Symptom Checker offers a symptom triage tool featuring a board certified emergency room physician who through a series of recorded video segments questions users about their medical history and symptoms and provides care recommendations and action plans.

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The Pregnancy Tracker provides week-by-week information on fetal development and changes to the woman’s body as the pregnancy progresses. This tool provides content related to each week of a pregnancy.

• The Meal Planner produces healthy menu recommendations, including nutrient and calorie information, based on user food preferences and dietary restrictions.
Community	Forums where consumers can share health goals and experiences.
Healthy Recipes

Thousands of recipes across a variety of categories, including low fat, diabetes friendly, low carb, low calorie, low sodium and gluten free. Recipes are provided by well-known publishers, as well as our Recipe Rehab television show.

Advertising and sponsorship sales

We offer innovative marketing solutions to a growing and diverse customer base across a variety of health and wellness categories, including pharmaceuticals, over-the-counter products, food, retail. lifestyle, as well as healthcare providers, such as hospitals, dentists and doctors. During 2012, our customers included ten of the top 20 U.S. advertisers in 2012, as compiled by Advertising Age, and 19 of the top 20 global pharmaceutical companies ranked by 2012 revenue. Many of our customers promote a variety of different brands and products on the Everyday Health portfolio.

We sell our advertising-based services primarily through our direct sales force, which consists of approximately 110 employees as of June 30, 2013, including direct sales representatives and sales operations personnel and research specialists. Our sales personnel are located in New York City, Los Angeles, Chicago and other areas throughout the U.S., and they are responsible for maintaining direct relationships with our customers and their advertising agencies.

We leverage our large database of user information and preferences to develop innovative solutions for our marketers to engage with their target audience. These marketing solutions have received positive market recognition in recent years, including Effie Awards, Web Health Awards and awards from Medical Marketing and Media. Our solutions take a multi-platform approach and incorporate:

•	advertisements targeted to consumer and healthcare professionals on websites, newsletters, video, social media outlets and mobile applications;

•	interactive brand sponsorships, which consist of custom-created marketing programs featuring content from leading health experts, video, interactive tools and other programs;

•	sponsorship of targeted stand-alone e-mails to consumers who have opted to receive such e-mails, which we refer to as opt-in consumers;

•	customer acquisition, or lead generation, campaigns designed to deliver qualified consumers through the registration process; and

•	opportunities for connecting advertisers to consumers through interactive social networking communities.

We also partner with third parties to expand our reach and increase the diversity of our audience. For example, we manage and sell advertising opportunities on websites that are owned and operated by our partners, such as www.MayoClinic.com and www.Drugstore.com. Additionally, our Health Reach media product enables marketers to reach our audience and their look-alikes on third party websites, mobile devices, social platforms and video outlets. Health Reach leverages our data assets and advertising buying platform to help our customers access the most relevant consumers for their campaigns across advertising exchanges and more effectively optimize their marketing spend. Lastly, we are also able to reach a wide audience of physicians and other healthcare professionals by partnering with medical societies and other organizations to provide medical conference coverage, co-branded newsletters and other professional content.

An important aspect of our sales model is our emphasis on conducting detailed research to measure the effectiveness or specific ROI of our programs and providing our customers with valuable real-time feedback on campaign efficacy and detailed post-campaign reporting. We work closely with third party vendors, such as IMS and Crossix, to measure the impact of our programs, including measuring increases in brand awareness and product purchases. This research allows us to optimize our campaigns and demonstrate a positive ROI for our customers. We expect that our ability to provide our marketers with targeted solutions across a large and contextually immersed audience, together with our result-focused tools that measure a customer’s ROI, will enable us to grow and strengthen our customer relationships, while competing favorably against online and offline publishers in the health and wellness category.

Marketing

Our marketing efforts are focused on the following objectives:

•	increasing traffic to the properties we operate in the Everyday Health portfolio; and

•	recruiting users to register with or subscribe to our properties and subscription-based premium services.

We utilize a variety of marketing programs across different media channels to achieve these objectives. Our marketing programs include:

•	online display advertising;

•	paid search advertising;

•	e-mail advertising; and

•	television, print and radio advertising.

Our in-house marketing and design teams create our marketing campaigns and programs, which are then implemented by our technical and operations personnel and by third-party service providers. We actively and continuously manage our media mix to maximize the efficiency of our marketing investment. Our marketing personnel also focus directly on improving search engine optimization for the properties we operate. Search engine optimization is the process of improving the volume or quality of traffic to a specific property from search engines through unpaid search results, which is otherwise commonly referred to as natural or organic search traffic. Improving the natural search traffic to the properties we operate will allow us to be more efficient with the marketing dollars we deploy to increase traffic across the Everyday Health portfolio.

We operate a dedicated customer service center in North Adams, Massachusetts to support the sale of the premium services we offer to consumers. Our customer service personnel closely monitor offer types and durations, payment processing, cancellation reasons and overall customer satisfaction. Our customer service department provides us with timely insights on health-related consumer trends, and we use this information to launch new websites, content and service offerings.

Data and analytics

We collect and use data from various sources to optimize our content offerings for our audience and the performance of our customers’ advertising and sponsorship campaigns. We have high quality data assets consisting of billions of valuable data points gathered from (i) user profiles generated from data voluntarily submitted by approximately 60 million users since our inception and data aggregated from over 150 million anonymous health consumer profiles we have built since our inception; (ii) data collected from our users’ interactions with one or more of our properties and with other websites through the use of cookies and similar tracking technologies; (iii) the proprietary knowledge we have extracted from our more than ten year operating history of delivering health and wellness content; and (iv) third-party data. We leverage these data assets through our proprietary personalization technology and sophisticated analytics and predictive modeling tools which enable us to increase the likelihood that our users will be exposed to content that is most relevant to them and that our marketers will be able to engage with the right target audience through advertisements and promotions that are most relevant to that user.

Our proprietary technology consists of sophisticated analytics tools, predictive modeling and content management systems that enhance our users’ experience and our offerings to our marketers. This technology allows us to provide a personalized experience for our users by providing us with visibility into all user interactions across our portfolio, including content consumption, advertising clicks, activity with our tools, groups and forums, and search behavior. We monitor and analyze how users respond to specific content offerings and continuously improve the quality of our offerings by adapting the content distributed to users based on their previous interactions. For example, during the first half of 2013, we distributed over 200 million opt-in newsletters per month with content specifically tailored to the users’ individual interests. We believe that our ability to personalize the content we offer to each particular user, and adapt our offerings to the changing demands of our users, has resulted in increased user satisfaction and engagement with our portfolio of properties.

Our proprietary technology also (i) optimizes the relevancy of advertisements and promotions placed across our portfolio and outside of our portfolio to deliver marketing messages that users are most likely to engage with and (ii) tracks and measures the effectiveness of our customers’ advertising campaigns. For example, through the use of our data assets, we are able to attribute revenue to specific marketing spend, gain visibility into the lifetime performance of users and ultimately assess and improve a campaign’s ROI. This ability to measure and improve upon the effectiveness of our marketers’ advertising and promotional campaigns has in part contributed to the growth in the number of our advertising customers and our average advertising and sponsorship revenue per advertiser.

Technology

Our technology infrastructure provides for continuous availability of our content offerings and advertising-based services. Currently, our websites are hosted on infrastructure located in a third-party data center located in Carlstadt, New Jersey. Our operations are dependent in part on our ability, and that of our hosting providers, to maintain our computer and telecommunications systems in effective working order and to protect our systems against damage from fire, theft, natural disaster, power loss, telecommunications failure, hacker attacks, computer viruses and other events beyond our control. We back up our data using a combination of electronic vaulting and tape storage to offsite storage facilities on a daily basis, operate intrusion detection systems and perform regular log reviews for malicious activity. We operate our database in a cloud-based platform using an open source technology designed to support large data sets and transaction volumes. Our technology allows us to aggregate, store and process large amounts of data while maintaining high application availability and responsiveness.

Our systems are designed to have no single point of failure, other than the data center itself, and have redundancy at the network, power, firewall, load balancer, application server, database and storage levels. We maintain operational flexibility, which allows us to allocate resources to or from applications based on demand. We continually add and refine functionality for our portfolio, ensuring that each modification is carefully tested and deployed before being moved into production by following a strict change management process. We have access to bandwidth on demand and additional physical capacity in all of our data centers to react to increased volume on our websites. We monitor systems continuously using automated tools and services. Emergency response teams provide full time coverage to respond to any issues affecting user functionality or performance.

We employ several layers of security, including encryption, secure transmission protocols and strict access controls, to ensure privacy, integrity and availability of our data. We utilize additional levels of security for e-commerce transactions, specifically when credit-card processing is required, including background checks of relevant employees and regular third-party security scans. We have contracted with an outside party to independently monitor our properties and ensuring that our properties are in compliance with appropriate industry security requirements.

The key components of our software have primarily been designed, developed and deployed by our internal technology group. However, we also license database management software, outsource video delivery for our properties and otherwise use external sources for technological purposes when appropriate. We select external technology partners according to stability, reputation, performance and proven service levels.

Competition

We face competition for consumers, healthcare professionals and advertising customers from a variety of online and offline companies, government agencies and other organizations that provide content, tools and applications to consumers and healthcare professionals interested in health-related information. Our ability to compete successfully against these entities depends on many factors, including:

•	the quality, timeliness and reliability of our offerings;

•	the effectiveness of our sales and marketing efforts;

•	our ability to keep pace with technological advances and trends; and

•	the brand recognition of Everyday Health and the websites, tools and applications in our portfolio.

We face competition from the following:

•	websites that provide online consumer health and wellness information, such as www.webmd.com;

•	general interest consumer websites or search engines that offer specialized health sub-channels or functions, such as www.yahoo.com and www.google.com;

•

websites, mobile applications, digital devices and other products and services directed at consumers relating to specific conditions, programs or other specific types of health, wellness and lifestyle content;

•

websites, mobile applications and other products and services that target healthcare professionals, including websites such as www.medscape.com (owned by WebMD) and mobile applications offered by Epocrates;

•	other high-traffic websites that include both health-related and non-health-related content and services, including social media websites, such as www.facebook.com; and

•	non-profit and governmental websites that provide consumer health information, such as www.fda.gov, www.cdc.gov and www.health.nih.gov.

In addition, we face competition from advertising networks that aggregate traffic from multiple online websites or target advertisements to health-related consumers, such as www.advertising.com and www.valueclick.com.

We also face competition from a number of companies that provide consumer and professional health-oriented content through traditional offline media. These competitors include magazine and book publishers, such as Time Warner Inc. and Rodale Inc., medical content publishers and distributors of television and video programming, such as Discovery and The Food Network.

Intellectual property

We currently own approximately 60 registered trademarks around the world, including Everyday Health and MedPage Today, and have applied to register a number of additional trademarks. In addition, we own four patents around the world and one pending patent application in the U.S. Our success depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including trade secrets, trademarks, copyrights and patents, as well as contractual restrictions. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information. In addition, we have registered various domain names, including www.EverydayHealth.com and www.MedPageToday.com, which are critical to the operation of our business and the properties in the Everyday Health portfolio. However, not all of our intellectual property is protected by registered copyrights or other registered intellectual property or statutory rights. For example, some of our content is protected by user agreements that limit access to and use of such content. Compliance with use restrictions is difficult to monitor, and our proprietary rights in our content offerings may be more difficult to enforce than other forms of intellectual property rights. We cannot be certain that the steps we have taken to protect our technology and intellectual property will be adequate.

In addition to the technology and intellectual property that we own, we also license key health-related content and tools from third parties that we distribute on the properties that we operate. We also license software and technology products that are important to our ability to manage and deliver content and market and sell our products and services. We cannot be certain that we will continue to have access to our third-party licenses on commercially reasonable terms, or at all. Furthermore, because we license a significant amount of content from third parties, we may be exposed to copyright or other intellectual property infringement actions regarding the origin and ownership of that content as a result of the actions of third parties that are not under our control.

Our ability to operate some of our properties is governed by licensing agreements with the owners of the offline brands and associated content, including Heidi Murkoff, author of the best-selling book What to Expect When You’re Expecting, Jillian Michaels, Suzanne Somers, Joy Bauer, Denise Austin and Arthur Agatston, author of the best-selling book The South Beach Diet, among others. These licensing agreements provide us with the exclusive rights, subject to limited exceptions, to use and market the brand and associated content online, as well as to determine the precise methods for monetizing the content online. In exchange for these rights, our partners receive specified royalties based on the revenues generated from our operation of the applicable website and related services, such as e-mail newsletters and product sales. We may also create new content in conjunction with these partners. However, pursuant to our agreements with these partners, we may not own the intellectual property rights to this new content or any related user-generated content.

Industry standards and government regulation

This section describes the key laws, regulations and industry standards that affect our business. Some of the aspects described below, such as those surrounding consumer protection, affect us directly. Other aspects do not apply to us directly, but may have a significant effect on the way our partners and customers can operate. The regulatory environment in which we operate, particularly in the areas of privacy, advertising and healthcare, are often complex and relatively new. As such, they are subject to varying interpretations by courts and governmental authorities and often require subjective interpretation. We cannot be certain that our efforts to comply with these laws and regulations will be deemed sufficient by the relevant governmental authorities. In addition, the use of consumer information, online behavioral advertising and healthcare are areas on which the public, legislators and regulators are currently focused. It is possible that the laws, regulations and industry standards that affect our business will change in the future. We are not able to predict the effect that future changes will have on our business.

Consumer protection

Our business is subject to federal and state consumer protection laws that regulate unfair and deceptive practices. The laws that most directly affect our business are those related to the use and protection of consumer information and those related to advertising and marketing.

Privacy. Our collection, storage and sharing of information regarding consumers, including visitors to our properties, is governed by various U.S. federal and state laws, regulations and standards. Enforcement by regulators, including the FTC, requires us to provide consumers with notice, choice, security and access with respect to such information. The standards are subject to interpretation by courts and other governmental authorities. In addition, some of our services are offered in the United Kingdom and Australia and most of our services may be accessible worldwide. European data protection laws in particular can be more restrictive regarding the collection, use and disclosure of data as compared to the U.S. A determination by a governmental agency, court or other governmental authority that any of our practices do not meet local standards or regulations could result in liability and adversely affect our business. In addition, inquiries or proceedings involving foreign or U.S. data protection authorities may be expensive or time consuming, and their outcome is uncertain.

Behavioral Advertising. New laws and regulations may be adopted in the U.S. and internationally, or existing laws and regulations may be interpreted in new ways that would affect our business, particularly with regard to collection or use of data to target advertisements to consumers. A number of U.S. state and federal bills have been proposed and are under consideration that contain provisions that would regulate how companies can use cookies and other tracking technologies to collect and use information about individuals and their online behaviors. The European Union, or EU, and some EU member states have already implemented legislation and regulations requiring advertisers to provide specific types of notice and obtain consent from individuals before using cookies or other technologies to track individuals and their online behavior and deliver targeted advertisements.

We participate in the Digital Advertising Alliance, or DAA, self-regulatory program under which, we provide consumers with notice about our use of cookies and our collection and use of data in connection with the delivery of targeted advertising. In February 2012, President Obama announced that a group of leading Internet companies and online advertising networks agreed to move forward on developing a “Do Not Track” program to allow users to opt-out of having companies collect information about their online actions and industry leaders are currently working with the World Wide Web Consortium to develop such a program. In addition, the Digital Advertising Alliance and The National Telecommunication and Information Association are also currently developing standards for providing users disclosures regarding the use of consumer data on mobile platforms. Ensuring compliance with these industry standards could negatively impact our revenues or result in increased costs. Failure to comply with current or new industry standards could create liability for us, damage our reputation and result in a loss of users and advertisers.

Consumers can currently opt out of the placement or use of our cookies for online targeted advertising purposes by either deleting or disabling cookies on their browsers, visiting websites that allow consumers to place an opt-out cookie on their browsers, or by downloading browser plug-ins and other tools that can be set to identify cookies and other tracking technologies and/or block the delivery of online advertisements on websites and applications. In addition, the default settings of consumer devices and software, including web browsers, may be set to prevent the placement of cookies unless the consumer actively elects to allow them. If consumer sentiment regarding privacy issues or browsers solutions or other mechanisms that limit the use of cookies or other tracking technologies results in a material increase in the number of consumers who either opt out of accepting cookies or are using browsers that need to be affirmatively configured to accept cookies, our ability to collect valuable and actionable data would be impaired.

Data Protection Regulation. Many states have passed laws regulating the actions that a business must take if it experiences a data breach. Compromised companies must promptly disclose breaches to customers. Congress has also contemplated similar federal legislation relating to data breaches and HITECH requires breaches of certain unsecured, individually identifiable health information to be reported. In the past, the FTC has prosecuted some data breach cases as unfair and deceptive acts or practices under the FTC Act. We intend to continue to protect all consumer data and to comply with all applicable laws regarding the protection of customer data. If we have a data security breach and we don’t comply with applicable laws, it could create liability for us, damage our reputation and result in a loss of users and advertisers.

CAN-SPAM Act. The CAN-SPAM Act regulates commercial e-mails, provides a right on the part of the recipient to request the sender to stop sending messages, and establishes penalties for the sending of e-mail messages that are intended to deceive the recipient as to source or content. Recipients must be furnished with an electronic method of informing the sender of the recipient’s decision to not receive further commercial e-mails. We are applying the CAN-SPAM requirements to our e-mail communications, and believe that our practices comply with the requirements of the CAN-SPAM Act. In addition, we face the risk that an action could be brought against us under various state spam laws, which are not entirely preempted by CAN-SPAM. An action alleging our failure to comply with CAN-SPAM or a state spam law and the adverse publicity associated with any such action could result in less consumer participation and lead to reduced revenues from advertisers.

COPPA. The Children’s Online Privacy Protection Act, or COPPA, applies to operators of commercial websites and online services, including mobile applications, directed to U.S. children under the age of 13 that collect personal information from children, and to operators of general audience websites with actual knowledge that they are collecting information from U.S. children under the age of 13. In April 2013, the FTC updated its COPPA regulations to specify that the law applies to using cookies for behavioral targeting, device IDs, location data, video and photos for children under 13. Our websites and mobile applications are not directed at children under the age of 13, and our registration process utilizes age screening in order to prevent the under-age registrations. We believe that we are in compliance with COPPA. COPPA, however, is subject to interpretation by courts and other governmental authorities. The failure to accurately anticipate the application, interpretation, or legislative expansion of this law could create liability for us, result in adverse publicity and negatively affect our business.

Marketing. Our marketing of our services and some of the marketing services we provide to our customers are subject to federal and state consumer protection laws that regulate unfair and deceptive practices. Any changes in the laws, regulations and industry standards associated with the advertising of health, diet and fitness information may reduce our revenues or increase our costs. In October 2009, the FTC published Guides Concerning the Use of Endorsements and Testimonials in Advertising, or the Guides. Under the Guides, “material connections” (such as payments or free products) between advertisers and endorsers must be disclosed. Celebrities have a duty to disclose their relationships with advertisers when making endorsements outside the context of traditional ads, such as on talk shows or in social media. Bloggers who make an endorsement must also disclose the material connections they share with the seller of the product or service. Advertisements that feature a consumer and convey his or her experience with a product or service as typical when that is not the case are required to clearly disclose the results that consumers can generally expect to receive from the advertised product or service. While our marketing programs may include endorsements from our celebrity partners and bloggers, we do not believe the Guides will negatively affect our business. However, we cannot predict how the FTC will interpret or enforce the Guides and cannot always control how our marketing partners and contributors comply with the Guides.

Regulation of Contests and Sweepstakes. In order to promote our properties and advertisers, we conduct contests and sweepstakes. Many states have prize, gift or sweepstakes statutes that apply to these promotions. We strive to comply with all applicable laws and regulations when we run these promotions. These laws are subject to interpretation and it is possible that these laws will change in the future. We are not able to predict the effect that future changes will have on our business.

Healthcare-related regulation

Regulation of Drug and Medical Device Advertising and Promotion. Information on our properties that promotes the use of pharmaceutical products or medical devices is subject to FDA and FTC requirements, and information regarding other products and services is subject to FTC requirements. The Federal Food, Drug, and Cosmetic Act, or FDC Act, requires that prescription drugs, including biological products, be approved by the FDA prior to marketing. The FDA allows for exchange of scientific information prior to approval, provided it is non-promotional in nature and does not draw explicit or implied conclusions regarding the ultimate safety or effectiveness of the unapproved drug. Upon approval, prescription drugs may be promoted and advertised only for uses reviewed and approved by the FDA. In addition, the labeling and advertising can be neither false nor misleading, and must present all material information, including potential risks, in a clear, conspicuous and neutral manner. There are also requirements for specified information to be part of labeling and advertising. Labeling and advertising that violate these legal standards are subject to FDA enforcement action and the FDA may impose administrative, civil and criminal sanctions for violations of the FDC Act or FDA regulations. State attorneys general have similar investigative tools and sanctions available to them.

The FDA also regulates the safety, effectiveness, and labeling of over-the-counter, or OTC, drugs under the FDC Act either through specific product approvals or through regulations that define approved claims for specific categories of such products. The FTC regulates the advertising of OTC drugs under the section of the Federal Trade Commission Act that prohibits unfair or deceptive trade practices. The FDA and FTC regulatory framework requires that OTC drugs be labeled in accordance with FDA approvals or regulations and promoted in a manner that is truthful, adequately substantiated, and consistent with the labeled uses. OTC drugs that do not meet these requirements are subject to FDA or FTC enforcement action depending on the nature of the violation. In addition, state attorneys general may bring enforcement actions for alleged unfair or deceptive advertising.

Any increase in FDA regulation of the Internet or other media used for the Internet advertisements of prescription drugs could make it more difficult for us to obtain advertising and sponsorship revenues. Companies may now advertise prescription drugs to consumers in any medium, provided that they satisfy FDA requirements. However, legislators, physician groups and others have called for restrictions on advertising of prescription drugs to consumers and increased FDA enforcement. Congress and the FDA have shown interest in these issues, as well, and there is a possibility that Congress, the FDA or the FTC may alter present policies on DTC advertising of prescription drugs or medical devices in a material way. To date, the FDA has not promulgated any discrete guidance or guidelines for DTC advertising of prescription drugs or medical devices. However, in November 2009, the FDA convened a two-day public meeting to solicit feedback on the “Promotion of FDA-Regulated Medical Products Using the Internet and Social Media Tools.” It is not clear what, if any, steps the FDA will take in response to the public meeting or the submission of public comments.

Industry trade groups, such as the Pharmaceuticals Research and Manufacturers of America, or PhRMA, have implemented voluntary guidelines for DTC advertising in response to public concerns. The PhRMA Guiding Principles for Direct to Consumer Advertisement of Prescription Medicines address various aspects of DTC advertising, including: balancing presentation of benefits and risks; the timing of DTC campaigns, including allowing for a period for education of healthcare professionals prior to launching a branded DTC campaign; use of healthcare professionals and celebrities in DTC advertisements; and timing and placement of advertisements with adult- oriented content.

HIPAA Privacy Standards and Security Standards. The Privacy Standards and Security Standards under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish a set of basic national privacy and security standards for the protection of certain individually identifiable health information by health plans, healthcare clearinghouses and healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. The Health Information for Economic and Clinical Health Act of 2009, or HITECH, makes certain of HIPAA’s privacy and security standards also directly applicable to covered entities’ business associates. As a result, business associates are now subject to significant civil and criminal penalties for failure to comply with applicable privacy and security rule requirements. Moreover, HITECH creates a new requirement to report certain breaches of unsecured, individually identifiable health information and imposes penalties on entities that fail to do so. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. HIPAA and HITECH will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our customers and strategic partners. If our data practices do not comply with the requirements of HIPAA or HITECH, we may be directly subject to liability under HIPAA or HITECH. Any liability from failure to comply with the requirements of HIPAA or HITECH, to the extent such requirements are deemed to apply to our operations, or contractual obligations, could adversely affect our financial condition. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our results of operations.

Licensed Professional Regulation. The practice of most healthcare professions requires licensing under applicable state law. In addition, the laws in some states prohibit business entities from practicing medicine. Similar state prohibitions may exist with respect to other licensed professions. We do not believe that we engage in the practice of medicine or any other licensed healthcare profession, and we have attempted to structure our websites, tools, partner relationships and other operations to avoid violating these state licensing and professional practice laws. We do not believe that we provide professional medical advice, diagnosis, treatment, or other advice that is tailored in such a way as to implicate state licensing or professional practice laws. We employ and contract with physicians, nutritionists and fitness instructors who provide only medical, nutrition and fitness information to consumers. A state, however, may determine that some portion of our business violates these laws and may seek to have us discontinue those portions or subject us to penalties or licensure requirements. Any determination that we are a healthcare provider and have acted improperly as a healthcare provider may result in liability to us.

Anti-Kickback Laws. There are federal and state laws that govern patient referrals, physician financial relationships and inducements to healthcare providers and patients. The federal healthcare program’s anti-kickback law prohibits any person or entity from offering, paying, soliciting or receiving anything of value, directly or indirectly, for the referral of patients covered by Medicare, Medicaid and other federal healthcare programs. Many states also have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program. In 2002, the Office of the Inspector General of the U.S. Department of Health and Human Services, the federal government agency responsible for interpreting the federal anti-kickback law, issued an advisory opinion that concluded that the sale of advertising and sponsorships to healthcare providers and vendors by web-based information services implicates the federal anti-kickback law. However, the advisory opinion suggests that enforcement action will not result if the fees paid represent fair market value for the advertising or sponsorship arrangements, the fees do not vary based on the volume or value of business generated by the advertising, and the advertising and sponsorship relationships are clearly identified as such to users. We carefully review our practices to ensure that we comply with all applicable laws. However, the laws in this area are broad and we may not be able to determine how the laws will be applied to our business practices. Any determination by a state or federal regulatory agency that any of our practices violate any of these laws could subject us to liability and require us to change or terminate some portions of our business.

Employees

As of June 30, 2013, we had approximately 580 employees. None of our employees is represented by a labor union or is subject to a collective bargaining agreement. We have not experienced an employment-related work stoppage and consider relations with our employees to be good.

Facilities

Our corporate headquarters are currently located in a facility encompassing approximately 72,300 square feet of office space in a building at 345 Hudson Street in New York, NY. The lease consists of (i) a sublease for approximately 36,400 square feet, which extends through October 2013, at which time a direct lease with the building owner commences and extends through October 2023; and (ii) a direct lease with the building owner for additional office space of approximately 35,900 square feet, which extends through October 2023.

We also lease office space in North Adams, Massachusetts, Washington, DC, North Hollywood, California, and Mumbai, India, and utilize a third-party data center hosting facility located in Carlstadt, New Jersey.

We believe that our current facilities are generally in good operating condition and are sufficient to meet our needs for the foreseeable future.

Legal proceedings

We are not currently subject to any material litigation or other legal proceeding.

Management

Executive officers and directors

The following table sets forth the names, ages and positions of our executive officers and directors as of June 30, 2013:

Name	Age	Position(s)

Benjamin Wolin	38	Chief Executive Officer and Director
Michael Keriakos	37	President and Director
Brian Cooper	48	Executive Vice President, Chief Financial Officer
Alan Shapiro	44	Executive Vice President, General Counsel
Paul Slavin	56	Executive Vice President, Chief Operating Officer
Scott Wolf	58	Executive Vice President, Chief Sales Officer
Douglas McCormick	63	Chairman of the Board
D. Jarrett Collins	51	Director
Donn Davis	50	Director
Dana L. Evan	53	Director
David Golden	55	Director
Habib Kairouz	46	Director
Myrtle Potter	54	Director
Sharon Wienbar	51	Director

Benjamin Wolin is our co-founder and has served as our Chief Executive Officer and a member of our board of directors since our inception in January 2002. From September 1999 until December 2001, Mr. Wolin served as Vice President of Production and Technology for Beliefnet, Inc., an online provider of religious and spiritual information. Previously, Mr. Wolin served as Web Producer for Tribune Interactive, Inc., a multimedia corporation, and held several consulting positions with interactive companies. Mr. Wolin serves on the board of directors of a number of privately-held companies. Mr. Wolin received a B.A. in History from Bowdoin College. As a co- founder of our company and our Chief Executive Officer, Mr. Wolin brings expertise and knowledge regarding our business and operations to our board of directors. Mr. Wolin also brings to our board of directors his prior experience in operations and technology in the interactive media industry.

Michael Keriakos is our co-founder and has served as a member of our board of directors since our inception in January 2002. Since October 2006, Mr. Keriakos has served as our President, first overseeing sales, marketing, business development and product and later focusing on strategic planning and corporate development. From January 2002 until October 2006, he served as our Executive Vice President of Sales, Marketing and Business Development. From January 2001 until January 2002, Mr. Keriakos served as the Director of Sponsorships at Beliefnet, Inc. From October 1999 until December 2000, Mr. Keriakos served as Director of Sponsorships at iVillage Inc., a media company focused on female-oriented online and offline content. Mr. Keriakos served as the Director of Business Development and Membership Acquisition for FamilyPoint, Inc., an online meeting center tailored for individual families and friend groups, from May 1999 until October 1999, when it was acquired by iVillage Inc. From January 1999 until May 1999, Mr. Keriakos served as Customer Business Development Manager for The Procter & Gamble Company, a consumer goods manufacturer. Mr. Keriakos received a Bachelor’s degree in Business Administration from Wilfrid Laurier University in Canada. As a co-founder of our company and our President, Mr. Keriakos brings expertise and knowledge regarding our business and operations to our board of directors. Mr. Keriakos also brings to our board of directors his prior experience in online advertising sales and business development.

Brian Cooper has served as our Executive Vice President, Chief Financial Officer since April 2008. From September 2003 until April 2008, Mr. Cooper served as our Senior Vice President, Chief Financial Officer. From June 2000 until August 2003, Mr. Cooper was Chief Financial Officer of AdOne LLC, a joint venture of leading media companies. From April 1999 until June 2000, Mr. Cooper served as an Audit Partner in the Information, Communications and Entertainment practice of KPMG LLP, an independent registered public accounting firm. From September 1996 until April 1999, Mr. Cooper served as a Senior Manager in the Media and Entertainment practice of Ernst & Young LLP, an independent registered public accounting firm. From August 1988 until September 1996, Mr. Cooper served as Vice President of Finance of Interfilm, Inc., a producer and distributer of live action video games. From July 1986 until August 1988, Mr. Cooper served as a member of the Entrepreneurial Services Group of Ernst & Young LLP. Mr. Cooper is a Certified Public Accountant, received a B.S. in Business Administration from American University and graduated from the Executive Development Program at the Wharton School of the University of Pennsylvania.

Alan Shapiro has served as our Executive Vice President, General Counsel since November 2009. From November 2007 until November 2009, Mr. Shapiro served as our Senior Vice President, General Counsel. From September 2002 until October 2007, Mr. Shapiro served as General Counsel of NetRatings, Inc., a global Internet media and market research firm. From April 2000 until July 2002, Mr. Shapiro served as General Counsel of Jupiter Communications, Inc. and its successor company, Jupiter Media Metrix, Inc., a provider of Internet media and market research services. Mr. Shapiro worked as a corporate attorney at Brobeck, Phleger & Harrison LLP from August 1998 until April 2000 and Dechert LLP from March 1997 until August 1998. Mr. Shapiro received a B.A. from Columbia University and a J.D. from the UCLA School of Law.

Paul Slavin has served as our Executive Vice President, Chief Operating Officer since February 2013. From September 2011 until February 2013, Mr. Slavin served as our Senior Vice President, General Manager, Health, Professional and Video News. From October 2007 until July 2011, Mr. Slavin served as Senior Vice President, New Media, at the ABC News unit of The Walt Disney Company, a global media and entertainment company. From May 2004 until September 2007, Mr. Slavin worked at ABC News, the news gathering and broadcasting division of the American Broadcasting Company, a subsidiary of The Walt Disney Company, where he most recently served as Senior Vice President, Worldwide Newsgathering. Mr. Slavin received a B.A. from the University of Chicago.

Scott Wolf has served as our Executive Vice President, Chief Sales Officer since May 2012. From January 2009 until May 2012, Mr. Wolf served as our Executive Vice President, Sales. From June 2005 until December 2008, Mr. Wolf served as our Senior Vice President, Sales. From March 2004 until April 2005, Mr. Wolf served as Senior Vice President of Sales for Muzak Holdings, LLC, a music distributor. From June 2002 until January 2004, Mr. Wolf served as Senior Vice President of Sales for the Music Internet Division of Vivendi SA, an international media conglomerate. From November 1999 until February 2001, Mr. Wolf served as Senior Vice President of Sales and Business Development of NetCreations, Inc., an opt-in e-mail services company. From March 1981 until May 1999, Mr. Wolf served in a variety of positions at CMP Media, Inc., a technology publisher, including most recently as Vice President/Group Publisher of the paid circulation division. Mr. Wolf received a B.A. in Psychology from the University of Pennsylvania and an M.B.A. in Marketing from the New York University Stern School of Business.

Douglas McCormick has served as a member of our board of directors since March 2003 and the chairman of our board of directors since March 2008. Mr. McCormick has served as a Venture Partner at Rho Capital

Partners, Inc., an investment and venture capital management company, since November 2006. From July 2000 until May 2006, Mr. McCormick served as Chief Executive Officer of iVillage Inc. Mr. McCormick also served as chairman of the board of directors or iVillage Inc. from April 2001 until May 2006 and its President from April 2000 until July 2000. From December 1998 until April 2000, Mr. McCormick served as President of McCormick Media, a media consulting firm. From February 1993 until December 1998, Mr. McCormick served as President and Chief Executive Officer of Lifetime Television Networks, a joint venture of The Hearst Corporation and The Walt Disney Company. Previously, he held various other positions at Lifetime Television Networks in the sales, marketing and research departments. Mr. McCormick also serves as the chairman of the board of directors of LIN TV Corp., a publicly-held owner and operator of television stations, and on the board of directors of a number of privately-held companies. Mr. McCormick received a B.A. from the University of Dayton and an M.B.A. from Columbia University. Mr. McCormick brings to our board of directors his extensive experience in operating, managing and advising online and offline media companies. He also has expertise in public company corporate governance.

D. Jarrett Collins has served as a member of our board of directors since February 2006. Mr. Collins is the co-founder and has served as a Managing Director of NeoCarta Ventures, Inc., a venture capital firm, since its inception in November 1999. From September 1995 until October 1999, Mr. Collins founded and served as Director of TTC Ventures, the venture capital subsidiary of The Thomson Corporation. From October 1991 until July 1993, Mr. Collins worked at Mulberry Child Care Centers, a provider of child care services, where he most recently served as Chief Executive Officer. From July 1989 until September 1995, Mr. Collins served as a principal in Copley Venture Partners, a venture capital firm. Mr. Collins received a B.S. in Engineering from Tufts University and an M.B.A. from the University of Southern California. Mr. Collins brings to our board of directors broad experience in advising and managing Internet and technology companies on strategic, operational and financial matters.

Donn Davis has served as a member of our board of directors since October 2009. Mr. Davis has served as Managing Partner of Revolution Growth, a venture capital firm, since September 2011. Mr. Davis co-founded Revolution LLC, a principal investing and business building firm, in January 2005. Mr. Davis served as President of Revolution LLC from January 2006 to December 2008, as its Strategic Advisor from January 2009 to December 2009, and again as President from January 2010 to August 2011. Mr. Davis served as CEO of Exclusive Resorts LLC, a luxury destination club in the hospitality, travel, and real estate industries, from July 2004 to August 2007, and as its Executive Chairman from August 2007 to November 2009. From March 1998 to June 2003, Mr. Davis served as a senior executive in various roles at America Online, Inc., an interactive services company, and its successor company AOL Time Warner, a media company. Mr. Davis worked at Tribune Company, a media company, where he was the founder and President of Tribune Ventures from January 1995 to March 1998. Previously, Mr. Davis served as Senior Counsel at Tribune Company, Chief Counsel to the Chicago Cubs Baseball Team, and a corporate associate at Sidley & Austin LLP. Mr. Davis received a B.S. in Finance from Miami University (Ohio) and a J.D. from the University of Michigan Law School. Mr. Davis brings to our board of directors his extensive experience in leading, operating and advising both Internet and consumer-oriented companies.

Dana L. Evan has served as a member of our board of directors since October 2009. Since July 2007, Ms. Evan has invested in, and served on the boards of directors of, companies in the Internet, technology and media sectors. From May 1996 until July 2007, Ms. Evan served as Chief Financial Officer of VeriSign, Inc., a provider of intelligent infrastructure services for the Internet and telecommunications networks. Previously, Ms. Evan worked as a financial consultant in the capacity of Chief Financial Officer, Vice President of Finance or Corporate Controller over an eight-year period for various public and private companies and partnerships, including VeriSign, Delphi Bioventures, a venture capital firm, and Identix Incorporated, a multi-biometric technology company. Prior to serving as a financial consultant, Ms. Evan worked in a variety of positions at KPMG LLP, most recently serving as a Senior Manager. Ms. Evan also serves on the board of directors of

Proofpoint, Inc., a security-as-a-service vendor that delivers data protection solutions, Fusion-io, Inc., a computer hardware and software systems company, and a number of privately-held companies. During the past five years, Ms. Evan formerly served on the board of directors of Omniture, Inc., a marketing and web analytics company. Ms. Evan is a Certified Public Accountant and received a B.S. in Commerce with a concentration in Accounting and Finance from Santa Clara University. Ms. Evan brings to our board of directors broad expertise in operations, strategy, accounting, financial management and investor relations at both public and privately-held technology and Internet companies.

David Golden has served as a member of our board of directors since February 2009. Mr. Golden has served as Managing Partner of Revolution Ventures, an early-stage venture affiliate of Revolution LLC, since January 2013. From March 2006 until December 2011, Mr. Golden served as Partner, Executive Vice President and Strategic Advisor of Revolution LLC, a private investment company. Mr. Golden also served as Executive Chairman of Code Advisors, a private merchant bank, from its founding in 2010 until December 2012. Previously, Mr. Golden served in various positions over an 18-year period at JPMorgan Chase & Co., a financial services firm, and a predecessor company, Hambrecht & Quist LLC, most recently serving as Vice Chairman and Director of the global investment banking practice for technology, media and telecommunications from January 2001 until February 2006. From November 1984 until December 1987, Mr. Golden worked as a corporate attorney at Davis Polk & Wardwell LLP. Mr. Golden serves on the board of directors of Barnes & Noble, Inc., a book retailer, Blackbaud, Inc., a supplier of software and services specifically designed for nonprofit organizations, and a number of privately-held companies. Mr. Golden also serves as a member of the advisory boards of Granite Ventures, LLC and Partners for Growth, L.P. Mr. Golden received an A.B. from Harvard University and a J.D. from Harvard Law School, where he was an editor of the Harvard Law Review. Mr. Golden brings to our board of directors extensive experience in investment banking, including expertise in advising executives and boards of directors of media and technology companies in the areas of capital raising, mergers and acquisitions, strategy and operations. Mr. Golden also brings to our board of directors his background as a lawyer.

Habib Kairouz has served as a member of our board of directors since March 2003. Mr. Kairouz is a Managing Partner of Rho Capital Partners, Inc., an investment and venture capital management company, where he has worked since 1993. Prior to joining Rho, Mr. Kairouz worked for five years in investment banking and leverage buyouts with Reich & Co. and Jesup & Lamont. Mr. Kairouz also serves on the board of directors of Intralinks Holdings, Inc., a global technology provider, ReachLocal, Inc., a provider of online marketing, and a number of privately-held companies. During the past five years, Mr. Kairouz formerly served on the board of directors of Bluefly, Inc. Mr. Kairouz received a B.S. in Engineering from Cornell University and an M.B.A. in Finance from Columbia University. Mr. Kairouz brings to our board of directors broad expertise in advising and managing Internet and technology companies on strategic, operational and financial matters, including companies in the online advertising field, as well as his experience in investment banking.

Myrtle Potter has served as a member of our board of directors since September 2010. Since July 2007, Ms. Potter has served as Chief Executive Officer and Founder of Myrtle Potter & Company, LLC, a private consulting firm. Since August 2009, Ms. Potter has served as Founder and CEO of Myrtle Potter Media, Inc., a consumer healthcare company. From June 2005 until July 2012, Ms. Potter served as Chief Executive Officer of Chapman Properties, Inc., which was part of a group of real estate sales, financing and development companies owned by Ms. Potter. From May 2000 until September 2005, Ms. Potter worked at Genentech, Inc., a biopharmaceutical company, where she most recently served as President, Commercial Operations. Ms. Potter currently serves on the board of directors of a number of private companies. During the past five years, Ms. Potter formerly served on the board of directors of Amazon.com, Inc., Medco Health Solutions Inc. and Express Scripts Holding Co. Ms. Potter received a B.A. from the University of Chicago. Ms. Potter brings to our board of directors broad expertise in the healthcare industry as a result of serving as a senior executive at global pharmaceutical companies and her experience as a healthcare consultant and advisor specializing in corporate strategy, commercial strategy and product development.

Sharon Wienbar has served as a member of our board of directors since August 2007. Since May 2001, Ms. Wienbar has served first as a Director and later as a Managing Director at Scale Venture Partners, a technology and healthcare venture capital firm. From June 1999 until September 2000, Ms. Wienbar served as Vice President, Marketing at Amplitude Software Corp., a provider of Internet resource scheduling solutions, and then at Critical Path, Inc., a software-as-a-service company that acquired Amplitude. Previously, Ms. Wienbar worked in product marketing at Adobe Systems Incorporated, a software and technology company, and as a strategic consultant at Bain & Company, a consulting firm. Ms. Wienbar serves on the board of directors of a number of privately-held companies, and also serves on Microsoft Inc.’s venture advisory committee. Ms. Wienbar received an A.B. and A.M. in Engineering from Harvard University and an M.B.A. from Stanford University. Ms. Wienbar brings to our board of directors extensive operational experience in the Internet and technology sectors, as well as expertise in advising and managing companies in the Internet, technology and healthcare sectors on strategic, operational and financial matters.

Voting arrangements

Our directors were elected to, and currently serve on, the board of directors pursuant to a voting agreement among us and certain of our stockholders. This voting agreement will terminate immediately prior to the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors.

Structure of the board of directors

Our board of directors currently consists of ten members. Mr. McCormick serves as the chairman.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Our board of directors has determined that, other than Mssrs. Wolin and Keriakos, by virtue of their positions as Chief Executive Officer and President, respectively, and Ms. Potter, by virtue of her consulting agreement described in more detail in the section titled “Certain relationships and related party transactions,” none of our directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the Nasdaq Stock Market. Accordingly, a majority of our directors are independent, as required under applicable Nasdaq rules. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain relationships and related party transactions.”

Our board of directors does not have a policy on whether the role of the chairman and chief executive officer should be separate and, if it is to be separate, whether the chairman should be selected from the non-employee directors or be an employee. However, our board of directors is committed to strong corporate governance practices and values independent board oversight as an essential component of managing corporate performance. Currently, we separate the roles of chief executive officer and chairman in recognition of the differences between the two roles. Separating these positions allows the chief executive officer to focus on our day-to-day business and the strategic direction of our company, while allowing the chairman to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to the position, as well as the commitment required to serve as chairman, particularly as the board of directors’ oversight responsibilities continue to grow. Our board of directors also believes that separating the roles of chief executive officer and chairman ensures a greater role for independent directors in the oversight of our company and in establishing priorities and procedures for the work of our board of directors. Consequently, our board of directors believes that the current board leadership structure is best for our company and our stockholders at this time.

In accordance with the amended and restated certificate of incorporation and the amended and restated bylaws that will become effective upon consummation of the offering, our board of directors will be divided into three classes with staggered three-year terms.  will be the Class I directors and their terms will expire at our first annual meeting of stockholders following the completion of this offering.  will be the Class II directors and their terms will expire at our second annual meeting of stockholders following the completion of this offering.  will be the Class III directors and their terms will expire at our third annual meeting of stockholders following the completion of this offering.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Vacancies on the board of directors can be filled by resolution of the board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Under the certificate of incorporation to be in effect upon the closing of this offering, our directors may be removed only for cause by the affirmative vote of the holders of two-thirds of our outstanding voting stock.

Board committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee of our board of directors. We believe that the composition of these committees will meet the criteria for independence under, and the functioning of these committees comply with the requirements of, the Sarbanes-Oxley Act, the rules of the Nasdaq Stock Market and SEC rules and regulations that will become applicable to us upon consummation of the offering. Upon the completion of this offering, each of these committees will have adopted a written charter that will be available on our corporate website. Each committee has the composition and responsibilities described below.

Audit Committee. The audit committee provides assistance to the board of directors in fulfilling its oversight responsibilities regarding the integrity of financial statements, our compliance with applicable legal and regulatory requirements, the integrity of our financial reporting processes including our systems of internal accounting and financial controls, the performance of our internal audit function and independent registered public accounting firm and our financial policy matters. The committee determines and pre-approves the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services. The committee also reviews and discusses with management and our registered independent public accounting firm the results of the annual audit and their reports regarding our accounting practices and systems of internal accounting controls, including significant issues that arise regarding accounting principles and financial statement presentation. The audit committee also evaluates the performance of our independent registered public accounting firm, determines whether to retain or terminate their services and takes those actions as it deems necessary to satisfy itself that such accountants are independent of management. The committee is also responsible for establishing procedures for the receipt, retention and treatment of any complaints we receive regarding accounting, internal control or auditing matters.

The members of our audit committee are  ,  and  , with  serving as the chairperson of the committee. We believe that each member of the audit committee is an independent director, as defined under the listing standards of the Nasdaq Stock Market and Rule 10A-3 of the Exchange Act, and meets Nasdaq’s requirements for financial literacy. Our board of directors has determined that  qualifies as an audit committee financial expert, as defined under applicable SEC rules. Effective upon consummation of the offering, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Stock Market.

Compensation Committee. The compensation committee oversees our overall compensation structure, policies and programs, and assesses whether our compensation structure establishes appropriate incentives for officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and sets the compensation of these officers based on such evaluations. In addition, the compensation committee reviews and recommends to the board of directors any employment-related agreements, any proposed severance arrangements or change of control or similar agreements with these officers. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members and the adequacy of the charter of the compensation committee. The compensation committee will also prepare a report on executive compensation, as required by the SEC rules, to be included in our annual report and annual proxy statement.

The members of our compensation committee are  ,  and  , with  serving as the chairperson of the committee. We believe that each member of the compensation committee is an independent director under applicable Nasdaq listing standards, is a non-employee director as defined in Rule 16b-3 under the Exchange Act and is an outside director as that term is defined in Section 162(m) of the Code. Effective upon the consummation of the offering, the compensation committee will operate under a written charter that satisfies applicable Nasdaq listing standards.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for developing and recommending to the board of directors criteria for identifying and evaluating candidates for directorships and making recommendations to the board of directors regarding candidates for election or reelection to the board of directors at each annual stockholders’ meeting. Our nominating and corporate governance committee, in recommending candidates for election to our board of directors, and our board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including: diversity of personal background, perspective and experience; personal and professional integrity; experience in corporate management, operations or finance; experience in our industry; and experience as a board member of another publicly-held company. Our board of directors evaluates each individual in the context of our board of directors as a whole, with the objective of assembling a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board of directors concerning corporate governance matters. The nominating and corporate governance committee will be also responsible for making recommendations to the board of directors concerning the structure, composition and function of the board of directors and its committees.

The members of our nominating and corporate governance committee are  ,  and  , with  serving as chairperson of the committee. We believe that each member of the nominating and corporate governance committee is an independent director under applicable Nasdaq listing standards. Effective upon the consummation of the offering, the nominating and corporate governance committee will operate under a written charter that satisfies the applicable standards of the Nasdaq Stock Market.

Corporate governance

We expect that our board of directors will fully implement our corporate governance initiatives at or prior to the closing of this offering. We believe these initiatives will comply with the Sarbanes-Oxley Act and the rules and regulations of the SEC adopted thereunder. In addition, our corporate governance initiatives are intended to comply with the applicable listing standards of the Nasdaq Stock Market. After this offering, our board of directors will continue to evaluate the adequacy and appropriateness of our corporate governance principles and policies.

We will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.EverydayHealth.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Compensation of directors

Historically, we have not paid cash compensation to any director for his or her service as a director. We reimburse our directors for reasonable out-of-pocket and travel expenses in connection with attendance at board and committee meetings. For a description of our compensation arrangements with Messrs. Wolin and Keriakos as well as the 2013 Equity Incentive Plan, see “Executive compensation.”

The following table sets forth the compensation amounts paid to each non-employee director for their service in the year ended December 31, 2012. Our directors who are also employees did not receive separate compensation for their service on our board of directors.

Name	Option awards ($)(1)	All other compensation ($)		Total compensation ($)

Douglas McCormick(2)	104,050	—		104,050
D. Jarrett Collins	—	—		—
Donn Davis	—	—		—
Dana L. Evan(2)	72,835	—		72,835
David Golden	—	—		—
Habib Kairouz	—	—		—
Myrtle Potter(2)	72,835	554,000	(3)	626,835
Sharon Wienbar	—	—		—

(1)

This amount represents the grant date fair value of stock options awarded to certain non-employee directors during 2012, computed in accordance with FASB ASC 718, and does not reflect amounts paid to or realized by such directors. Assumptions used in the calculation of these amounts are included in the notes to our consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These options had an exercise price per share of $4.23 and vest as to 50% of the shares subject to the option on the first anniversary of the grant and vest as to the remaining 50% of the shares subject to the option on the second anniversary of the grant. There can be no assurance that these options will be exercised (in which case no value will be realized by the director) or that the value on exercise will approximate the fair value of the grants as reflected in the table above.

(2)	The table below sets forth the aggregate number of outstanding option awards held by our non-employee directors as of December 31, 2012.

Name	Option awards

Douglas McCormick	369,582
Dana L. Evan	190,500
Myrtle Potter	160,000

(3)	Reflects payments to Myrtle Potter & Company, LLC, which is 100% owned by Ms. Potter, for consulting services. This arrangement is described in further detail in “Certain relationships and related party transactions.”

Mr. McCormick, Ms. Evan and Ms. Potter were granted options to purchase 50,000, 35,000 and 35,000 shares of our common stock, respectively, in May 2013. These options had an exercise price per share of $5.91 and vest as to 50% of the shares subject to the option on the first anniversary of the grant and vest as to the remaining 50% of the shares subject to the option on the second anniversary of the grant. Upon a change in control, all outstanding unvested equity awards then held by each of the foregoing directors will accelerate and vest.

Upon the closing of this offering, we intend to implement a director compensation plan to provide non-employee directors with appropriate cash and equity compensation for service on the board of directors and committees of the board of directors. The amount of this compensation has not been determined, but we anticipate that it will be consistent with amounts paid by comparable public companies.

Compensation committee interlocks and insider participation

Upon completion of this offering, our compensation committee will consist of  ,  and  . Benjamin Wolin, our Chief Executive Officer, currently serves as a member of our compensation committee and served on the compensation committee during the last year. However, Mr. Wolin will resign from the compensation committee prior to the completion of this offering. Other than Mr. Wolin, none of the members of our compensation committee is an executive officer of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive compensation

The discussion below includes information regarding compensation earned with respect to the year ended December 31, 2012 by our named executive officers. As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for our principal executive officer and the next two most highly compensated executive officers. Throughout this prospectus, the below individuals are referred to as our “named executive officers”:

•	Benjamin Wolin, our Chief Executive Officer;

•	Michael Keriakos, our President; and

•	Scott Wolf, our Executive Vice President, Chief Sales Officer.

The following table sets forth information regarding the compensation awarded to or earned by the executive officers listed below during the year ended December 31, 2012.

2012 summary compensation table

Name and principal position	Salary	Bonus(1)	Option awards(2)	Non-equity incentive plan compensation(3)	Total

Benjamin Wolin	$375,000	$—	$416,200	$195,000	$986,200
Chief Executive Officer
Michael Keriakos	375,000	—	416,200	195,000	986,200
President
Scott Wolf	325,000	318,585	208,100	—	851,685
Executive Vice President, Chief Sales Officer

(1)	The 2012 bonus for Mr. Wolf reflects commission payments related to amounts earned for sales activity in 2012.

(2)

Amounts reported in this column do not reflect the amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted to the named executive officers during the fiscal year ended December 31, 2012, as computed in accordance with FASB ASC 718. Assumptions used in the calculation of these amounts are included in the notes to our consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.

(3)	The amounts included in the “Non-equity incentive plan compensation” column reflect amounts paid on a discretionary basis pursuant to our cash incentive compensation program for 2012.

Outstanding equity awards as of December 31, 2012

The following table sets forth information regarding outstanding stock options held by our named executive officers as of December 31, 2012.

Name	Grant date	Number of securities underlying unexercised options exercisable		Number of securities underlying unexercised options unexercisable(1)	Option exercise price	Option expiration date

Benjamin Wolin	4/1/2007	195,136	(2)	—	$3.84	4/1/2017
	4/11/2008	200,000	(2)	—	6.18	4/11/2018
	6/15/2009	93,750		6,250	3.33	6/15/2019
	6/15/2009	93,750		6,250	8.00	6/15/2019
	10/13/2010	133,385		112,865	5.12	10/13/2020
	3/27/2012	—		200,000	4.23	3/27/2022

Michael Keriakos	4/1/2007	195,136	(2)	—	3.84	4/1/2017
	4/11/2008	200,000	(2)	—	6.18	4/11/2018
	6/15/2009	93,750		6,250	3.33	6/15/2019
	6/15/2009	93,750		6,250	8.00	6/15/2019
	10/13/2010	133,385		112,865	5.12	10/13/2020
	3/27/2012	—		200,000	4.23	3/27/2022

Scott Wolf	6/6/2005	37,000	(2)	—	1.50	6/6/2015
	7/1/2006	25,000	(2)	—	1.50	7/1/2016
	1/1/2007	25,000	(2)	—	3.84	1/1/2017
	6/7/2007	50,000	(2)	—	3.84	6/7/2017
	12/31/2007	50,000	(2)	—	6.18	12/31/2017
	4/11/2008	50,000	(2)	—	6.18	4/11/2018
	6/15/2009	70,312		4,688	3.33	6/15/2019
	10/13/2010	24,375		20,625	5.12	10/13/2020
	3/27/2012	—		100,000	4.23	3/27/2022

(1)

The stock options vest over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the date of the grant, and the remainder of the shares underlying the option vest in equal monthly installments over the 36 months thereafter.

(2)	These stock options were fully vested as of December 31, 2012.

Executive employment arrangements and potential payments upon termination or change in control

The terms and conditions of employment for our named executive officers are set forth below.

Benjamin Wolin

We entered into an employment agreement with Benjamin Wolin, our Chief Executive Officer, dated November 22, 2010, which sets forth the terms and conditions of his employment. Pursuant to the employment agreement, Mr. Wolin has an annual base salary of $375,000 and is eligible for an annual bonus with a target of 100% of his then-current base salary based on the achievement of certain corporate performance objectives as determined by our compensation committee. Mr. Wolin is also eligible for reimbursement for reasonable business expenses in accordance with our standard expense reimbursement policy.

Mr. Wolin’s employment is at will and may be terminated at any time, with or without cause. However, in the event that Mr. Wolin is terminated without cause or resigns for good reason, he will receive (i) 12 months of his then-current base salary; (ii) his then-current target bonus; (iii) credit for an additional one year of service for purposes of vesting any outstanding equity awards; and (iv) reimbursement of COBRA premiums for him and his eligible dependents, if any, for a period equal to the lesser of (y) the duration in which he is enrolled in such COBRA coverage and (z) 12 months. Upon a change in control, all outstanding unvested equity awards then held by Mr. Wolin will accelerate and vest (unless otherwise set forth in the stock option agreement accompanying an option grant).

As a condition to his employment, Mr. Wolin has also agreed not to disclose any of our confidential or proprietary information or trade secrets during or after his employment with us, engage in a competing line of business, interfere with the business relationships maintained by us, and solicit our employees. The non-competition and non-solicitation provisions remain in effect for a period of one year following the later of (a) his date of termination and (b) the date of a final judgment by a court of competent jurisdiction enforcing such covenant.

Michael Keriakos

We entered into an employment agreement with Michael Keriakos, our President, dated November 22, 2010, which sets forth the terms and conditions of his employment. Pursuant to the employment agreement, Mr. Keriakos has an annual base salary of $375,000 and is eligible for an annual bonus with a target of 100% of his then- current base salary based on the achievement of certain corporate performance objectives as determined by our compensation committee. Mr. Keriakos is also eligible for reimbursement for reasonable business expenses in accordance with our standard expense reimbursement policy.

Mr. Keriakos’ employment is at will and may be terminated at any time, with or without cause. However, in the event that Mr. Keriakos is terminated without cause or resigns for good reason, he will receive (i) 12 months of his then-current base salary; (ii) his then-current target bonus; (iii) credit for an additional one year of service for purposes of vesting any outstanding equity awards; and (iv) reimbursement of COBRA premiums for him and his eligible dependents, if any, for a period equal to the lesser of (y) the duration in which he is enrolled in such COBRA coverage and (z) 12 months. Upon a change in control, all outstanding unvested equity awards then held by Mr. Keriakos will accelerate and vest (unless otherwise set forth in the stock option agreement accompanying an option grant).

As a condition to his employment, Mr. Keriakos has also agreed not to disclose any of our confidential or proprietary information or trade secrets during or after his employment with us, engage in a competing line of business, interfere with the business relationships maintained by us, and solicit our employees. The non-competition and non-solicitation provisions remain in effect for a period of one year following the later of (a) his date of termination and (b) the date of a final judgment by a court of competent jurisdiction enforcing such covenant.

Scott Wolf

We entered into an offer letter with Scott Wolf, our Executive Vice President, Chief Sales Officer, dated May 9, 2005, which set forth the initial terms and conditions of his employment. Pursuant to the offer letter, Mr. Wolf initially had an annual base salary of $225,000. Mr. Wolf’s current annual base salary is $350,000. Mr. Wolf is eligible to receive cash bonuses in the form of commission payments based upon our advertising and sponsorship revenues. Mr. Wolf is also eligible for reimbursement for reasonable business expenses in accordance with our standard expense reimbursement policy.

Mr. Wolf’s employment is at will and may be terminated at any time, with or without cause. However, in the event that Mr. Wolf is terminated without cause, he will receive nine months of his then-current base salary. Upon a change in control, all outstanding unvested equity awards then held by Mr. Wolf will accelerate and vest (unless otherwise set forth in the stock option agreement accompanying an option grant). As a condition of his employment, Mr. Wolf was required to execute our standard assignment of inventions, confidentiality, non-competition and non-solicitation agreement.

Option exercises

None of our named executive officers exercised any options in 2012.

Pension benefits

We do not maintain any defined benefit pension plans.

Nonqualified deferred compensation

We do not maintain any nonqualified deferred compensation plans.

Equity incentive plans

2013 Equity Incentive Plan

Our board of directors adopted, and our stockholders subsequently approved, our 2013 Equity Incentive Plan in 2013. The 2013 Equity Incentive Plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2013 Equity Incentive Plan will terminate on  , 2023, unless sooner terminated by our board of directors. Our board of directors may amend or suspend the 2013 Equity Incentive Plan at any time, although no such action may impair the rights under any then-outstanding award without the holder’s consent. We will obtain stockholder approval for any amendments to the 2013 Equity Incentive Plan as required by law.

Types of Awards. The 2013 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of equity compensation, or collectively, stock awards. Additionally, the 2013 Equity Incentive Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, non-employee directors, and consultants.

Share Reserve. The aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2013 Equity Incentive Plan is  shares. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2013 Equity Incentive Plan is  shares.

Section 162(m) Limits. No person may be granted awards covering more than one million shares of our common stock under the 2013 Equity Incentive Plan during any calendar year pursuant to an appreciation-only stock award. An appreciation-only stock award is a stock award whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of our common stock on the date of grant. A stock option with an exercise price equal to the value of the stock on the date of grant is an example of an appreciation-only award. Additionally, no person may be granted in a calendar year a performance stock award covering more than one million shares or a performance cash award having a maximum value in excess of $5 million. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Reversion of Shares. If a stock award granted under the 2013 Equity Incentive Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award will again become available for subsequent issuance under the 2013 Equity Incentive Plan. In addition, the following types of shares under the 2013 Equity Incentive Plan will become available for the grant of new stock awards under the 2013 Equity Incentive Plan:

•	shares that are forfeited to or repurchased by us prior to becoming fully vested;

•	shares withheld to satisfy income and employment withholding taxes; and

•	shares tendered to us to pay the exercise price of an option.

Shares issued under the 2013 Equity Incentive Plan may be previously unissued shares or reacquired shares bought on the open market. No awards have been granted and no shares of our common stock have been issued under the 2013 Equity Incentive Plan.

Administration. Our board of directors may delegate its authority to administer the 2013 Equity Incentive Plan to our compensation committee. Subject to the terms of the 2013 Equity Incentive Plan, our board of directors or the compensation committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration to be paid for restricted stock awards, and the strike price of stock appreciation rights.

The plan administrator has the authority, with the consent of any adversely affected participant, to:

•	reduce the exercise price of any outstanding option or the strike price of any outstanding stock appreciation right;

•	cancel any outstanding option or stock appreciation right and to grant in exchange one or more of the following:

•	a new option or stock appreciation right covering the same or a different number of shares of common stock,

•	a new stock award,

•	cash, and/or

•	other valuable consideration; or

•	engage in any action that is treated as a repricing under U.S. GAAP.

Stock Options. Incentive and nonstatutory stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2013 Equity Incentive Plan, provided that the exercise price of an incentive stock option and nonstatutory stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2013 Equity Incentive Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2013 Equity Incentive Plan, up to a maximum of ten years. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than a termination for cause or a termination because of disability or death, the optionee may exercise the vested portion of any options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death or an optionee dies within a specified period following cessation of service, the optionee or a beneficiary may exercise the vested portion of any options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination of an optionee’s service for cause, the option will terminate upon the occurrence of the event giving rise to the termination for cause and the optionee may not exercise the option following such termination. The option term may be further extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws, or the sale of any common stock received upon exercise of the option would violate our insider trading policy. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash or check, a broker-assisted cashless exercise, the tender of common stock previously owned by the optionee, a net exercise of the option if it is a nonstatutory stock option, and other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.

Tax Limitations on Incentive Stock Options. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for cash or check, past or future services rendered to us or our affiliates, or any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted Stock Unit Awards. A restricted stock unit is a promise by us to issue shares of our common stock, or to pay cash equal to the value of shares of our common stock, equivalent to the number of units covered by the award at the time of vesting of the units or thereafter. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect to shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. A stock appreciation right entitles the participant to a payment equal in value to the appreciation in the value of the underlying shares of our common stock for a predetermined number of shares over a specified period. Stock appreciation rights are granted pursuant to stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2013 Equity Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2013 Equity Incentive Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us, or any of our affiliates, ceases for any reason other than a termination for cause or a termination because of disability or death, the participant may exercise the vested portion of any stock appreciation right for a period of three months following the cessation of service. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death or the participant dies within a specified period following cessation of service, the participant or a beneficiary may exercise the vested portion of any stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination of participant’s service for cause, the stock appreciation right will terminate upon the occurrence of the event giving rise to the termination for cause and the participant may not exercise the stock appreciation right following such termination. The term of the stock appreciation right may be further extended in the event that exercise of the stock appreciation right following termination of service is prohibited by applicable securities laws, or the sale of any common stock received upon exercise of the stock appreciation right would violate our insider trading policy. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2013 Equity Incentive Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period.

The criteria that the compensation committee may select to establish the performance goals include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) total stockholder return; (5) return on equity or average stockholder’s equity; (6) return on assets, investment or capital employed; (7) stock price; (8) margin (including gross margin); (9) income (before or after taxes); (10) operating income; (11) operating income after taxes; (12) pre-tax profit; (13) operating cash flow; (14) sales or revenue targets; (15) increases in revenue or product revenue; (16) expenses and cost reduction goals; (17) improvement in or attainment of working capital levels; (18) economic value added (or an equivalent metric); (19) market share; (20) cash flow; (21) cash flow per share; (22) share price performance; (23) debt reduction; (24) implementation or completion of projects or processes; (25) customer satisfaction; (26) stockholders’ equity; (27) capital expenditures; (28) debt levels; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; and (32) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors or our compensation committee.

The compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, the compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated goals; (3) to exclude the effects of changes to U.S. GAAP; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under U.S. GAAP; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by our company achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation expense and/or the award of bonuses under our bonus plans; and (10) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Adjustment Provisions. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, the plan administrator will make appropriate adjustments to the class and maximum number of shares of our common stock subject to the 2013 Equity Incentive Plan, the class and maximum number of shares of our common stock that may be issued upon the exercise of incentive stock options, the class and maximum number of shares of our common stock subject to stock awards that can be granted in a calendar year (as established under the 2013 Equity Incentive Plan pursuant to Section 162(m) of the Code), and the class, number of shares and price per share of common stock subject to outstanding stock awards.

Corporate Transactions. In the event of certain specified significant corporate transactions, the plan administrator may take any one or more of the following actions as to outstanding awards, or as to a portion of any outstanding award under the 2013 Equity Incentive Plan:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase rights held by us with respect to the stock award;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our plan administrator may deem appropriate; or

•

make a payment equal to the excess, if any, of the value of the property the participant would have received upon exercise of the stock award over the exercise price otherwise payable by the participant in connection with the exercise.

Changes in Control. The plan administrator may provide, in an individual award agreement, that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a certain specified change in control. However, in the absence of such a provision, no such acceleration of the stock award will occur.

2003 Stock Option Plan

Our board of directors adopted, and our stockholders subsequently approved, the Everyday Health 2003 Stock Option Plan, or the 2003 Stock Option Plan, in April 2003. In March 2013, our board of directors and our stockholders approved an amendment to our 2003 Stock Option Plan that, among other things, extended and renewed the 2003 Stock Option Plan for an additional ten-year term as of April 1, 2013. An aggregate of 9,850,000 shares of common stock may be issued pursuant to awards granted under the 2003 Stock Option Plan, as amended. Upon effectiveness of the 2013 Equity Incentive Plan, we will not issue any further awards under the 2003 Stock Option Plan.

The 2003 Stock Option Plan provides for the grant to our officers, directors, employees, consultants and advisors of incentive and nonqualified stock options to purchase our common stock. As of March 31, 2013, options to purchase 7,557,451 shares of common stock were outstanding under the 2003 Stock Option Plan with a weighted- average exercise price per share of $4.81, and 986,717 shares remained available for future issuance pursuant to options to be granted under the 2003 Stock Option Plan.

The 2003 Stock Option Plan may be administered either by our board of directors or a committee thereof that has been specifically designated by our board of directors to administer the 2003 Stock Option Plan. The 2003 Stock Option Plan is administered by our compensation committee.

Options granted under the 2003 Stock Option Plan are evidenced by stock option agreements, containing such provisions as our board of directors deems advisable. All options granted under the 2003 Stock Option Plan expire not more than ten years after the date of the grant and have an exercise price that is determined by our board of directors. Options under the 2003 Stock Option Plan typically vest over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the date of the grant, and the remainder of the shares underlying the option vest in equal monthly installments over the 36 months thereafter.

Options granted under the 2003 Stock Option Plan may not be assigned or transferred other than by will or the laws of descent or distribution. Unless otherwise provided in an optionee’s stock option agreement, in the case of an optionee who is our employee on the date of grant of the options: (i) options granted under the 2003 Stock Option Plan will terminate immediately upon an optionee’s termination of employment for cause; (ii) in the event of an optionee’s termination of employment by reason of death or disability, the unvested portion of the option will terminate immediately and the vested portion of the option will terminate one year following such termination of employment (but will not continue to vest during such one-year period); and (iii) in the event of an optionee’s termination of employment for any other reason, the unvested portion of the option will terminate immediately and the vested portion of the option will terminate three months after such termination of employment.

If we are sold, or if the division, subsidiary or affiliate for which an optionee performs services is sold, our board of directors may take any one or more of the following actions with respect to outstanding stock options:

•	provide for the assumption, or substitution of a substantially equivalent stock option, by the acquiring or succeeding entity;

•	provide, after the provision of notice to the optionee, that the option shall terminate upon the consummation of the transaction unless exercised before that time;

•

if our stockholders are receiving a payment for their surrender of our stock is connection with the transaction, provide for a cash payment to the optionee (with respect to any then exercisable portion of the option) equal to the difference between the per share sales price received by our stockholders for their common stock in the transaction and the exercise price of the option; or

•	provide for other equitable adjustments as determined by our board of directors.

Our board of directors may amend or terminate the 2003 Stock Option Plan at any time, subject to certain restrictions. However, no such amendment may materially adversely affect the rights of a participant in any option previously granted without the optionee’s written consent.

2013 Employee Stock Purchase Plan

Our board of directors approved the 2013 Employee Stock Purchase Plan, or ESPP, in 2013. Subject to stockholder approval, the ESPP will become effective immediately upon the signing of the underwriting agreement for this offering.

Share Reserve. The ESPP initially authorizes the issuance of   shares of our common stock pursuant to purchase rights to be granted to our employees or to employees of any of our designated affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of the date hereof, no rights have been granted and no shares of our common stock have been purchased under our ESPP.

Administration. Our board of directors, or a duly authorized committee thereof, has the authority to administer the ESPP. Our board of directors may delegate concurrent authority to administer the ESPP to our compensation committee.

Purchase Rights. The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Purchase rights are generally not transferable. Under the ESPP, we may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. An offering may be terminated early under certain circumstances such as a material change in control of our company.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings toward the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for participating employees at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering, or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year, or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock, based on the fair market value per share of our common stock at the beginning of an offering, for each calendar year in which such purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if, immediately after such rights are granted, such employee owns our stock possessing five percent or more of the total combined voting power or value of all classes of our outstanding capital stock.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (a) the class and maximum number of shares reserved under the ESPP, (b) the class, number of shares and purchase price of all outstanding purchase rights, and (c) any limits on the class and number of shares that may be purchased in an offering or purchase period (if applicable).

Corporate Transactions. In the event of certain significant corporate transactions, such as an acquisition of our company that results in a material change in the ownership of our company, any then outstanding purchase rights under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company, provided that the rights of any participant under any such assumption, continuation or substitution will not be impaired. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

Plan Amendments. Our board of directors has the authority to amend, suspend or terminate the ESPP, provided any such action will not be taken without the consent of an adversely affected participant. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law.

401(k) Plan

We maintain the Everyday Health Savings and Retirement Plan 401(k), or the 401(k) Plan, a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. We currently make matching contributions in an amount equal to 50% of the first 6% contributed by a participant. Pre-tax and matching contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. Contributions that we make are subject to a vesting schedule; employees are immediately and fully vested in their contributions. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan and all contributions are deductible by us when made.

Rule 10b5-1 sales plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Certain relationships and related party transactions

Since January 1, 2010, we have engaged in the following transactions, other than compensation arrangements, in excess of $120,000 with our directors, executive officers and holders of more than 5% of our voting securities, and certain affiliates of our directors, executive officers and 5% stockholders.

Sales of redeemable convertible preferred stock

The following table summarizes our sales of redeemable convertible preferred stock to our officers, directors and security holders who beneficially own more than 5% of any class of our voting securities since January 1, 2010. The purchase price, in each case, was the fair market value as determined by arms-length negotiations between sophisticated investors and our management and board of directors, based on factors such as our stage of development and valuations of similarly situated private companies.

Name	Type of redeemable convertible preferred stock	Number of preferred shares	Aggregate purchase price	Date of purchase

5% Stockholders
Rho Ventures VI, L.P. (1)	Series G	416,666	$3,749,994	11/10/2010
	Series G	444,444	3,999,996	05/24/2011
Scale Venture Partners II, L.P.(2)	Series G	138,889	1,250,001	11/10/2010
	Series G	111,111	999,999	05/24/2011

(1)

Habib Kairouz, a member of our board of directors, is a managing member of Rho Capital Partners LLC, the ultimate general partner of Rho Ventures VI, L.P. Douglas McCormick, a member of our board of directors, is a venture partner at Rho Capital Partners, Inc., the management company for Rho Ventures VI, L.P.

(2)	Sharon Wienbar, a member of our board of directors, is affiliated with Scale Venture Management II, LLC, the ultimate general partner of Scale Venture Partners II, LP.

Shares sold by insiders

In May 2011, we were a party to a stock purchase agreement pursuant to which Rho Ventures VI, L.P. purchased shares of our capital stock from certain of our stockholders, including Benjamin Wolin and Michael Keriakos, each of whom is one of our directors and executive officers. The sales were at a price per share equal to $8.00 for our common stock and $8.00 for our redeemable convertible preferred stock, with Mr. Wolin selling 150,000 shares of common stock for an aggregate purchase price of $1.2 million and Mr. Keriakos selling 150,000 shares of common stock for an aggregate purchase price of $1.2 million. Our participation in these transactions was limited to the approval by the disinterested members of our board of directors of these third-party transfers, the waiver of our right of first refusal with respect to the shares being sold, as well as performing various administrative functions associated with these transfers.

In July 2011, we were a party to a stock purchase agreement pursuant to which Rho Ventures VI, L.P. purchased shares of our common stock from certain of our stockholders, including Brian Cooper and Scott Wolf, each of whom is one of our executive officers. The sales were at a price per share equal to $8.00 for our common stock, with Mr. Cooper selling 87,500 shares for an aggregate purchase price of $700,000 and Mr. Wolf selling 63,000 shares for an aggregate purchase price of $504,000. Our participation in these transactions was limited to the approval by the disinterested members of our board of directors of these third-party transfers, the waiver of our right of first refusal with respect to the shares being sold, as well as performing various administrative functions associated with these transfers.

Agreement with our stockholders

We have entered into a sixth amended and restated stockholder rights agreement, or stockholder agreement, with certain of the holders of our common stock and redeemable convertible preferred stock, including Benjamin Wolin and Michael Keriakos, each of whom are named executive officers, Douglas McCormick, a member of our board of directors, and each of the 5% stockholders identified under the “Principal and selling stockholders” section of this prospectus. The stockholder agreement provides for, among other things, information and inspection rights as well as the right of first offer with respect to future sales of our equity securities by us. The right of first offer provision of the stockholder agreement does not apply to, and will terminate immediately prior to the closing of this offering. The stockholder agreement also provides that holders of our redeemable convertible preferred stock and certain holders of our common stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See the “Description of capital stock—Registration rights” section of this prospectus for a further discussion of these registration rights.

Indemnification agreements

In connection with this offering, we will enter into indemnification agreements with each of our directors and executive officers. These agreements will provide that we will indemnify each of our directors and executive officers against any and all expenses incurred by that director or executive officer because of his or her status as one of our directors or executive officers to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, except in a proceeding initiated by such director or executive officer without board of director approval. In addition, the agreement will generally provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors and executive officers in connection with a legal proceeding.

Agreement with Myrtle Potter & Company, LLC

In May 2011, we entered into an eight month agreement with Myrtle Potter & Company, LLC, or MP&C, to provide certain pharmaceutical advisory and sales-related consulting services. The agreement was amended in February 2012 to extend the term of the engagement through December 31, 2012. In September 2012, we entered into agreements with MP&C to provide certain (i) sales development and training consulting services over a one-year period and (ii) international sales-related consulting services over a six to 12 month period. Myrtle Potter, one of our directors, owns 100% of MP&C.

In connection with these agreements, we incurred a total of approximately $247,000 and $554,000 in fees with MP&C for 2011 and 2012, respectively. For the first half of 2013, we incurred approximately $142,000 in fees with MP&C and we expect to incur additional fees with MP&C in the second half of 2013.

Agreement with Code Advisors

In June 2012, we entered into an engagement agreement with Code Advisors to assist with certain financing initiatives. The agreement was amended in August 2012 to revise the scope of the agreement. The agreement and the amendment were the result of arm’s length negotiations. One of our directors, David Golden, served as the executive chairman of Code Advisors until December 31, 2012 and owns a minority equity position in the holding company that owns Code Advisors.

In connection with the agreement, we paid approximately $630,000 in fees to Code Advisors for 2012.

Policies and procedures for related party transactions

Our board of directors intends to adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness or employment by us of a related person.

Principal and selling stockholders

The following table sets forth information as of June 30, 2013 about the number of shares of common stock and the percentage of common stock beneficially owned before and after the completion of this offering by:

•	each of our directors and each of our named executive officers;

•	each of the selling stockholders;

•	each person who is a beneficial owner of more than 5% of any class or series of our capital stock; and

•	all of our directors and executive officers as a group.

Ownership information is based upon information furnished by the respective individuals or entities, as the case may be.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 34,841,517 shares of common stock outstanding on June 30, 2013 after giving effect to the automatic preferred stock conversion and the automatic warrant exercise, and assuming no exercise of the underwriters’ option to purchase additional shares. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we have deemed outstanding shares of common stock to be subject to options held by that person that are currently exercisable or exercisable within 60 days after June 30, 2013. We have not deemed these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares of common stock beneficially owned before this offering		Number of shares being offered	Shares of common stock beneficially owned after this offering
Name and address of beneficial owners and selling stockholders(1)	Number of shares	Percentage of class		Number of shares	Percentage of class

Five percent stockholders:
WF Holding Company, LLC(2)	8,930,966	25.6%
1717 Rhode Island, Ave., NW, Suite 1000
Washington, DC 20036
Entities affiliated with Rho Ventures(3)	8,920,437	25.6
c/o Rho Capital Partners, Inc.
152 West 57th Street, 23rd Floor
New York, NY 10019
Scale Venture Partners II, LP(4)	2,523,235	7.2
950 Tower Lane, Suite 700
Foster City, CA 94404
Entities affiliated with Foundation Capital(5)	1,842,117	5.3
250 Middlefield Rd.
Menlo Park, CA 94025
Entities affiliated with NeoCarta Ventures(6)	1,808,534	5.2
396 Washington Street, Suite 278
Wellesley Hills, MA 02481
Directors and executive officers
Benjamin Wolin(7)(8)	1,722,080	4.8
Michael Keriakos(7)(9)	1,701,892	4.8
Scott Wolf(10)	379,291	1.1
D. Jarrett Collins(6)	1,808,534	5.2
Donn Davis(2)	—	*
Dana L. Evan(11)	173,000	*
David Golden(2)	—	*
Habib Kairouz(3)	8,920,437	25.6
Douglas McCormick(12)	512,120	1.5
Myrtle Potter(13)	142,500	*
Sharon Wienbar	—	*
All current directors and executive officers as a group (14 persons)	16,170,355	42.1%
Other selling stockholders

*	Indicates ownership of less than 1%.

(1)

Unless otherwise indicated, the address for each beneficial owner is c/o Everyday Health, Inc., 345 Hudson Street, 16th Floor, New York, NY 10014. Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)

David Golden and Donn Davis, members of our board of directors, are two of eleven members of the board of directors of WF Holding Company, LLC. No single member of the board of directors of WF Holding Company, LLC has sole voting or investment power over the shares of our common stock held by WF Holding Company, LLC. Revolution WF Holdings LLC holds a controlling interest in WF Holding Company, LLC. Revolution WF Holdings LLC is indirectly controlled by Stephen M. Case.

(3)

Includes 969,810 shares held by Rho Ventures II Holdings LLC (“RV II Holdings”), 1,308,388 shares held by Rho Ventures III Holdings LLC (“RV III Holdings”), 1,472,066 shares held by Rho Venture Partners Holdings LLC (“RVP Holdings”), 1,472,065 shares held by Rho Investment Partners Holdings LLC (“RIP Holdings”) and 3,433,070 shares held by Rho Ventures VI, L.P. (“RV VI”, and together with RV II Holdings, RV III Holdings, RVP Holdings and RIP Holdings, the “Rho Funds”). Also includes 47,313 shares held by RV II Holdings, 41,588 shares held by RV III Holdings, 88,068 shares held by RVP Holdings and 88,069 shares held by RIP Holdings which are transferable to Benjamin Wolin and Michael Keriakos upon exercise of a performance warrant agreement to them. The general partner of RV VI is RMV VI, L.L.C., a Delaware limited liability company, and the managing member of RMV VI, L.L.C. is Rho Capital Partners LLC, a Delaware limited liability company (“RCP LLC”). In addition, RCP LLC is the managing member of RV II Holdings, RV III Holdings, RVP Holdings and RIP Holdings. Each of Habib Kairouz (a member of our board of directors), Mark Leschly and Joshua Ruch is a managing member of RCP LLC, and in their capacity as such may be deemed to exercise voting and investment power over the shares held by the Rho Funds. Douglas McCormick, a member of our board of directors, is a venture partner at Rho Capital Partners, Inc., the management company for the Rho Funds, but does not have voting or investment power over the shares held by the Rho Funds.

(4)

Voting and/or disposition of the shares held by Scale Venture Partners II, LP is determined by a majority in interest of the four managing members of Scale Venture Management II, LLC, the ultimate general partner of Scale Venture Partners II, LP. The four managing members of Scale Venture Management II, LLC are Kate Mitchell, Stacey Bishop, Rory O’Driscoll and Robert Theis.

(5)

Includes 1,802,973 shares held by Foundation Capital V, L.P. and 39,144 shares held by Foundation Capital V Principals Fund, LLC. Foundation Capital Management Co. V, LLC, or FC5M, is the sole General Partner of Foundation Capital V, L.P., or FC5, and Foundation Capital V Principals Fund, LLC, or FC5P. FC5M exercises sole voting and investment power over the shares held by FC5 and FC5P. William B. Elmore, Paul R. Holland, Paul G. Koontz, Charles P. Moldow, Richard A. Redelfs, Michael N. Schuh, and Warren M. Weiss are Managing Members of FC5M. As Managing Members of FC5M, Messrs. Elmore, Holland, Koontz, Moldow, Redelfs, Schuh and Weiss may be deemed to share voting and investment control over the shares held by FC5 and FC5P.

(6)

Includes 1,627,680 shares held by NeoCarta Ventures, L.P. and 180,854 shares held by NeoCarta Scout Fund, L.L.C. D. Jarrett Collins, a member of our board of directors, Anthony L. Pantuso and Thomas W. Naughton are the managing directors of NeoCarta Associates, LLC, which is the general partner of NeoCarta Ventures, L.P. and the manager of NeoCarta Scout Fund, L.L.C. Mr. Collins, Mr. Pantuso and Mr. Naughton may be deemed to share dispositive and voting power over the shares, which are, or may be, deemed to be beneficially owned by NeoCarta Ventures, L.P. and NeoCarta Scout Fund, L.L.C.

(7)

Excludes 350,000 shares that each of Benjamin Wolin and Michael Keriakos may acquire from certain of our other stockholders upon exercise of a performance warrant agreement by Messrs. Wolin and Keriakos.

(8)	Includes 840,396 shares subject to options that are exercisable within 60 days of June 30, 2013.

(9)	Includes 840,396 shares subject to options that are exercisable within 60 days of June 30, 2013.

(10)	Includes 379,291 shares subject to options that are exercisable within 60 days of June 30, 2013.

(11)	Includes 173,000 shares subject to options that are exercisable within 60 days of June 30, 2013.

(12)

Includes 164,941 shares held individually and 2,597 shares which are transferable to Benjamin Wolin and Michael Keriakos upon exercise of a performance warrant agreement by them. Also includes 344,582 shares subject to options that are exercisable within 60 days of June 30, 2013.

(13)	Includes 142,500 shares subject to options that are exercisable within 60 days of June 30, 2013.

Description of capital stock

General

The following description of our capital stock and provisions of our certificate of incorporation and bylaws provides only a summary of their respective terms and are qualified by reference to the amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering. You should refer to the copies of these documents that have been or will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part, and to the provisions of Delaware law. Upon the completion of this offering and the filing of the amended and restated certificate of incorporation, our authorized capital stock will consist of  shares of common stock, par value $0.01 per share, and  shares of undesignated preferred stock, par value $0.01 per share.

Common stock

As of March 31, 2013, there were 34,813,497 shares of common stock outstanding held by approximately 140 stockholders of record, after giving effect to the automatic preferred stock conversion and the automatic warrant exercise.

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders, including the election of directors. Common stockholders will not be entitled to cumulative voting in the election of directors by our amended and restated certificate of incorporation. As a result, the holders of a majority of the voting shares will be able to elect all of the directors then standing for election, if they should so choose. Subject to preferences that may apply to shares of our preferred stock outstanding at the time, the holders of outstanding shares of our common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. See section titled “Dividend policy” for additional information. Upon our liquidation, dissolution or winding-up, the holders of common stock would be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and the satisfaction of any liquidation preferences granted to the holders of outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred stock

Upon the closing of this offering, all outstanding shares of our redeemable convertible preferred stock will have been automatically converted into shares of common stock. Upon completion of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock.

Under the amended and restated certificate of incorporation, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue from time to time up to  shares of preferred stock in one or more series, without stockholder approval. Our board of directors will have the authority to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors, will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders. In addition, the number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the holders of a majority of the common stock, without a vote of the holders of the preferred stock, or of any series thereof, unless a vote of any such holders is otherwise required pursuant to the terms of any certificate of designation filed with respect to any series of preferred stock.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of June 30, 2013, seven warrants for the purchase of an aggregate of 866,390 shares of our common stock were outstanding, including warrants to purchase shares of our redeemable convertible preferred stock on an as-converted-to-common stock basis. All of the warrants to purchase shares of redeemable convertible preferred stock described below will become exercisable for shares of our common stock on a one-for-one basis upon the closing of this offering. The first warrant, which we issued in connection with entering into a loan and security agreement on March 22, 2007, is exercisable for 110,018 shares of our Series C redeemable convertible preferred stock at an exercise price of $3.272192 per share. The warrant expires on the later of March 22, 2014 or three years after the closing of this offering. The second warrant, which we issued in connection with entering into a loan and security agreement on September 18, 2009, is exercisable for 47,285 shares of our Series F redeemable convertible preferred stock at an exercise price of $7.6134 per share. The warrant expires on September 18, 2016. The third warrant, which we issued in connection with entering into a loan and security agreement on October 8, 2009, is exercisable for 65,674 shares of our Series F redeemable convertible preferred stock at an exercise price of $7.6134 per share. The warrant expires on the later of October 8, 2019 or five years after the closing of this offering. The fourth warrant, which we issued in connection with entering into a loan and security agreement on December 22, 2011, is exercisable for 225,000 shares of our common stock at an exercise price of $0.01 per share. The warrant expires on December 22, 2018 but shall be deemed to have been automatically exercised for shares of our common stock upon completion of this offering. In connection with entering into a subordinated loan and security agreement on October 22, 2012, we issued three warrants, exercisable for 274,882, 183,254 and 183,254 shares of our common stock, respectively, each at an exercise price of $0.01 per share. These warrants expire on October 21, 2022.

Registration rights

Commencing 180 days after the closing of this offering, the holders of  shares of our common stock, which we refer to as registrable securities, may require us to prepare and file a registration statement under the Securities Act, at our expense, provided that such registration statement covers at least a number of registrable securities with an aggregate anticipated offering price, net of selling expenses, of $40,000,000 or equal to 20% of the registrable securities held by the holders entitled to registration rights. Under these demand registration rights, we are required to use commercially reasonable efforts to cause the shares requested to be included in the registration statement, subject to customary conditions and limitations. We are not obligated to effect more than two of these demand registrations.

In addition, these and certain of our other stockholders, including some of our directors and officers, who in the aggregate will hold  shares of our common stock after giving effect to the automatic preferred stock conversion, have “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act other than specified excluded registrations, these holders are entitled to written notice of the registration and may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. However, the managing underwriter has the right, subject to specified conditions, to limit the number of registrable securities such holders may include. If we become eligible to file a registration statement on Form S-3, the holders of at least 10% of the registrable securities then outstanding may require us to register these shares on Form S-3, if such registration will generate anticipated aggregate net proceeds of at least $1,000,000. The holders of certain warrants to purchase shares of our stock also have the same piggyback registration rights. The registration rights terminate no later than five years after this offering. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act.

We are generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of these registrations.

Anti-takeover effects of Delaware law and our certificate of incorporation and bylaws

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a public Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after the date the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•

the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action by written consent or call a special meeting;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;

•	stockholders must timely provide advance notice, with specific requirements as to form and content, of nominations of directors or the proposal of business to be voted on at an annual meeting;

•	our board of directors will be authorized to issue preferred stock without stockholder approval, as described above;

•	our board of directors will be divided into three classes with each director elected for a staggered three-year term;

•	the authorized number of directors may be changed only be resolution of the board of directors;

•	all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	directors may only be removed for cause and then only by a vote of holders of two-thirds of the shares entitled to vote at an election of directors; and

•

we will indemnify our directors, and may indemnify officers, employees and other agents, against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

The amendment of any of these provisions would generally require approval by the holders of at least two-thirds of our then outstanding common stock, voting as a single class.

Limitation of liability and indemnification matters

Our certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Accordingly, our directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions will require the approval of the holders of shares representing at least two-thirds of the shares entitled to vote in the election of directors, voting as one class.

Our certificate of incorporation and bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws will also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. As described above, we intend to enter into separate indemnification agreements with our directors and executive officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

The Nasdaq global market listing symbol

We intend to list our common stock on The Nasdaq Global Market under the symbol “EVDY.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

Shares available for future sale

Prior to this offering, there has been no public market for our common stock, and a liquid public trading market for our common stock may not develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares issued upon exercise of outstanding options or warrants or in the public market after this offering, or the anticipation of any such sales, could adversely affect the public market prices for our common stock prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. We intend to list our common stock on The Nasdaq Global Market under the symbol “EVDY.”

Upon the closing of this offering, we will have outstanding an aggregate of  shares of common stock, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of outstanding options or warrants other than the automatic warrant exercise. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining  shares of common stock will be restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Rule 144

The availability of Rule 144 will vary depending on whether restricted shares are held by an affiliate or a non-affiliate. Under Rule 144 as in effect on the date of this prospectus, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•

1% of the number of shares of common stock then outstanding, which will equal  shares immediately after this offering, assuming no exercise by the underwriters of their option to purchase additional shares; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, the six-month holding period increases to one year in the event we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six-month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

Rule 701

Under Rule 701, common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans prior to this offering may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144, and (2) by affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of the contractual lock-up agreements. J.P. Morgan Securities LLC may release all or any portion of the securities subject to lock-up agreements.

Options and equity awards

We intend to file a registration statement on Form S-8 under the Securities Act to register  shares of common stock reserved for issuance under our 2003 Stock Option Plan and our 2013 Equity Incentive Plan. As of March 31, 2013, there were options outstanding under our equity incentive plans to purchase a total of 7,557,451 shares of our common stock, of which options to purchase 5,496,138 shares were exercisable immediately. As of  , holders of vested options to purchase  shares of common stock were subject to the 180-day underwriter lock-up period and holders of options to purchase  shares of common stock were not subject to any lock-up agreements. Shares issued upon the exercise of stock options after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.

Lock-up agreements

Our officers, directors and certain of our stockholders have agreed with the underwriters, subject to specified exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any other securities or otherwise dispose of any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, whether any such transaction described above is settled by delivery of shares of common stock or such other securities, in cash or otherwise, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC, on behalf of the underwriters.

J.P. Morgan Securities LLC currently does not anticipate shortening or waiving any of the lock-up agreements and does not have any pre-established conditions for such modifications or waivers. J.P. Morgan Securities LLC may, however, with the approval of our board of directors, release for sale in the public market all or any portion of the shares subject to the lock-up agreement.

Registration rights

Our stockholder agreement and certain of our warrants grant registration rights to some of our stockholders. Under specified circumstances some of these stockholders can require us to file registrations statements that permit them to resell their shares of our common stock. For more information, see “Description of capital stock—Registration rights.”

Material U.S. federal income tax considerations

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock by “Non-U.S. Holders” (as defined below). This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or to certain types of Non-U.S. Holders subject to special tax rules, including partnerships or other pass-through entities for U.S. federal income tax purposes, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who use or are required to use mark-to-market accounting, persons that hold our shares as part of a “straddle,” a “hedge” or a “conversion transaction,” certain former citizens or permanent residents of the U.S., investors in pass-through entities, or persons subject to the alternative minimum tax. In addition, this summary does not address, except to the extent discussed below, the effects of any applicable gift or estate tax, and this summary does not address the potential application of Medicare contribution tax or any tax considerations that may apply to Non-U.S. Holders of our common stock under state, local or non-U.S. tax laws and any other U.S. federal tax laws.

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. This discussion assumes that a Non-U.S. Holder will hold our common stock as a capital asset within the meaning of the Code (generally, property held for investment). For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our shares that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation created or organized in the U.S. or under the laws of the U.S. or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Distributions on our common stock

In general, distributions, if any, paid to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will constitute dividends and be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the U.S. Any distribution not constituting a dividend (because such distribution exceeds our current and accumulated earnings and profits) will be treated first as reducing the Non-U.S. Holder’s basis in its shares of common stock, but not below zero, and to the extent it exceeds the Non-U.S. Holder’s basis, as capital gain (see “Gain on sale, exchange or other disposition of our common stock” below).

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Non-U.S. Holders must generally provide the withholding agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) generally will not be subject to U.S. withholding tax if the Non-U.S. Holder provides the withholding agent with the required forms, including IRS Form W-8ECI, but instead generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates in the same manner as if the Non-U.S. Holder were a resident of the U.S. A corporate Non-U.S. Holder that receives effectively connected dividends may also be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty.

Gain on sale, exchange or other disposition of our common stock

In general, a Non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the U.S. (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder);

•	the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. Holder owns, or is treated as owning, more than five percent of our common stock at any time during the foregoing period.

Net gain realized by a Non-U.S. Holder described in clause (i) above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a U.S. person. Any gains of a corporate Non-U.S. Holder described in clause (i) above may also be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain realized by an individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax, which gain may be offset by certain U.S. source capital losses, even though the individual is not considered a resident of the U.S.

For purposes of clause (iii) above, a corporation is a “United States real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a United States real property holding corporation.

U.S. federal estate tax

The estate of an individual Non-U.S. Holder is generally subject to U.S. federal estate tax on property having a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of an individual Non-U.S. Holder decedent, unless an applicable estate tax treaty between the U.S. and the decedent’s country of residence provides otherwise.

Information reporting and backup withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the Non- U.S. Holder’s conduct of a trade or business within the U.S. or withholding was reduced by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-U.S. Holder’s country of residence.

Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, unless the Non-U.S. Holder certifies to the withholding agent as to its foreign status, which certification may generally be made on IRS Form W-8BEN.

Proceeds from the sale or other disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will generally be subject to information reporting and backup withholding, currently at a rate of 28%, unless the Non-U.S. Holder certifies to the withholding agent under penalties of perjury as to, among other things, its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption. Payment of disposition proceeds effected outside the U.S. by or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the U.S. Information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign accounts

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as specially defined under applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply to payments of dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity either certifies it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. The U.S. has entered into agreements with certain countries that modify these general rules for entities located in those countries. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The withholding provisions described above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2017.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC is acting as book running manager of the offering and as representative of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC

Total

The underwriters are committed to purchase all the shares of our common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of our common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $  per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $  per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $  per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $  .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, for a period of 180 days after the date of this prospectus.

Our directors, executive officers and certain of our stockholders have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We intend to list our common stock on The Nasdaq Global Market under the symbol “EVDY.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nadsaq Global Market, in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In determining the initial public offering price, we and the representative of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representative;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the common stock being offered in this offering will be passed upon for us by Cooley LLP, New York, New York. The underwriters in this offering are represented by Latham & Watkins LLP, New York, New York, in connection with this offering.

Experts

Our consolidated financial statements as of December 31, 2010, 2011 and 2012, and for each of the three years in the period ended December 31, 2012, appearing in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report appearing herein, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits and schedules. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

You can read our SEC filings, including the registration statement, through the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

Upon the closing of the offering, we will be subject to the informational requirements of the Exchange Act and we intend to file annual, quarterly and current reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.EverydayHealth.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering.

Everyday Health, Inc.
Index to consolidated financial statements

Everyday Health, Inc.
Consolidated balance sheets

(in thousands, except share and per share data)	December 31, 2012	March 31, 2013	Pro forma stockholders’ equity at March 31, 2013

Assets
Current assets:
Cash and cash equivalents	$23,888	$19,119	$
Restricted cash	500	500
Accounts receivable, net of allowance for doubtful accounts of $651 and $661 as of December 31, 2012 and March 31 2013, respectively	39,249	31,431
Inventory	448	370
Deferred tax asset	196	196
Prepaid expenses and other current assets	3,907	4,385

Total current assets	68,188	56,001
Property and equipment, net	23,617	23,591
Goodwill	82,067	82,067
Intangible assets, net	15,168	14,072
Other assets	6,620	7,106

Total assets	$195,660	$182,837	$

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$9,543	$9,813	$
Accrued expenses	19,042	16,136
Deferred revenue	6,018	7,363
Current portion of long-term debt	2,833	2,833
Other current liabilities	10,135	6,796

Total current liabilities	47,571	42,941
Long-term debt	59,833	59,125
Deferred tax liabilities	4,300	4,541
Other long-term liabilities	3,840	3,934
Redeemable convertible preferred stock (Series A-G), net of expenses, $0.01 par value: 27,204,144 shares authorized at December 31, 2012 and March 31, 2013; 26,820,270 shares issued and outstanding at December 31, 2012 and March 31, 2013 (aggregate liquidation value of $112,184 at March 31, 2013)	158,766	158,766		—
Stockholders’ equity (deficit):
Common stock, $0.01 par value: 45,000,000 shares authorized at December 31, 2012 and March 31, 2013; 7,291,341 and 7,444,063 shares issued and outstanding at December 31, 2012 and March 31, 2013, respectively	72	74		342
Treasury stock	—	(55)		(55)
Additional paid-in capital	26,736	28,198		186,696
Accumulated deficit	(105,458)	(114,687)		(114,687)

Total stockholders’ equity (deficit)	(78,650)	(86,470)		72,296

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$195,660	$182,837	$

See accompanying notes to consolidated financial statements.

Everyday Health, Inc.
Consolidated statements of operations

(in thousands, except share and per share data)	Three months ended March 31,
	2012	2013

Revenues	$29,898	$32,706
Operating expenses:
Cost of revenues	10,080	11,074
Sales and marketing	9,711	10,562
Product development	10,434	10,715
General and administrative	5,931	7,191

Total operating expenses	36,156	39,542
Loss from operations	(6,258)	(6,836)
Interest expense, net	(995)	(2,129)
Loss before provision for income taxes	(7,253)	(8,965)
Provision for income taxes	(248)	(264)

Net loss	$(7,501)	$(9,229)

Net loss per common share—basic and diluted	$(1.05)	$(1.25)

Weighted-average common shares outstanding—basic and diluted	7,137,186	7,388,018

See accompanying notes to consolidated financial statements.

Everyday Health, Inc.
Consolidated statements of redeemable convertible preferred stock and stockholders’ deficit

(in thousands, except share data)	Redeemable convertible preferred stock		Common stock		Treasury stock	Additional paid in capital	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount

Balance at December 31, 2012	26,820,270	158,766	7,291,341	72	—	26,736	(105,458)	(78,650)
Exercise of stock options	—	—	2,500	—	—	3	—	3
Issuance of common stock	—	—	162,072	2	—	979	—	981
Purchase of treasury stock	—	—	(11,850)	—	(55)	—	—	(55)
Stock-based compensation expense related to employee stock options	—	—	—	—	—	480	—	480
Net loss	—	—	—	—	—	—	(9,229)	(9,229)

Balance at March 31, 2013	26,820,270	158,766	7,444,063	74	(55)	28,198	(114,687)	(86,470)

See accompanying notes to consolidated financial statements.

Everyday Health, Inc.
Consolidated statements of cash flows

(in thousands)	Three months ended March 31
	2012	2013

Cash flows from operating activities
Net loss	$(7,501)	$(9,229)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	3,465	4,084
Amortization of video and television costs	1,539	264
Provision for doubtful accounts	—	101
Stock-based compensation	643	480
Amortization and write-off of deferred financing costs	124	421
Provision for deferred income taxes	241	241
Changes in operating assets and liabilities:
Accounts receivable	7,578	7,717
Prepaid expenses and other current assets	(670)	(478)
Inventory	55	77
Additions to video and television costs	(1,552)	(389)
Accounts payable and accrued expenses	(7,158)	(2,636)
Deferred revenue	568	1,345
Other current liabilities	15	(352)
Other long-term liabilities	90	127

Net cash provided by (used in) operating activities	(2,563)	1,773
Cash flows from investing activities
Additions to property and equipment, net	(2,724)	(2,825)
Payment for business purchased, net of cash acquired	(1,400)	(2,103)
Payment of security deposits and other assets	(14)	(782)

Net cash used in investing activities	(4,138)	(5,710)
Cash flows from financing activities
Proceeds from the exercise of stock options	—	3
Repayment of principal under term loan facility	(708)	(708)
Principal payments on capital lease obligations	—	(72)
Payment for purchase of treasury stock	—	(55)

Net cash used in financing activities	(708)	(832)

Net decrease in cash and cash equivalents	(7,409)	(4,769)
Cash and cash equivalents, beginning of year	27,238	23,888

Cash and cash equivalents, end of year	$19,829	$19,119

Supplemental disclosure of cash flow information
Interest paid	$903	$1670

Income taxes paid	$4	$—

Supplemental disclosure of non-cash financing activities
Issuance of common stock for acquired business	$350	$907

Issuance of common stock for acquired assets	$—	$74

Capital lease obligations incurred	$—	$64

See accompanying notes to consolidated financial statements.

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)

1. Description of business and basis of presentation

Everyday Health, Inc. (the “Company”) operates a portfolio of health and wellness websites and mobile applications that provides consumers, healthcare professionals, advertisers and partners with content and advertising-based services. The Company was incorporated in the State of Delaware in January 2002 as Agora Media Inc., and changed its name to Waterfront Media Inc. in January 2004. In January 2010, the Company changed its name to Everyday Health, Inc. to better align its corporate identity with the Everyday Health brand.

Interim financial statements

The accompanying interim unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) on the same basis as the audited consolidated financial statements for the year ended December 31, 2012 included elsewhere in this prospectus and, in the opinion of management, include all adjustments of a normal recurring nature considered necessary to present fairly the Company’s financial position, results of operations and cash flows for the three month periods ended March 31, 2012 and 2013. The results of operations for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013 or any other future periods, due to seasonality and other business factors. Certain information and note disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted under the Securities and Exchange Commission’s rules and regulations. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2012. The Company has performed a review of all subsequent events up to and including July 29, 2013, the date these consolidated financial statements were available to be issued.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, current business factors and other available information. Actual results could differ from those estimates. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to revenue recognition and deferred revenue, allowance for doubtful accounts, internal software development costs and website development costs, valuation of long-lived assets, goodwill and other intangible assets, income taxes and stock-based compensation.

Pro forma stockholders’ equity

Upon the consummation of a qualifying initial public offering, all of the outstanding shares of redeemable convertible preferred stock automatically convert into common shares. The pro forma balance sheet data as of March 31, 2013 has been prepared assuming the conversion of the redeemable convertible preferred stock outstanding into 26,820,270 common shares. The statement of operations for the three months ended March 31, 2013 has not been adjusted to reflect the pro forma net loss per common share assuming the conversion of the redeemable convertible preferred stock.

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the March 31, 2013 presentation.

Significant accounting policies

The Company’s significant accounting policies are disclosed in the audited consolidated financial statements for the year ended December 31, 2012 included elsewhere in this prospectus. Since the date of those financial statements there have been no material changes to the Company’s significant accounting policies.

Fair value of financial instruments

Due to their short-term maturities, the carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value. Cash equivalents principally consist of the Company’s investment in U.S. Treasury securities and other money market funds. The fair value of these investment funds is based on quoted market prices, which are Level 1 inputs, pursuant to the fair value accounting standard, which establishes a framework for measuring fair value and requires disclosures about fair value measurements by establishing a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value of the Company’s debt approximates the recorded amounts as the interest rates on the credit facilities are based on market rate interest.

Segment information

The Company and its subsidiaries are organized in a single operating segment, providing online health solutions, and the Company also has one reportable segment. Substantially all of the Company’s revenues are derived from U.S. sources.

Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted-average number of outstanding shares of common stock during the period. Diluted net loss per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, potential common shares outstanding during the period. Potential common shares consist primarily of incremental shares issuable upon the assumed exercise of stock options and warrants using the treasury stock method. For the three months ended March 31, 2012 and 2013, the Company had outstanding options, warrants and preferred stock as disclosed in Notes 3, 4 and 5, which were convertible into or exercisable for common shares that were not included in the calculation of diluted loss per common share because the effect would have been anti-dilutive.

Comprehensive income

We have no items of other comprehensive income, and accordingly net loss is equal to comprehensive loss for all periods presented.

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

Recent accounting standards

In 2012, the Company adopted guidance which amended the existing guidance on the presentation of comprehensive income. Under the amended guidance, entities have the option to present the components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Entities no longer have the option of presenting the components of other comprehensive income within the statement of changes in stockholders’ equity. The guidance does not change the items that are reported in other comprehensive income. The amendment is effective on a retrospective basis for fiscal years, and interim periods within those years, beginning after December 15, 2012. As the Company does not have other comprehensive income, the adoption of this standard did not have any effect on the consolidated financial statements.

On January 1, 2013, the Company adopted guidance requiring entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety from accumulated other comprehensive income to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendment is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012. As the Company does not have other comprehensive income, the adoption of this standard did not have any effect on the consolidated financial statements.

2. Goodwill and other intangible assets

The carrying value of the Company’s goodwill was $82,067 as of March 31, 2013. Goodwill is tested for impairment on an annual basis as of October 1, and whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. Application of the impairment test requires judgment and results in impairment being recognized if the carrying value of the asset exceeds its fair value. No indicators of impairment were noted during or since the Company’s last evaluation of goodwill at October 1, 2012.

Other intangible assets consist of the following:

	December 31, 2012				March 31, 2013
	Gross carrying amount	Accumulated amortization	Net	Weighted- average remaining useful life(1)	Gross carrying amount	Accumulated amortization	Net	Weighted- average remaining useful life(1)

Customer relationships	$12,870	$(8,735)	$4,135	3.0	$12,870	$(9,383)	$3,487	2.6
Other intangibles	4,270	(2,503)	1,767	2.8	4,270	(2,662)	1,608	2.3
Trade names	11,575	(2,309)	9,266	8.0	11,575	(2,598)	8,977	7.5

Total	$28,715	$(13,547)	$15,168		$28,715	$(14,643)	$14,072

(1)

The calculation of the weighted-average remaining useful life is based on weighting the net book value of each asset in its group, and applying the weight to its respective remaining amortization period.

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

Amortization expense relating to the definite-lived intangible assets totaled $1,002 and $1,096 for the three months ended March 31, 2012 and 2013, respectively, and is included in general and administrative expense in the accompanying consolidated statements of operations.

Future amortization expense of the intangible assets is estimated to be as follows:

Year ending December 31:

2013 (April 1st to December 31st)	$2,817
2014	2,504
2015	2,259
2016	1,493
2017	1,484
Thereafter	3,515

Total	$14,072

3. Long-term debt

The Company has the following credit facilities outstanding as of March 31, 2013:

Under the primary credit facility, as amended (the “Primary Credit Facility”), the Company maintains an accounts receivable-backed revolving credit facility (the “Revolver”), with a maximum borrowing limit equal to the lesser of (i) $25 million and (ii) 80% of eligible accounts receivable. Under this primary credit facility, the Company also has an $8.5 million term loan (the “Term Loan”). As of March 31, 2013, the outstanding balances on the Revolver and Term Loan were $23.5 million and $3.5 million, respectively.

The repayment terms of the Revolver provide for monthly interest payments, with the principal being due in full in September 2015. The repayment terms for the Term Loan provide for monthly interest and principal payments, with a portion of the $3.5 million loan balance maturing in March 2014 and the balance maturing in December 2014.

The interest rate on the Revolver as of March 31, 2013 was equal to the Wall Street Journal Prime Rate (the “WSJ Prime rate”), plus 2.0%, or 5.25%. The interest rate for the Term Loan as of March 31, 2013 was equal to the WSJ Prime rate plus 3.25%, or 6.50%.

In addition to the Primary Credit Facility, the Company maintains a subordinated loan (the “Subordinated Facility”) with a maximum borrowing of $35 million. As of March 31, 2013, the outstanding balance on the Subordinated Facility was $35 million.

The repayment terms for the Subordinated Facility provide for monthly interest payments. The principal amount is payable in full in October 2015. The interest rate for the Subordinated Facility is 14.0%, consisting of 10.5% paid monthly and 3.50% which may be paid monthly or may be deferred at the Company’s option and paid at a later date, along with accrued interest thereon.

The Primary Credit Facility and Subordinated Facility contain certain financial and operational covenants with which the Company must comply, whether or not there are any borrowings outstanding. Such covenants include restrictions on certain types of dispositions, mergers and acquisitions, indebtedness, investments, liens and capital expenditures, issuance of capital stock and the Company’s ability to pay dividends and make other

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

distributions. The Company was in compliance with the financial and operational covenants of these credit facilities as of March 31, 2013. The Primary Credit Facility is secured by a first priority security interest in substantially all of the Company’s existing and future assets. The Subordinated Facility is secured by a junior security interest in substantially all of the Company’s existing and future assets.

In connection with the Subordinated Facility, the Company issued to the lenders warrants to purchase a total of 641,390 shares of common stock at $0.01 per share. The warrants were immediately exercisable. Accordingly, the Company calculated the fair value of the warrants using the Black-Scholes option pricing model and recorded deferred financing costs during the year ended December 31, 2012 of $3,452.

In connection with certain credit facilities from 2011 and earlier, the Company issued to the lenders: (i) a warrant to purchase 225,000 shares of common stock at $0.01 per share, (ii) a warrant to purchase 47,285 shares of Series F redeemable convertible preferred stock at $7.61 per share, (iii) a warrant to purchase 65,674 shares of Series F redeemable convertible preferred stock at $7.61 per share, and (iv) a warrant to purchase 110,018 shares of Series C redeemable convertible preferred stock at $3.27 per share. These warrants were immediately exercisable and remain outstanding at March 31, 2013.

4. Redeemable convertible preferred stock

Redeemable convertible preferred stock consisted of the following at December 31, 2012 and March 31, 2013:

	Shares		Stated value, net of expenses	Liquidation preference
	Authorized	Issued and outstanding

Redeemable convertible preferred stock:
Series A	3,450,000	3,450,000	$1,053	$1,725
Series B	2,547,252	2,547,252	4,413	4,500
Series C	1,943,651	1,833,633	5,882	6,000
Series D	3,934,855	3,934,855	25,354	27,027
Series E	8,930,966	8,930,966	71,250	15,789
Series F	3,064,087	2,951,128	22,468	22,468
Series G	3,333,333	3,172,436	28,346	34,675

Total	27,204,144	26,820,270	$158,766	$112,184

5. Stock options

The Company has adopted the 2003 Stock Option Plan, as amended (the “2003 Plan”), that authorizes the Board of Directors to grant incentive stock options and non-statutory stock options to employees, directors and consultants of the Company and its affiliates. As of March 31, 2013, under the terms of the 2003 Plan, the Board of Directors authorized and reserved 9,350,000 shares of the Company’s common stock for issuance (based on a board-approved amendment, the option pool was increased by 500,000 shares to 9,850,000 shares in May 2013). Options are granted at prices not less than the estimated fair market value of the Company’s common stock on the date of grant. The options generally vest and become exercisable over four years from the date of grant and expire after ten years. As of March 31, 2013, 986,717 shares remained available for future awards under the 2003 Plan.

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

The following table summarizes stock option activity for the three months ended March 31, 2013:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life (years)	Aggregate intrinsic value

Outstanding at December 31, 2012	7,907,785	$4.85	7.01	10,556
Granted	—
Exercised	(2,500)
Cancelled	(347,834)

Outstanding at March 31, 2013	7,557,451	$4.81	6.68	$9,395

Exercisable at March 31, 2013	5,496,138	$4.80	5.96	$7,060

Proceeds from the exercise of options and the total intrinsic value of the options exercised were $3 and $12, respectively, for the three months ended March 31, 2013. There were no options exercised during the three months ended March 31, 2012.

The weighted-average fair value per share at date of grant for options granted during the three months ended March 31, 2012 was $4.23. There were no options granted during the three months ended March 31, 2013. The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model and recognized in expense over the vesting period of the options using the graded attribution method.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted in the three months ended March 31, 2012 and 2013:

	2012	2013
Volatility	50.26%	—
Expected life (years)	6.25	—
Risk-free interest rate	1.32%	—
Dividend yield	—	—

As the Company’s common stock is not publicly traded, the expected stock price volatilities are estimated based on historical realized volatilities of comparable publicly traded company stock prices over a period of time commensurate with the expected term of the option award. The expected life represents the period of time for which the options granted are expected to be outstanding. The Company used the simplified method for determining expected life for options qualifying for treatment due to the limited history the Company currently has with option exercise activity. The risk-free interest rate is based on the U.S. Treasury yield curve for periods equal to the expected term of the options on the grant date.

Total employee stock-based compensation expense was $643 and $480 for the three months ended March 31, 2012 and 2013, respectively.

At March 31, 2013, there was approximately $1,956 of unrecognized compensation expense related to unvested stock options, which is expected to be recognized over a weighted-average period of 2.48 years. The total fair

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

value of stock options vested during the three months ended March 31, 2012 and 2013 was $775 and $1,402, respectively.

6. Income taxes

The Company's interim and annual tax provision is primarily comprised of a deferred tax provision pertaining to basis differences in indefinite lived intangible assets that cannot be offset by current year deferred tax assets, as well as, to a much lesser extent, a current tax provision for state, local and foreign taxes. Based on seasonality, the Company has historically experienced pretax losses in certain quarters and pretax income in others. Due to the combination of these items, the Company believes that using an annual effective tax rate would result in significant variances in the customary relationship between income tax expense and pretax income or loss in interim periods. As a result, the tax provision in interim periods is based upon the estimated deferred and current tax provision for the year rather than the estimated annual effective tax rate.

At December 31, 2012, the Company had approximately $97,954 of net operating loss (“NOL”) carryforwards available to offset future taxable income, which expire from 2020 through 2032. The full utilization of these losses in the future is dependent upon the Company’s ability to generate taxable income and may also be limited due to ownership changes, as defined under the provisions of Section 382 of the Internal Revenue Code, as amended. The Company’s NOL carryforwards at December 31, 2012 include $1,827 in income tax deductions related to stock options. The benefit of these losses will be reflected as a credit to additional paid-in capital as realized.

7. Subsequent events

In May 2013, the merger agreement with EQAL, Inc. (“EQ”) entered into during September 2012 was amended with respect to the contingent earn-out provisions. Pursuant to the amendment, the selling stockholders and founders of EQ are eligible to receive up to $5,000 based on the Company’s achievement of certain revenue and operating income targets during 2013, with a minimum guaranteed payment of $2,000. Prior to this amendment, the selling stockholders and founders were eligible to receive up to $10,000. These contingent earn-out payments, including the minimum guaranteed payments associated therewith, are contingent upon the continued employment with the Company of at least one of the two EQ founders and shall be paid in cash and shares of the Company’s common stock. The Company records any such earn-outs as compensation expense for the applicable periods.

Report of independent registered public accounting firm

The Board of Directors and
Stockholders of Everyday Health, Inc.

We have audited the consolidated balance sheets of Everyday Health, Inc. (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Everyday Health, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

New York, New York
July 29, 2013

Everyday Health, Inc.
Consolidated balance sheets

(in thousands, except share and per share data)	December 31
	2011	2012

Assets
Current assets:
Cash and cash equivalents	$27,238	$23,888
Restricted cash	500	500
Accounts receivable, net of allowance for doubtful accounts of $835 and $651 as of December 31, 2011 and 2012, respectively	34,816	39,249
Inventory	406	448
Deferred tax asset	310	196
Prepaid expenses and other current assets	2,866	3,907

Total current assets	66,136	68,188
Property and equipment, net	20,874	23,617
Goodwill	72,484	82,067
Intangible assets, net	18,150	15,168
Other assets	4,173	6,620

Total assets	$181,817	$195,660

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$11,518	$9,543
Accrued expenses	13,991	19,042
Deferred revenue	11,297	6,018
Current portion of long-term debt	21,273	2,833
Other current liabilities	3,472	10,135

Total current liabilities	61,551	47,571
Long-term debt	19,167	59,833
Deferred tax liabilities	3,483	4,300
Other long-term liabilities	2,976	3,840
Commitments and contingencies (Note 13)
Redeemable convertible preferred stock (Series A-G), net of expenses, $0.01 par value: 27,204,144 shares authorized at December 31, 2011 and 2012; 26,820,270 shares issued and outstanding at December 31, 2011 and 2012 (aggregate liquidation value of $112,184 at December 31, 2012)	158,766	158,766
Stockholders’ deficit:
Common stock, $0.01 par value: 45,000,000 shares authorized at December 31, 2011 and 2012; 7,063,572 and 7,291,341 shares issued and outstanding at December 31, 2011 and 2012, respectively	70	72
Additional paid-in capital	18,808	26,736
Accumulated deficit	(83,004)	(105,458)

Total stockholders’ deficit	(64,126)	(78,650)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$181,817	$195,660

See accompanying notes to consolidated financial statements.

Everyday Health, Inc.
Consolidated statements of operations

(In thousands, except share and per share data)	Year ended December 31
	2010	2011	2012

Revenues	$111,221	$127,646	$146,286
Operating expenses:
Cost of revenues	(45,039)	(41,068)	(42,291)
Sales and marketing	(26,972)	(40,008)	(45,052)
Product development	(26,172)	(37,362)	(47,155)
General and administrative	(19,922)	(23,435)	(27,249)

Total operating expenses	(118,105)	(141,873)	(161,747)
Loss from operations	(6,884)	(14,227)	(15,461)
Interest expense, net	(1,572)	(1,589)	(4,898)
Other expense	(2,881)	—	(1,069)
Loss before provision for income taxes	(11,337)	(15,816)	(21,428)
Benefit (provision) for income taxes	1,771	615	(1,026)

Net loss	$(9,566)	$(15,201)	$(22,454)

Net loss per common share—basic and diluted	$(1.44)	$(2.20)	$(3.12)

Weighted-average common shares outstanding—basic and diluted	6,642,401	6,910,665	7,186,984

See accompanying notes to consolidated financial statements.

Everyday Health, Inc.
Consolidated statements of redeemable convertible preferred stock and stockholders’ deficit

(in thousands, except share data)	Redeemable convertible preferred stock		Common stock		Additional paid in capital	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount

Balance at December 31, 2009	23,647,834	$130,420	6,618,444	$66	$10,221	$(58,237)	$(47,950)
Exercise of stock options	—	—	116,171	1	361	—	362
Stock-based compensation expense related to employee stock options	—	—	—	—	2,957	—	2,957
Issuance of Series G Convertible Preferred Stock	2,616,881	23,361	—	—	—	—	—
Net loss	—	—	—	—	—	(9,566)	(9,566)
Balance at December 31, 2010	26,264,715	153,781	6,734,615	67	13,539	(67,803)	(54,197)
Exercise of stock options	—	—	328,957	3	619	—	622
Warrant issued in connection with credit facility	—	—	—	—	1,044	—	1,044
Stock-based compensation expense related to employee stock options	—	—	—	—	3,606	—	3,606
Issuance of Series G Convertible Preferred Stock	555,555	4,985	—	—	—	—	—
Net loss	—	—	—	—	—	(15,201)	(15,201)
Balance at December 31, 2011	26,820,270	158,766	7,063,572	70	18,808	(83,004)	(64,126)
Exercise of stock options	—	—	69,759	1	167	—	168
Warrant issued in connection with credit facility	—	—	—	—	3,452	—	3,452
Issuance of common stock	—	—	158,010	1	699	—	700
Stock-based compensation expense related to employee stock options	—	—	—	—	3,610	—	3,610
Net loss	—	—	—	—	—	(22,454)	(22,454)

Balance at December 31, 2012	26,820,270	$158,766	7,291,341	$72	$26,736	$(105,458)	$(78,650)

See accompanying notes to consolidated financial statements.

Everyday Health, Inc.
Consolidated statements of cash flows

(in thousands)	Year Ended December 31
	2010	2011	2012

Cash flows from operating activities
Net loss	$(9,566)	$(15,201)	$(22,454)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	11,125	14,117	15,166
Amortization of video and television costs	—	1,705	6,430
Provision for doubtful accounts	(187)	(44)	501
Stock-based compensation	2,957	3,606	3,610
Amortization and write-off of deferred financing costs	698	139	1,756
(Benefit) provision for deferred income taxes	(1,928)	(723)	931
Changes in operating assets and liabilities:
Restricted cash	500	1,100	—
Accounts receivable	(4,293)	(6,625)	(3,850)
Prepaid expenses and other current assets	864	(520)	(742)
Inventory	(11)	(3)	(42)
Additions to video and television costs	—	(2,500)	(5,876)
Accounts payable and accrued expenses	1,399	(884)	1,157
Deferred revenue	279	2,936	(5,904)
Other current liabilities	(78)	3,133	171
Other long-term liabilities	1,853	407	364

Net cash provided by (used in) operating activities	3,612	643	(8,782)
Cash flows from investing activities
Additions to property and equipment, net	(12,625)	(12,423)	(12,909)
Payment for business purchased, net of cash acquired	(13,002)	(3,500)	(2,627)
Payment of security deposits and other assets	(108)	(299)	4

Net cash used in investing activities	(25,735)	(16,222)	(15,532)
Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of expenses	19,810	4,985	—
Proceeds from the exercise of stock options	361	622	168
Borrowings under revolver credit facility	12,235	6,205	5,060
Borrowings under term loan facility	6,000	17,500	35,000
Repayment of principal under term loan facility	(17,000)	(1,500)	(17,833)
Principal payments on capital lease obligations	—	—	(86)
Payments of credit facility financing costs	(238)	(400)	(1,345)

Net cash provided by financing activities	21,168	27,412	20,964

Net (decrease) increase in cash and cash equivalents	(955)	11,833	(3,350)
Cash and cash equivalents, beginning of year	16,360	15,405	27,238
Cash and cash equivalents, end of year	$15,405	$27,238	$23,888

Supplemental disclosure of cash flow information
Interest paid	$1,282	$1,238	$3,464

Income taxes paid	$248	$50	$55

Supplemental disclosure of non-cash financing activities
Issuance of convertible preferred stock for acquired business	$3,551	$—	$—

Issuance of common stock for acquired business	$—	$—	$700

Warrants issued in connection with credit facilities	$—	$1,044	$3,452
Capital lease obligations incurred	$—	$—	$869
Amounts due to seller of acquired business	$—	$3,331	$9,155

See accompanying notes to consolidated financial statements.

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)

1. Business

Everyday Health, Inc. (the “Company”) operates a portfolio of health and wellness websites and mobile applications that provides consumers, healthcare professionals, advertisers and partners with content and advertising-based services. The Company was incorporated in the State of Delaware in January 2002 as Agora Media Inc., and changed its name to Waterfront Media Inc. in January 2004. In January 2010, the Company changed its name to Everyday Health, Inc. to better align its corporate identity with the Everyday Health brand.

2. Significant accounting policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The results of operations for companies acquired are included in the consolidated financial statements from the effective date of the acquisition. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the December 31, 2012 presentation.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash equivalents principally consist of the Company’s investment in U.S. Treasury securities and other money market funds. The fair value of these investment funds is based on quoted market prices, which are Level 1 inputs, pursuant to the fair value accounting standard, which establishes a framework for measuring fair value and requires disclosures about fair value measurements by establishing a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

Restricted cash

The Company classifies all cash whose use is limited by contractual provision as restricted cash. Restricted cash as of December 31, 2011 and 2012 was comprised of cash balances held by the Company’s credit card payment processor to fund certain reserve accounts.

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful life of the improvement.

Video and television costs

The Company entered into agreements during 2011 and 2012 for the creation and production of a health/wellness television series, a recipe/food television series and a YouTube health channel. Video and television costs related to these productions are stated at the lower of cost, less accumulated amortization, or fair value in the consolidated balance sheets. The amount of capitalized video and television costs recognized in operating expense for a given period is determined using the film forecast computation method. Under this method, the amortization of capitalized costs is based on the proportion of the production’s revenues recognized for such period to the production’s estimated remaining ultimate revenues. Unamortized video and television costs relating to these productions was $795 and $179 as of December 31, 2011 and 2012, respectively, and is included in other assets in the consolidated balance sheets. Amortization expense of video and television costs, aggregating $1,705 and $6,430 for the years ended December 31, 2011 and 2012, respectively, is included in product development expense in the consolidated statements of operations.

Internal software development costs

The Company incurs costs to develop software for internal use. The Company expenses all costs that relate to the planning and post-implementation phases of development as product development expense. Costs incurred in the application development phase, consisting principally of payroll and related benefits, are capitalized. Upon completion, the capitalized costs are amortized using the straight-line method over their estimated useful lives, which is generally three years.

Website development costs

The Company incurs costs to develop its website applications. The Company expenses all costs that relate to the planning and post-implementation phases of website development as product development expense. Costs incurred in the application development phase, consisting principally of third-party consultants and related charges, and the costs of content determined to provide a future economic benefit, are capitalized. Upon completion, the capitalized costs are amortized using the straight-line method over their estimated useful lives, which is generally three years.

Goodwill

Goodwill represents the excess cost over fair value of the identifiable net assets of acquired businesses.

Goodwill is tested for impairment on an annual basis as of October 1, and whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. Application of the impairment test requires judgment and results in impairment being recognized if the carrying value of the asset exceeds its fair value.

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

An initial qualitative analysis is performed evaluating whether any events and circumstances occurred or exist that provide evidence that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, based on this analysis, indicators deem it not more likely than not that the fair value of the reporting unit is less than its carrying amount, no quantitative impairment test is performed. However, if the results determine that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a two-step quantitative impairment test is performed.

If and when needed to complete the two-step quantitative assessment, the fair value of goodwill is estimated using a combination of an income approach based on the present value of estimated future cash flows, and a market approach examining transactions in the marketplace involving the sale of stocks of similar but publicly traded companies, or the sale of entire companies engaged in operations similar to those of the Company. As the Company has one operating segment and one reporting unit, the first step of the impairment test requires a comparison of the fair value of the reporting unit, or business enterprise value as a whole, to the carrying value of the Company’s invested capital. If the carrying amount is higher than the fair value, there is indication that an impairment may exist, and a second step must be performed. If the carrying amount is less than the fair value, no indication of impairment exists, and a second step is not performed.

The evaluation of the Company’s goodwill indicated that the carrying value of the asset was less than the fair value and, accordingly, there was no impairment loss recognized for the years ended December 31, 2010, 2011 and 2012.

Long-lived assets

The Company reviews long-lived assets, including property and equipment and intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The intangible assets with definite lives consist principally of trade names, customer relationships and agreements with certain of the Company’s website partners. Definite-lived intangible assets are amortized over their estimated useful lives, ranging from three to ten years, using the straight-line method which approximates the pattern in which economic benefits are consumed. In accordance with its policy, the Company reviews the estimated useful lives of its intangible assets on an ongoing basis. There have been no indicators of impairment of the Company’s long-lived assets during the years ended December 31, 2010, 2011 and 2012.

Revenue recognition and deferred revenue

The Company generates its revenue primarily through advertising and sponsorships, and premium services, including subscriptions, and, to a lesser extent, licensing fees and merchandise sales.

Advertising revenue is recognized in the period in which the advertisement is delivered. Revenue from sponsorships is recognized over the period the Company substantially satisfies its contractual obligations as required under the respective sponsorship agreements. When contractual arrangements contain multiple elements, revenue is allocated to each element based on its relative fair value determined using prices charged when elements are sold separately. In instances where individual deliverables are not sold separately, or when third-party evidence is not available, fair value is determined based on management’s best estimate of selling price.

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

Subscriptions are generally paid in advance on a monthly, quarterly or annual basis. Subscription revenue, after deducting refunds and charge-backs, is recognized on a straight-line basis ratably over the subscription periods. Licensing revenue is generally recognized over the life of the contract. Revenue from merchandise sales, including charges for shipping, is recognized when products are shipped to customers, which is when title is deemed to have passed to the customer.

Deferred revenue relates to: (i) subscription fees for which amounts have been collected but for which revenue has not been recognized, and (ii) advertising and sponsorship fees and licensing fees billed in advance of when the revenue is to be earned.

Inventory

Inventory consists of finished goods, primarily books, compact discs, DVDs and fitness equipment, and is valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method.

Cost of revenues

Cost of revenues consists principally of the expenses associated with aggregating the total audience across the Company’s portfolio of websites, including (i) royalty expenses for licensing content for certain websites within the portfolio and for the portion of advertising revenue the Company pays to the owners of certain other websites within the portfolio, and (ii) media costs associated with audience aggregation activities. Cost of revenues also includes credit card fees and service charges associated with subscription fees for the Company’s premium services, and merchandise inventory and fulfillment costs, including the cost of outbound shipping charges.

Royalty expense amounted to $17,246, $15,130 and $13,508 for the years ended December 31, 2010, 2011 and 2012, respectively.

Media costs consist primarily of fees paid to online publishers, internet search companies and other media channels for search engine and database marketing, and display and television advertising. These media activities are attributable to revenue-generating and audience aggregation events, designed to increase the audience to the websites the Company operates, increase the number of subscribers to premium services and grow the Company’s registered user base. The media costs are included in cost of revenues in the accompanying consolidated statements of operations and totaled $24,463, $22,287 and $24,813 for the years ended December 31, 2010, 2011 and 2012, respectively.

Other expense

During 2009 and 2010, the Company incurred $2,250 of costs associated with the registration statement filed with the SEC for a potential initial public offering, including legal, accounting and printing fees. As the Company elected to pursue a private financing in 2010 in lieu of completing the offering, such costs were written off and are reflected in other expense in the accompanying consolidated statement of operations for the year ended December 31, 2010.

In connection with the refinancing of its credit facilities, the Company wrote off unamortized deferred financing costs totaling $631 and $1,069 for the years ended December 31, 2010 and 2012, respectively. Such charges are reflected in other expense in the accompanying consolidated statements of operations.

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

Income taxes

The Company accounts for taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Based on estimates, the Company has provided a valuation allowance on net deferred tax assets to the extent it is deemed that such assets will not be realized.

The Company utilizes a threshold and measurement attribute for the financial recognition and measurement of a tax position taken or expected to be taken in a tax return. The policy provides for de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition only to the extent that the position is considered “more likely than not” to be sustained upon examination, based on the technical merits of the position. The Company determines if the weight of available evidence indicates that a tax position is “more likely than not” to be sustained upon audit, including resolution of related appeals or litigation processes, if any. If a tax position is not considered “more likely than not” to be sustained, then no benefits of the position are to be recognized.

Comprehensive income

We have no items of other comprehensive income, and accordingly net loss is equal to comprehensive loss for all periods presented.

Fair value of financial instruments

Due to their short-term maturities, the carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value. The fair value of the Company’s debt approximates the recorded amounts as the interest rates on the credit facilities are based on market rate interest.

Stock-based compensation

The Company accounts for all share-based payments, including grants of employee stock options, based on the fair value of the award measured at the grant date. The Company uses the Black-Scholes option pricing model to estimate the fair value of the stock options awards. The stock-based compensation expense is recognized over the period during which the recipient provides services, generally the vesting period.

Business concentrations and credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.

Cash and cash equivalents includes U.S. Treasury securities and other money market funds.

Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company’s customer base and the ongoing credit evaluation of its customers.

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

For the years ended December 31, 2010, 2011 and 2012, no advertising customer accounted for greater than 10% of total revenues. As of December 31, 2011, no advertising customer accounted for greater than 10% of accounts receivable. As of December 31, 2012, two advertising customers accounted for 17% and 10% of accounts receivable, respectively. As many of the Company’s advertising customers work through the same advertising agencies, the Company also monitors the concentration of accounts receivable at the agency level. As of December 31, 2011, three advertising agencies accounted for 12%, 12% and 13% of accounts receivable, respectively. As of December 31, 2012, three advertising agencies accounted for 11%, 13% and 22% of accounts receivable, respectively.

An allowance for doubtful accounts is established with respect to those amounts that the Company has determined to be doubtful of collection, based upon factors surrounding the credit risk of customers, historical experience and other information.

The following table summarizes the activity of the allowance for doubtful accounts:

	Year Ended December 31
	2010	2011	2012

Balance at beginning of year	$1,303	$735	$835
Bad debt provision	(187)	148	501
Write-offs	(381)	(48)	(685)

Balance at end of year	$735	$835	$651

Segment information

The Company and its subsidiaries are organized in a single operating segment, providing online health solutions, and the Company also has one reportable segment. Substantially all of the Company’s revenues are derived from U.S. sources.

Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted-average number of outstanding shares of common stock during the period. Diluted net loss per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, potential common shares outstanding during the period. Potential common shares consist primarily of incremental shares issuable upon the assumed exercise of stock options and warrants using the treasury stock method. For the years ended December 31, 2010, 2011 and 2012, the Company had outstanding options, warrants and preferred stock as disclosed in Notes 8, 9 and 11, which were convertible into or exercisable for common shares that were not included in the calculation of diluted loss per common share because the effect would have been anti-dilutive.

Foreign currency

The financial statements and transactions of the Company’s foreign subsidiary are maintained in its local currency. The translation of foreign currencies into United States dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date, and for revenue and expense

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

accounts using average exchange rates during the year. Foreign currency gains or losses are included in the consolidated statements of operations and were not material in any of the periods presented.

Recent accounting standards

In 2012, the Company adopted guidance which amended the existing guidance on fair value measurements. The amendments are intended to create consistency between U.S. GAAP and International Financial Reporting Standards on measuring fair value, as well as its related disclosure requirements. The amendments clarify the application of existing fair value measurement and disclosure requirements, including (i) the application of the highest and best use valuation premise concepts, (ii) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (iii) disclosing quantitative information about the unobservable inputs for fair value measurements categorized within Level 3. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In 2012, the Company adopted guidance which amended the existing guidance on the presentation of comprehensive income. Under the amended guidance, entities have the option to present the components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Entities no longer have the option of presenting the components of other comprehensive income within the statement of changes in stockholders’ equity. The guidance does not change the items that are reported in other comprehensive income. The amendment is effective on a retrospective basis for fiscal years, and interim periods within those years, beginning after December 15, 2012. As the Company does not have other comprehensive income, the adoption of this standard did not have any effect on the consolidated financial statements.

In 2012, the Company adopted guidance that provides companies with an option to use a qualitative assessment to test goodwill for impairment. If it is not more likely than not that the fair value of a reporting unit is less than its carrying value, no further assessment of that reporting unit’s goodwill is necessary. If it is more likely than not that the fair value of the reporting unit is less than its carrying value, then the goodwill must be tested using a two-step process based on prior accounting guidance, and if the carrying value of a reporting unit’s goodwill exceeds its implied fair value, an impairment loss equal to the excess is recorded. There are no impairment charges recorded in 2010, 2011 and 2012.

3. Acquisitions

In December 2010, the Company acquired all of the outstanding equity of MedPage Holdings, Inc., a Delaware corporation, and its subsidiary, MedPage Today, LLC (collectively, “MPT”), which operated certain health-related websites targeted primarily to healthcare professionals. The MPT acquisition enabled the Company to offer advertising and marketing solutions directed at healthcare professionals. The purchase price was valued at $17,771, consisting of $13,912 in cash, $308 due to seller and 394,659 shares of Series G redeemable convertible preferred stock valued at $3,551.

For the year ended December 31, 2010, acquisition-related costs of $390 are included in general and administrative expenses in the accompanying consolidated statement of operations. The acquisition was accounted for as a purchase business combination and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values. The results of operations of MPT have been included in the consolidated financial statements of the Company from

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

December 13, 2010, which was the closing date of the acquisition. Pro forma consolidated results of operations giving effect to this acquisition would not vary materially from historical results.

The following table summarizes the tangible and intangible assets acquired, the liabilities assumed and the consideration paid:

Cash	$910
Accounts receivable	1,412
Prepaid expenses and other current assets	251
Property and equipment	1,269
Goodwill	9,005
Intangible assets	6,785
Other assets	13
Accounts payable	(352)
Accrued expenses	(370)
Deferred revenue	(1,152)

Total consideration paid	$17,771

In April 2011, the Company acquired all of the outstanding equity of DDC Internet, Inc. (“DDC”), which operated online directories for physicians and other healthcare providers. The purchase price consisted of $3,500 paid in cash at closing, $1,400 payable in cash in each of January 2012 and June 2012, and the issuance of $350 of Company common stock on each of those two dates. The 2012 cash payments were assigned a fair value of $2,631 as of the acquisition date; thus, the purchase price was valued at $6,831, and the cash and stock amounts due the selling shareholder are included in other current liabilities in the accompanying consolidated balance sheet as of December 31, 2011. As of December 31, 2012, all payments were made. For the year ended December 31, 2011, acquisition-related costs of $10 are included in general and administrative expenses in the accompanying consolidated statement of operations. The acquisition was accounted for as a purchase business combination and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values. The results of operations of DDC have been included in the consolidated financial statements of the Company from April 6, 2011, which was the closing date of the acquisition. Pro forma consolidated results of operations giving effect to this acquisition would not vary materially from historical results.

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

The following table summarizes the tangible and intangible assets acquired, the liabilities assumed and the consideration paid:

Accounts receivable	$61
Prepaid expenses and other current assets	142
Property and equipment	210
Goodwill	4,597
Intangible assets	2,400
Other assets	11
Accounts payable	(154)
Accrued expenses	(153)
Other current liabilities	(283)

Total consideration paid	$6,831

In addition to the purchase price, the selling stockholder of DDC is eligible to receive additional payments based on the Company’s achievement of certain revenue targets during the period from January 2011 through June 2013. These contingent earn-out payments, paid in cash and shares of the Company’s common stock, are also contingent upon the continued employment with the Company of the selling stockholder. The Company records any such earn-outs as compensation expense for the applicable periods. For the years ended December 31, 2011 and 2012, the Company incurred $1,000 and $1,428 of such expense, respectively, which is included in sales and marketing expense in the accompanying consolidated statements of operations and accrued expenses in the accompanying consolidated balance sheets as of December 31, 2011 and 2012.

In September 2012, the Company acquired all of the outstanding equity of EQAL, Inc., a Delaware corporation (“EQ”), which managed digital media properties for various brands and celebrities. The EQ acquisition enabled the Company to expand its core lifestyle offerings by exploiting EQ’s expertise in branded digital content, scripted video, social marketing and celebrity influence. The purchase price was valued at $9,155, consisting of $6,701 in cash and shares of common stock valued at $2,454. The cash and stock amounts due to the selling stockholders are payable in installments during 2013, and the $9,155 obligation is included in other current liabilities in the accompanying balance sheet as of December 31, 2012.

For the year ended December 31, 2012, acquisition-related costs of $89 are included in general and administrative expenses in the accompanying consolidated statement of operations. The acquisition was accounted for as a purchase business combination and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values. The results of operations of EQ have been included in the consolidated financial statements of the Company from September 21, 2012, the closing date of the acquisition. Pro forma consolidated results of operations giving effect to this acquisition would not vary materially from historical results.

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

The following table summarizes the tangible and intangible assets acquired, the liabilities assumed and the consideration paid:

Cash	$174
Accounts receivable	1,086
Other current assets	237
Property and equipment	18
Goodwill	9,583
Intangible assets	1,130
Other assets	26
Accounts payable	(437)
Accrued expenses	(1,482)
Deferred revenue	(625)
Other current liabilities	(555)

Total consideration paid	$9,155

In addition to the purchase price, the selling stockholders of EQ are eligible to receive up to an additional $5,000 based on the Company’s achievement of certain revenue targets during 2013. The two founders of EQ are also eligible to receive additional amounts of up to $2,500 each based on the Company’s achievement of certain revenue targets during 2013. These contingent earn-out payments, paid in cash and shares of the Company’s common stock, are contingent upon the continued employment with the Company of at least one of the EQ founders. The Company records any such earn-outs as compensation expense for the applicable periods.

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	December 31
	2011	2012

Prepaid royalties	$465	$1,148
Prepaid insurance	173	174
Prepaid media marketing	1,236	384
Other	992	2,201

Total	$2,866	$3,907

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

5. Property and equipment

Property and equipment consist of the following:

	December 31
	2011	2012

Computer equipment and purchased software	$7,871	$9,240
Internally developed software	15,417	22,543
Acquired technology	927	927
Furniture, fixtures and office equipment	2,559	2,779
Leasehold improvements	5,622	6,296
Website development costs	15,979	20,060

	48,375	61,845
Less accumulated depreciation and amortization	(27,501)	(38,228)

Total	$20,874	$23,617

During the years ended December 31, 2010, 2011 and 2012, the Company capitalized $3,445, $5,085 and $7,279, respectively, of internally developed software costs. Unamortized internally developed software was $6,754 and $9,732 as of December 31, 2011 and 2012, respectively. Amortization expense of internally developed software was $2,904, $3,550 and $4,301 for the years ended December 31, 2010, 2011 and 2012, respectively.

Depreciation and amortization expense related to property and equipment is classified as follows in the accompanying consolidated statements of operations:

	Year Ended December 31
	2010	2011	2012

Sales and marketing	$1,474	$1,356	$1,065
Product development	6,635	8,306	9,566
General and administrative	548	534	423

Total depreciation and amortization	$8,657	$10,196	$11,054

6. Goodwill and other intangible assets

During the year ended December 31, 2011, goodwill of $4,597 and definite-lived intangible assets of $2,400 were recorded in connection with the DDC acquisition (see Note 3), and goodwill of $1,053 was recorded in connection with a tax benefit associated with the release of the Company’s valuation allowance (see Note 12).

During the year ended December 31, 2012, goodwill of $9,583 and definite-lived intangible assets of $1,130 were recorded in connection with the EQ acquisition (see Note 3).

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

Intangible assets consist of the following:

	December 31, 2011				December 31, 2012
	Gross carrying amount	Accumulated amortization	Net	Weighted- average remaining useful life(a)	Gross carrying amount	Accumulated amortization	Net	Weighted- average remaining useful life(a)

Customer relationships	$11,740	$(6,416)	$5,324	3.4	$12,870	$(8,735)	$4,135	3.0
Other intangibles	4,270	(1,868)	2,402	3.8	4,270	(2,503)	1,767	2.8
Trade names	11,575	(1,151)	10,424	9.0	11,575	(2,309)	9,266	8.0

Total	$27,585	$(9,435)	$18,150		$28,715	$(13,547)	$15,168

(a)

The calculation of the weighted-average remaining useful life is based on weighting the net book value of each asset in its group, and applying the weight to its respective remaining amortization period.

Amortization expense relating to the definite-lived intangible assets totaled $2,468, $3,921 and $4,112 for the years ended December 31, 2010, 2011 and 2012, respectively, and is included in general and administrative expense in the accompanying consolidated statements of operations.

Future amortization expense of the intangible assets is estimated to be as follows:

Year ending December 31:

2013	$3,913
2014	2,504
2015	2,259
2016	1,493
2017	1,484
Thereafter	3,515

Total	$15,168

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

7. Accrued expenses

Accrued expenses consist of the following:

	December 31
	2011	2012

Compensation	$6,196	$6,934
Royalties	4,296	3,634
Media and licensed content	850	2,827
Professional fees	111	655
Other	2,538	4,992

Total	$13,991	$19,042

8. Long-term debt

In September 2010, the Company entered into a loan and security agreement with an unrelated third party (the “Original Credit Facility”). The Original Credit Facility consists of the following: (i) a 24-month revolving credit facility, which has a borrowing base that is determined by a percentage of eligible accounts receivable, as defined (the “Revolver”), and (ii) a $6,000 42-month term loan (the “Original Term Loan”).

During the year ended December 31, 2011, the Company entered into loan modifications to the Original Credit Facility (the “2011 Loan Modifications”). The 2011 Loan Modifications consist of an additional $2,500 42-month term loan (the “Additional Term Loan”) and revisions to certain financial and operational covenants and interest rates, as described below. The Original Term Loan and the Additional Term Loan are collectively referred to as the “Term Loan.”

During the year ended December 31, 2012, the Company entered into loan modifications to the Original Credit Facility, as amended by the 2011 Loan Modifications (the “2012 Loan Modifications”). The 2012 Loan Modifications consist of an increase to the maximum amount that can be outstanding under the Revolver, as well as a 36- month extension of the maturity date of the Revolver. The 2012 Loan Modifications also consist of revisions to certain financial and operational covenants and interest rates, as described below. The Original Credit Facility, the 2011 Loan Modifications and the 2012 Loan Modifications are collectively referred to as the “Credit Facility.”

Under the Credit Facility, the maximum amount that can be outstanding under the Revolver is the lesser of (i) $25,000 and (ii) 80% of eligible accounts receivable. The maximum amount that can be outstanding under the Term Loan is $8,500. The repayment terms of the Revolver provide for monthly interest payments, with the principal being due in September 2015. The repayment terms for the Term Loan provide for monthly interest payments, with principal payments commencing in April 2011 and ending in March 2014 for the Original Term Loan, and principal payments commencing in January 2012 and ending in December 2014 for the Additional Term Loan.

At December 31, 2011, outstanding borrowings under the Revolver and Term Loan amounted to $18,440 and $7,000, respectively. At December 31, 2012, outstanding borrowings under the Revolver and Term Loan amounted to $23,500 and $4,167, respectively.

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

At December 31, 2010, the interest rate on the Revolver was the lender prime rate (hereinafter, “Lender Prime rate”) plus 1.25%, or 5.25%. At December 31, 2011, the interest rate on the Revolver was the Lender Prime rate plus 1.50%, or 5.50%. At December 31, 2012, the interest rate on the Revolver was the Wall Street Journal Prime Rate (hereinafter, “WSJ Prime rate”) plus 2.0%, or 5.25%. Under the Original Credit Facility and the 2011 Loan Modifications, the interest rate for the Term Loan was equal to the Lender Prime rate plus 2.50%, or 6.50%, as of December 31, 2010 and 2011. Under the 2012 Loan Modifications, the interest rate for the Term Loan was equal to the WSJ Prime rate plus 3.25%, or 6.50%, as of December 31, 2012.

In October 2012, the Company entered into a subordinated loan and security agreement with the lender under the Credit Facility and an unrelated third party (the “Subordinated Facility”). The Subordinated Facility consists of a 36-month term loan.

Under the Subordinated Facility, the maximum amount that can be outstanding is $35,000. The repayment terms for the Subordinated Facility provide for monthly interest payments commencing in November 2012 and ending in November 2015. The principal amount is payable in full in October 2015. The interest rate for the Subordinated Facility is 14.0%, consisting of 10.5% paid monthly and 3.50% which may be paid monthly or may be deferred at the Company’s option and paid at a later date, along with accrued interest thereon. At December 31, 2012, outstanding borrowings under the Subordinated Facility amounted to $35,000.

In connection with the Subordinated Facility, the Company issued to the lenders warrants to purchase a total of 641,390 shares of common stock at $0.01 per share. The warrants were immediately exercisable. Accordingly, the Company calculated the fair value of the warrants using the Black-Scholes option pricing model and recorded deferred financing costs during the year ended December 31, 2012 of $3,452.

In December 2011, the Company entered into a loan and security agreement with an unrelated third party (the “Former Subordinated Facility”). The Former Subordinated Facility consisted of a 54-month term loan. Under the Former Subordinated Facility, the maximum amount that could be outstanding was $15,000. The repayment terms for the Former Subordinated Facility provided for monthly interest payments, with principal payments commencing in January 2014 and ending in June 2016. The interest rate for the Former Subordinated Facility was 13.0%. At December 31, 2011, outstanding borrowings under the Subordinated Facility amounted to $15,000. As part of the closing of the Subordinated Facility in October 2012, the Company repaid all outstanding borrowings under the Former Subordinated Facility, and such subordinated credit facility was terminated.

In connection with the Former Subordinated Facility, the Company issued to the lender a warrant to purchase 225,000 shares of common stock at $0.01 per share. The warrants were immediately exercisable.

Accordingly, the Company calculated the fair value of the warrants using the Black-Scholes option pricing model and recorded deferred financing costs during the year ended December 31, 2011 of $1,044.

Maturities of debt outstanding as of December 31, 2012 are as follows:

2013	$2,833
2014	1,333
2015	58,500

Total	$62,666

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

The Credit Facility and Subordinated Facility contain certain financial and operational covenants with which the Company must comply, whether or not there are any borrowings outstanding. Such covenants include restrictions on certain types of dispositions, mergers and acquisitions, indebtedness, investments, liens and capital expenditures, issuance of capital stock and the ability of the Company to pay dividends and make other distributions. The Company was in compliance with the financial and operational covenants of the Credit Facility and Subordinated Facility as of December 31, 2012. The Credit Facility is secured by a first priority security interest in substantially all of the existing and future assets of the Company. The Subordinated Facility is secured by a junior security interest in substantially all of the existing and future assets of the Company.

The Company incurred financing costs of $238, $400 and $1,345 (excluding costs related to warrants) during the years ended December 31, 2010, 2011 and 2012, respectively, which, along with the fair value of warrants, have been deferred and amortized using the effective interest rate method through the final maturities of the Credit Facility and Subordinated Facility. Deferred financing costs are recorded in other assets in the accompanying consolidated balance sheets. Amortization expense relating to the deferred financing costs was $29, $139 and $687 for the years ended December 31, 2010, 2011 and 2012, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

As part of the closing of the Subordinated Facility in October 2012 and the termination of the Former Subordinated Facility at that time, the Company wrote-off the remaining unamortized deferred financing costs of $1,069 on the Former Subordinated Facility. This amount is included in other expense in the accompanying consolidated statements of operations. As part of the closing of the Original Credit Facility in September 2010, the Company repaid all outstanding borrowings under the Company’s then-existing credit facilities, and such credit facilities were terminated. Additionally, for the year ended December 31, 2010, the Company wrote-off the remaining unamortized deferred financing costs and incurred a prepayment penalty of $480 and $151, respectively, on the Company’s then-existing credit facilities. These amounts are included in other expense in the accompanying consolidated statements of operations.

In connection with certain credit facilities from 2009 and earlier, the Company issued to the lenders: (i) a warrant to purchase 47,285 shares of Series F redeemable convertible preferred stock at $7.61 per share, (ii) a warrant to purchase 65,674 shares of Series F redeemable convertible preferred stock at $7.61 per share, and (iii) a warrant to purchase 110,018 shares of Series C redeemable convertible preferred stock at $3.27 per share. These warrants were immediately exercisable and remain outstanding at December 31, 2012.

9. Redeemable convertible preferred stock

In March 2003, the Company issued 3,450,000 shares of Series A redeemable convertible preferred stock (“Series A”) for aggregate net proceeds of $1,053.

In November 2003 and July 2004, the Company issued 2,012,612 and 534,640 shares, respectively, of Series B redeemable convertible preferred stock (“Series B”) for aggregate proceeds of $4,500, before related expenses of $87. In February 2006, the Company issued 1,833,633 shares of Series C redeemable convertible preferred stock (“Series C”) for aggregate proceeds of $6,000, before related expenses of $118.

In August and September 2007, the Company issued 2,915,725 and 727,950 shares, respectively, of its Series D redeemable convertible preferred stock (“Series D”) for aggregate proceeds of $25,027, before related expenses of $1,673. Pursuant to the terms of an agreement with one of the Company’s partners, in February

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

2008, the partner elected to receive the first $2,000 of its royalty in Series D in lieu of cash. Accordingly, the Company issued 291,180 shares of its Series D to such partner.

In October 2008, in connection with an acquisition, the Company issued 8,930,966 shares of its Series E redeemable convertible preferred stock (“Series E”) in exchange for all of the outstanding equity of the acquired company. The Series E shares were valued at $7.98 per share, resulting in an aggregate valuation of the consideration exchanged of $71,250.

In October and November 2008, the Company issued an aggregate of 2,951,128 shares of Series F redeemable convertible preferred stock (“Series F”) for aggregate proceeds of approximately $22,468.

In November 2010, the Company issued an aggregate of 2,222,222 shares of Series G redeemable convertible preferred stock (“Series G”) for aggregate proceeds of $20,000, before related expenses of $190. In connection with the acquisition of MPT (see Note 3), the Company issued 394,659 shares of its Series G, in addition to the cash consideration paid to the sellers.

In May 2011, the Company issued an aggregate of 555,555 shares of Series G for aggregate proceeds of $5,000, before related expenses of $15.

The redeemable convertible preferred stock, Series A-G (collectively, the “Preferred Stock”), have the following characteristics:

Conversion

Each share of Preferred Stock is convertible at the option of the holder, at any time, into such number of fully paid shares of the Company’s common stock equal to the applicable original issue price for such share of Preferred Stock divided by the applicable conversion price for such share of Preferred Stock then in effect. As of December 31, 2012, the original issue prices and the conversion prices for each series of Preferred Stock are as follows: $0.50 for Series A, $1.77 for Series B, $3.27 for Series C, $6.87 for Series D, $7.98 for Series E, $7.61 for Series F and $9.00 for Series G, reflecting a one-for-one conversion for each such series. The conversion prices for each series of Preferred Stock are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or other similar recapitalizations, and issuance of capital stock at a price below the conversion price in effect for such series of Preferred Stock (subject to certain exceptions). The Preferred Stock is subject to automatic conversion into common stock upon (i) the occurrence of a qualified public offering of the Company’s common stock, as defined, or (ii) a specified vote by holders of Preferred Stock.

Dividends

The holders of Preferred Stock are entitled to receive, when and as declared by the Board of Directors and out of funds legally available, non-cumulative dividends at a rate determined by the Board of Directors, payable in preference and priority to the payment of any dividends on common stock. Through December 31, 2012, no dividends were declared or paid by the Company.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the then outstanding Preferred Stock shall receive, in preference to any payments to the

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

holders of common stock, an amount (i) for the Preferred Stock other than the Series G, equal to the original issue price for such series of Preferred Stock (except that the holders of Series E shall receive $1.77 per share in lieu of the original issue price) plus all declared but unpaid dividends and (ii) for the Series G, equal to the original issue price for the Series G, plus an amount per share per annum equal to $0.90 compounded annually (subject to a maximum amount, including the original issue price for the Series G, equal to $12.15), plus all declared but unpaid dividends (“Preferential Payments”).

After all Preferential Payments, the remaining assets of the Company shall be distributed among the holders of the shares of Series A, Series C, Series D and common stock, pro rata, based on the number of shares held on an “as-if converted” basis (except that the holders of shares of Series C and Series D shall not receive more than an aggregate of $6.54 and $10.30, respectively, including Preferential Payments).

Voting

Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which such holder’s shares of Preferred Stock are convertible at the time of such vote and shall vote together with the holders of common stock on any matters presented to the stockholders for their consideration. In addition, the holders of Preferred Stock are entitled to vote separately from the common stock to elect six members of the Board of Directors and to approve certain specified matters. On all matters in which the holders of Preferred Stock vote separately, the holders of Series E may not cast more than 28.5% of the votes (the “Series E Reduced Voting”).

Common stock reserved for future issuance

As of December 31, 2012, the Company has reserved up to 27,204,144 shares of common stock for issuance upon conversion of the Company’s Preferred Stock and exercise of the credit facility warrants that are exercisable for Preferred Stock.

Redemption

Redemption rights issued in connection with the Series C were extended to the holders of the Series A and Series B in February 2006, with the right to require redemption commencing 60 days after receipt by the Company of a notice by the holders of Preferred Stock on or after February 2011. Redemption rights were also issued to the holders of the Series D, with the right to require redemption commencing 60 days after receipt by the Company of a notice by the holders of Preferred Stock on or after August 2012.

Concurrent with the issuance of the Series D, the holders of the Series A, Series B and Series C agreed to modify their redemption rights so that the right to require redemption commenced 60 days after receipt by the Company of a notice by the holders of Preferred Stock on or after August 2012. Concurrent with the issuance of the Series F, the holders of Series A, Series B, Series C, Series D and Series E agreed to modify their redemption rights so that the right to require redemption requires approval of at least 56% of the outstanding Preferred Stock (subject to the Series E Reduced Voting), commencing 60 days after receipt by the Company of a notice by the holders of Preferred Stock on or after October 15, 2013.

Concurrent with the issuance of the Series G, (i) the holders of Series A, Series B, Series C, Series D, Series E and Series F agreed to modify their redemption rights so that the right to require redemption requires approval of at least 56% of the outstanding Series A, Series B, Series C, Series D, Series E and Series F

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

(subject to the Series E Reduced Voting), and (ii) the holders of a majority of the Series G were given the right to require redemption, in each case, commencing not less than 75 days and not more than 90 days (subject to certain modifications, as set forth in the Company’s certificate of incorporation) after receipt by the Company of a notice by such holders of Preferred Stock on or after November 10, 2016. Accordingly, (i) at the option of 56% of the holders of Series A, Series B, Series C, Series D, Series E and Series F (subject to the Series E Reduced Voting), each share of Series A, Series B, Series C, Series D, Series E and Series F becomes redeemable at a price equal to the applicable original issue price per such share of Preferred Stock, plus all declared but unpaid dividends thereon, commencing not less than 75 days and not more than 90 days (subject to certain modifications, as set forth in the Company’s certificate of incorporation) after receipt by the Company of a notice by the holders of such Preferred Stock on or after November 10, 2016, and (ii) at the option of a majority of the holders of Series G, each share of Series G becomes redeemable at a price equal to the applicable original issue price per share of Series G, plus all declared but unpaid dividends thereon, commencing not less than 75 days and not more than 90 days (subject to certain modifications, as set forth in the Company’s certificate of incorporation) after receipt by the Company of a notice by the holders of Series G on or after November 10, 2016. In addition, for as long as any share of Series G is not redeemed after the date on which the Company had the obligation to redeem such share, interest at the rate of 15% per annum shall accrue on the redemption price of such share of Series G, which interest shall be payable quarterly in arrears.

The Company has recorded its Preferred Stock outside of permanent equity because the redemption feature is not solely within the control of the Company.

Redeemable convertible preferred stock consisted of the following at December 31, 2012:

	Shares		Stated value, net of expenses	Liquidation preference
	Authorized	Issued and outstanding

Redeemable convertible preferred stock:
Series A	3,450,000	3,450,000	$1,053	$1,725
Series B	2,547,252	2,547,252	4,413	4,500
Series C	1,943,651	1,833,633	5,882	6,000
Series D	3,934,855	3,934,855	25,354	27,027
Series E	8,930,966	8,930,966	71,250	15,789
Series F	3,064,087	2,951,128	22,468	22,468
Series G	3,333,333	3,172,436	28,346	34,675

Total	27,204,144	26,820,270	$158,766	$112,184

10. Equity

Authorized capital

As of December 31, 2012, the Company was authorized to issue 45,000,000 shares of its common stock. As of December 31, 2012, the Company has reserved 27,204,144 shares of common stock for issuance in connection

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

with its Preferred Stock and credit facility warrants, and 9,350,000 shares for issuance under its 2003 Stock Option Plan.

11. Stock options

The Company has adopted the 2003 Stock Option Plan, as amended (the “2003 Plan”), that authorizes the Board of Directors to grant incentive stock options and non-statutory stock options to employees, directors and consultants of the Company and its affiliates. Options are granted at prices not less than the estimated fair market value of the Company’s common stock on the date of grant. The options generally vest and become exercisable over four years from the date of grant and expire after ten years. As of December 31, 2012, 638,883 shares remained available for future awards under the 2003 Plan.

The following table summarizes stock option activity for the years ended December 31, 2010, 2011 and 2012:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life (years)	Aggregate intrinsic value

Outstanding at December 31, 2009	4,751,879	$4.52
Granted	2,180,950	5.13
Exercised	(116,171)	3.11
Cancelled	(262,717)	4.59

Outstanding at December 31, 2010	6,553,941	4.70
Granted	461,500	7.17
Exercised	(328,957)	1.89
Cancelled	(440,773)	5.57

Outstanding at December 31, 2011	6,245,711	4.95
Granted	2,181,000	4.52
Exercised	(69,759)	2.41
Cancelled	(449,167)	5.57

Outstanding at December 31, 2012	7,907,785	$4.85	7.01	$10,556

Exercisable at December 31, 2012	4,876,657	$4.86	5.92	$6,587

The total intrinsic value of the options exercised during the years ended December 31, 2010, 2011 and 2012 was $244, $1,803 and $218, respectively.

Proceeds from the exercise of options were $361, $622 and $168 for the years ended December 31, 2010, 2011 and 2012, respectively.

The weighted-average fair value per share at date of grant for options granted during the years ended December 31, 2010, 2011 and 2012 was $2.62, $3.46 and $2.21, respectively. The fair value of options granted

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

is estimated on the date of grant using the Black-Scholes option pricing model and recognized in expense over the vesting period of the options using the graded attribution method.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted in the years ended December 31, 2010, 2011 and 2012:

	2010	2011	2012

Volatility	51.97%	51.20%	49.50%
Expected life (years)	6.25	6.25	6.25
Risk-free interest rate	1.74%	1.59%	1.23%
Dividend yield	—	—	—

As the Company’s common stock is not publicly traded, the expected stock price volatilities are estimated based on historical realized volatilities of comparable publicly traded company stock prices over a period of time commensurate with the expected term of the option award. The expected life represents the period of time for which the options granted are expected to be outstanding. The Company used the simplified method for determining expected life for options qualifying for treatment due to the limited history the Company currently has with option exercise activity. The risk-free interest rate is based on the U.S. Treasury yield curve for periods equal to the expected term of the options on the grant date.

Total employee stock-based compensation expense was $2,957, $3,606 and $3,610 for the years ended December 31, 2010, 2011 and 2012, respectively.

At December 31, 2012, there was approximately $2,894 of unrecognized compensation expense related to unvested stock options, which is expected to be recognized over a weighted-average period of 2.64 years. The total fair value of stock options vested during the years ended December 31, 2010, 2011 and 2012 was $3,004, $3,550 and $3,014, respectively.

12. Income taxes

The provision (benefit) for income taxes consists of the following:

	2010	2011	2012

Federal	$—	$—	$—
State	107	59	62
Foreign	50	49	33

Total current	157	108	95

Federal	(1,500)	(563)	749
State	(428)	(160)	182

Total deferred	(1,928)	(723)	931

Total	$(1,771)	$(615)	$1,026

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

The current income tax provision for the years ended December 31, 2010, 2011 and 2012 consisted of state income taxes and foreign taxes. For the years ended December 31, 2010 and 2011, the deferred income tax benefit relates to the benefit associated with the remeasurement of the valuation allowances against the Company’s deferred tax assets related to the acquisitions of MPT and DDC (see Note 3) and other items, partially offset by a deferred tax charge relating to the basis differences in indefinite-lived intangible assets that cannot be offset by current year deferred tax assets. For the year ended December 31, 2012, the deferred income tax charge relates to basis differences in indefinite-lived intangible assets that cannot be offset by current year deferred tax assets.

The significant components of the Company’s deferred tax assets (liabilities) were as follows:

	December 31
	2011	2012

Deferred tax assets:
Net operating loss carryforwards	$31,705	$40,519
Allowance for doubtful accounts	263	177
Intangible assets	1,015	1,327
Deferred revenue	1,266	485
Stock-based compensation	5,411	6,860
Accrued expenses and other	2,045	3,030
Depreciation	69	505

Total deferred tax assets	41,774	52,903
Valuation allowance	(37,046)	(48,731)

Net deferred tax assets	4,728	4,172
Deferred tax liabilities:
Depreciation	—	—
Goodwill	(3,142)	(4,104)
Intangible assets	(4,729)	(4,172)
Other	(30)	—

Total deferred tax liabilities	(7,901)	(8,276)

Net deferred tax liabilities	$(3,173)	$(4,104)

The Company has provided a valuation allowance against deferred tax assets to the extent the Company has determined that it is more likely than not that such net deferred tax assets will not be realizable. In determining realizability, the Company considered numerous factors including historical profitability and reversing temporary differences, exclusive of indefinite-lived intangibles. The Company’s valuation allowance increased by $11,685 in 2012 due primarily to current year losses and the EQ acquisition that resulted in the Company recording a net deferred tax asset, which the Company determined was not more likely than not to be realizable.

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

At December 31, 2012, the Company had approximately $97,954 of net operating loss (“NOL”) carryforwards available to offset future taxable income, which expire from 2020 through 2032. The full utilization of these losses in the future is dependent upon the Company’s ability to generate taxable income and may also be limited due to ownership changes, as defined under the provisions of Section 382 of the Internal Revenue Code, as amended. The Company’s NOL carryforwards at December 31, 2012 include $1,827 in income tax deductions related to stock options. The benefit of these losses will be reflected as a credit to additional paid-in capital as realized.

The difference between the tax provision computed at the statutory rate and the tax provision recorded by the Company primarily relates to state and local income taxes and losses incurred for financial statement purposes for which no tax benefit has been recorded. A reconciliation between the statutory rate and the effective tax rate for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Year Ended December 31
	2010	2011	2012

Tax at statutory rate	$(3,968)	$(5,536)	$(7,556)
Permanent items	253	296	236
State taxes	(209)	(66)	159
Changes in valuation allowance	2,153	4,691	8,187

Total (benefit) provision	$(1,771)	$(615)	$1,026

As of December 31, 2011 and 2012, the Company had unrecognized tax benefits of $30 and $0, respectively. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within the Company’s provision for income taxes. As the state tax statute of limitation expired in 2012, the Company recorded a reduction in the balance of unrecognized tax benefits of $30.

The Company files income tax returns in the U.S. and various state and foreign jurisdictions. The Company is not subject to U.S. federal, state or non-U.S. income tax examinations by tax authorities for the years prior to 2009. However, to the extent U.S. federal and state NOL carryforwards are utilized, the use of NOLs could be subject to examination by the tax authorities. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open years based on assessment of many factors, including past experience and interpretations of tax law. The Company regularly assesses the adequacy of its income tax contingencies in accordance with ASC 740. As a result, the Company may adjust its income tax contingency liabilities for the impact of new facts and developments, such as changes in interpretations of relevant tax law and assessments from taxing authorities.

13. Commitments and contingencies

Operating leases

The Company is a party to certain non-cancellable operating leases for office space. The future minimum lease commitments for these leases, which expire on various dates through 2023, net of related aggregate sublease rentals, are as follows as of December 31, 2012:

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

2013	$2,978
2014	3,495
2015	3,512
2016	3,554
2017	3,424
Thereafter	21,658
Sublease rentals	(35)

Net lease commitments	$38,586

Rent expense, net of sublease income, was approximately $2,201, $2,690 and $3,009 for the years ended December 31, 2010, 2011 and 2012, respectively.

Minimum guaranteed payments

The Company has entered into certain agreements with website partners, pursuant to which the Company is required to pay minimum guaranteed payments over the term of the agreement, regardless of revenue generated by the Company. Future minimum guaranteed payments as of December 31, 2012, including guarantees relating to two new agreements with website partners executed in early 2013, are as follows:

2013	$12,277
2014	13,516
2015	14,410
2016	12,301
2017	11,463
Thereafter	18,643

Total	$82,610

Certain minimum guaranteed payments with respect to these agreements are subject to reductions if specified performance metrics are not maintained by the other party.

Contingency

During 2010, in connection with a state sales and use tax audit, the Company received an assessment for taxes and interest totaling $1,065 which, as a result of additional interest, increased to approximately $1,150 at December 31, 2011. During 2012, the Company and the state tax authority reached an agreement resolving this matter, including a revised assessment totaling $100.

14. Benefit plan

The Company sponsors a defined contribution 401(k) plan covering all eligible employees, which is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participants of the plan may make annual contributions up to the applicable IRS limit. The Company initiated a matching contribution to the plan

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

commencing in 2011, for which the Company expensed $225 and $339 during the years ended December 31, 2011 and 2012, respectively.

15. Related-party transactions

During the years ended December 31, 2011 and 2012, a consulting firm wholly-owned by one of the Company’s directors provided sales consulting services to the Company totaling $247 and $554, respectively. During the year ended December 31, 2012, the Company engaged a financial advisory firm to assist with certain financing initiatives for fees totaling $630. One of the Company’s directors was the executive chairman of the financial advisory firm until December 31, 2012.

16. Subsequent events

In May 2013, the merger agreement with EQAL, Inc. (“EQ”) entered into during September 2012 was amended with respect to the contingent earn-out provisions. Pursuant to the amendment, the selling stockholders and founders of EQ are eligible to receive up to $5,000 based on the Company’s achievement of certain revenue and operating income targets during 2013, with a minimum guaranteed payment of $2,000. Prior to this amendment, the selling stockholders and founders were eligible to receive up to $10,000. These contingent earn-out payments, including the minimum guaranteed payments associated therewith, are contingent upon the continued employment with the Company of at least one of the two EQ founders and shall be paid in cash and shares of the Company’s common stock. The Company records any such earn-outs as compensation expense for the applicable periods.

The Company evaluated subsequent events through July 29, 2013, the date these consolidated financial statements were available to be issued.

17. Quarterly financial data (unaudited)

The following tables summarize the quarterly financial data for the years ended December 31, 2011 and 2012:

	2011
	First quarter	Second quarter	Third quarter	Fourth quarter

Revenues	$24,493	$30,592	$30,237	$42,324
Operating expenses:
Cost of revenues	(10,531)	(10,121)	(9,442)	(10,974)
Sales and marketing	(7,537)	(9,958)	(10,340)	(12,173)
Product development	(8,289)	(8,610)	(9,481)	(10,982)
General and administrative	(5,305)	(5,511)	(5,480)	(7,139)

Total operating expenses	(31,662)	(34,200)	(34,743)	(41,268)

Income (loss) from operations	(7,169)	(3,608)	(4,506)	1,056
Interest expense, net	(279)	(377)	(409)	(524)
Other expense	—	—	—	—

Income (loss) before provision for income taxes	(7,448)	(3,985)	(4,915)	532
Benefit (provision) for income taxes	(256)	(234)	(244)	1,349

Everyday Health, Inc.
Notes to consolidated financial statements
(in thousands, except share and per share data)—continued

	2011
	First quarter	Second quarter	Third quarter	Fourth quarter

Net income (loss)	$(7,704)	$(4,219)	$(5,159)	$1,881

Net income (loss) per common share:
Basic	$(1.14)	$(0.62)	$(0.73)	$0.27

Diluted	$(1.14)	$(0.62)	$(0.73)	$0.24

Weighted-average common shares outstanding:
Basic	6,739,564	6,804,896	7,034,671	7,062,237

Diluted	6,739,564	6,804,896	7,034,671	7,831,013

	2012
	First quarter	Second quarter	Third quarter	Fourth quarter

Revenues	$29,898	$35,924	$33,872	$46,592
Operating expenses:
Cost of revenues	(10,080)	(10,208)	(9,899)	(12,104)
Sales and marketing	(9,711)	(10,896)	(10,497)	(13,948)
Product development	(10,434)	(12,262)	(11,021)	(13,438)
General and administrative	(5,931)	(6,915)	(6,649)	(7,754)

Total operating expenses	(36,156)	(40,281)	(38,066)	(47,244)

Loss from operations	(6,258)	(4,357)	(4,194)	(652)
Interest expense, net	(995)	(971)	(996)	(1,936)
Other expense	—	—	—	(1,069)

Loss before provision for income taxes	(7,253)	(5,328)	(5,190)	(3,657)
Provision for income taxes	(248)	(271)	(276)	(231)

Net loss	$(7,501)	$(5,599)	$(5,466)	$(3,888)

Net loss per common share—basic and diluted	$(1.05)	$(0.78)	$(0.76)	$(0.54)

Weighted-average common shares outstanding—basic and diluted	7,137,186	7,139,749	7,221,582	7,249,495

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC registration fee	$	*
Financial Industry Regulatory Authority filing fee		*
Nasdaq initial listing fee		*
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and Transfer Agent’s fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14. Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws, in each case to be in effect upon the closing of this offering, provide that: (i) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (ii) we may, in our discretion, indemnify our officers, employees and agents as set forth in the Delaware General Corporation Law; (iii) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (iv) the rights conferred in the bylaws are not exclusive; and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

We have entered into agreements with our directors that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2010, we have sold the following securities that were not registered under the Securities Act. The following information does not give effect to a   -for-   reverse split of our common stock to be effected prior to the completion of this offering.

1. On November 10, 2010, we sold 2,222,222 shares of Series G redeemable convertible preferred stock to five accredited investors in exchange for an aggregate of $19,999,998.

2. On December 13, 2010, we issued 176,248 shares of Series G redeemable convertible preferred stock to 13 accredited investors in connection with an acquisition of all the outstanding shares of a company. On December 13, 2011, 218,411 shares of Series G redeemable convertible preferred stock were released from escrow to 13 accredited investors in connection with such acquisition.

3. Pursuant to an agreement entered into on April 6, 2011, on January 3, 2012 and June 30, 2012, we issued an aggregate of 158,010 shares of common stock to three accredited investors in connection with an acquisition of all the outstanding shares of a company.

4. On May 24, 2011, we sold 555,555 shares of Series G redeemable convertible preferred stock to two accredited investors in exchange for an aggregate of $4,999,995.

5. On December 22, 2011, we issued a warrant to purchase 225,000 shares of common stock for an aggregate exercise price of $2,250 to an accredited investor.

6. Pursuant to an agreement entered into on September 14, 2012, on February 1, 2013, May 1, 2013 and July 1, 2013, we issued an aggregate of 432,480 shares of common stock to 11 accredited investors in connection with an acquisition of all the outstanding shares of a company. In addition, 25,985 shares of common stock are being held in escrow on behalf of such 11 accredited investors until September 21, 2013.

7. On October 22, 2012, we issued three warrants to purchase a total of 641,390 shares of common stock for an aggregate exercise price of $6,413.90 to three accredited investors.

8. On January 23, 2013, we issued 12,186 shares of common stock to one accredited investor in connection with an asset purchase.

9. From January 1, 2010 through March 31, 2013, we granted options under our 2003 Stock Option Plan to purchase an aggregate of 4,823,450 shares of our common stock to employees, consultants and directors, having exercise prices ranging from $4.23 to $8.00 per share. Of these, options to purchase an aggregate of 1,500,491 shares have been cancelled without being exercised. From January 1, 2010 through March 31, 2013, an aggregate of 517,387 shares were issued upon the exercise of stock options, at exercise prices between $0.50 and $6.18 per share, for aggregate proceeds of approximately $1,154,000.

No underwriters were used in the foregoing transactions. The sales of securities described in paragraphs (1) through (8) above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering and/or Rule 506 promulgated under the Securities Act. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the shares for investment and not distribution, and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

The sale and issuance of the securities described in paragraph (9) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1	Tenth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of the offering.
3.3	Bylaws of the Registrant, as currently in effect.
3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of the offering.
4.1*	Form of the Registrant Common Stock Certificate.
4.2*

Sixth Amended and Restated Stockholder Rights Agreement, by and between the Registrant and the investors listed on Schedule A thereto, key holders listed on Schedule B thereto and other holders listed on Schedule C thereto, dated as of November 10, 2010.

4.3*	Warrant Agreement to Purchase Shares of the Series C Preferred Stock of the Registrant by and between the Registrant and Hercules Technology Growth Capital, Inc., dated March 22, 2007.
4.4*	Warrant to Purchase Stock issued to Square 1 Bank, dated September 18, 2009.
4.5*	Warrant to Purchase Shares of Series F Preferred Stock issued to Compass Horizon Funding Company LLC, dated October 8, 2009.
4.6*	Warrant to Purchase Common Stock issued to Escalate Capital Partners SBIC I, L.P., dated December 22, 2011.
4.7*	Warrant to Purchase Stock issued to Silicon Valley Bank, dated October 22, 2012.
4.8*	Warrant to Purchase Stock issued to Silver Lake Waterman Fund, L.P., dated October 22, 2012.
4.9*	Warrant to Purchase Stock issued to WestRiver Mezzanine Loans, LLC, dated October 22, 2012.
5.1*	Opinion of Cooley LLP.

Exhibit Number	Description
10.1*	2003 Stock Option Plan, as amended, and related documents.
10.1.1*	Amendment to 2003 Stock Option Plan, dated March 22, 2013.
10.2*	2013 Equity Incentive Plan and related documents.
10.3*	Agreement of Lease between the Registrant and the Rector, Church-Wardens and Vestrymen of the Trinity Church in the City of New York, dated as of August 26, 2009.
10.3.1*	First Amendment to Lease, dated as of February 22, 2010.
10.3.2*	Second Amendment to Lease, dated as of May 1, 2010.
10.3.3*	Third Amendment to Lease, dated as of May 31, 2011.
10.3.4*	Fourth Amendment to Lease, dated as of April 1, 2012.
10.4*	Sublease between the Registrant and CT Corporation System, dated August 26, 2009.
10.5*	Form of Indemnification Agreement to be entered into with each director and executive officer of the Registrant.
10.6*	Loan and Security Agreement with Silicon Valley Bank, dated as of September 22, 2010.
10.6.1*	First Loan Modification Agreement with Silicon Valley Bank, dated as of April 27, 2011.
10.6.2*	Joinder Agreement with respect to Loan and Security Agreement with Silicon Valley Bank, dated as of July 8, 2011.
10.6.3*	Second Loan Modification Agreement with Silicon Valley Bank, dated as of December 21, 2011.
10.6.4*	Third Loan Modification Agreement with Silicon Valley Bank, dated as of August 10, 2012.
10.6.5*	Fourth Loan Modification Agreement with Silicon Valley Bank, dated as of October 22, 2012.
10.7*	Subordinated Loan and Security Agreement with Silicon Valley Bank and Silver Lake Waterman Fund, L.P., dated as of October 22, 2012.
10.8*	Employment Agreement between the Registrant and Benjamin Wolin, dated November 22, 2010.
10.9*	Employment Agreement between the Registrant and Michael Keriakos, dated November 22, 2010.
10.10*	Employment Agreement between the Registrant and Brian Cooper, dated November 22, 2010.
10.11*	Offer Letter between the Registrant and Alan Shapiro, dated October 18, 2007.
10.12*	Offer Letter between the Registrant and Paul Slavin, dated August 17, 2011.
10.12.1*	Amendment to Offer Letter between the Registrant and Paul Slavin, dated February 25, 2013.
10.13*	Offer Letter between the Registrant and Scott Wolf, dated May 9, 2005.
10.14*	Agreement with Myrtle Potter & Company, LLC, dated May 1, 2011.
10.14.1*	Agreement with Myrtle Potter & Company, LLC, dated September 10, 2012.
10.14.2*	Agreement with Myrtle Potter & Company, LLC, dated September 14, 2012.
10.15*	Everyday Health, Inc. 2013 Employee Stock Purchase Plan.
21.1*	List of Subsidiaries.
23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2*	Consent of Cooley LLP (included in Exhibit 5.1).
24.1	Power of Attorney (see page II-7 of this Registration Statement).

*	To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

•

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

•

For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, State of New York, on the   day of   .

EVERYDAY HEALTH, INC.

By:	Benjamin Wolin Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Benjamin Wolin, Brian Cooper and Alan Shapiro and each of them, his or her true and lawful attorneys in fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

(Benjamin Wolin)	Chief Executive Officer and Director (Principal Executive Officer)
(Brian Cooper)	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)
(D. Jarrett Collins)	Director
(Donn Davis)	Director
(Dana L. Evan)	Director
(David Golden)	Director
(Habib Kairouz)	Director
(Michael Keriakos)	Director
(Douglas McCormick)	Director
(Myrtle Potter)	Director
(Sharon Wienbar)	Director

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1	Tenth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of the offering.
3.3	Bylaws of the Registrant, as currently in effect.
3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of the offering.
4.1*	Form of the Registrant Common Stock Certificate.
4.2*

Sixth Amended and Restated Stockholder Rights Agreement, by and between the Registrant and the investors listed on Schedule A thereto, key holders listed on Schedule B thereto and other holders listed on Schedule C thereto, dated as of November 10, 2010.

4.3*	Warrant Agreement to Purchase Shares of the Series C Preferred Stock of the Registrant by and between the Registrant and Hercules Technology Growth Capital, Inc., dated March 22, 2007.
4.4*	Warrant to Purchase Stock issued to Square 1 Bank, dated September 18, 2009.
4.5*	Warrant to Purchase Shares of Series F Preferred Stock issued to Compass Horizon Funding Company LLC, dated October 8, 2009.
4.6*	Warrant to Purchase Common Stock issued to Escalate Capital Partners SBIC I, L.P., dated December 22, 2011.
4.7*	Warrant to Purchase Stock issued to Silicon Valley Bank, dated October 22, 2012.
4.8*	Warrant to Purchase Stock issued to Silver Lake Waterman Fund, L.P., dated October 22, 2012.
4.9*	Warrant to Purchase Stock issued to WestRiver Mezzanine Loans, LLC, dated October 22, 2012.
5.1*	Opinion of Cooley LLP.
10.1*	2003 Stock Option Plan, as amended, and related documents.
10.1.1*	Amendment to 2003 Stock Option Plan, dated March 22, 2013.
10.2*	2013 Equity Incentive Plan and related documents.
10.3*	Agreement of Lease between the Registrant and the Rector, Church-Wardens and Vestrymen of the Trinity Church in the City of New York, dated as of August 26, 2009.
10.3.1*	First Amendment to Lease, dated as of February 22, 2010.
10.3.2*	Second Amendment to Lease, dated as of May 1, 2010.
10.3.3*	Third Amendment to Lease, dated as of May 31, 2011.
10.3.4*	Fourth Amendment to Lease, dated as of April 1, 2012.
10.4*	Sublease between the Registrant and CT Corporation System, dated August 26, 2009.
10.5*	Form of Indemnification Agreement to be entered into with each director and executive officer of the Registrant.
10.6*	Loan and Security Agreement with Silicon Valley Bank, dated as of September 22, 2010.
10.6.1*	First Loan Modification Agreement with Silicon Valley Bank, dated as of April 27, 2011.
10.6.2*	Joinder Agreement with respect to Loan and Security Agreement with Silicon Valley Bank, dated as of July 8, 2011.
10.6.3*	Second Loan Modification Agreement with Silicon Valley Bank, dated as of December 21, 2011.
10.6.4*	Third Loan Modification Agreement with Silicon Valley Bank, dated as of August 10, 2012.
10.6.5*	Fourth Loan Modification Agreement with Silicon Valley Bank, dated as of October 22, 2012.

Exhibit Number	Description
10.7*	Subordinated Loan and Security Agreement with Silicon Valley Bank and Silver Lake Waterman Fund, L.P., dated as of October 22, 2012.
10.8*	Employment Agreement between the Registrant and Benjamin Wolin, dated November 22, 2010.
10.9*	Employment Agreement between the Registrant and Michael Keriakos, dated November 22, 2010.
10.10*	Employment Agreement between the Registrant and Brian Cooper, dated November 22, 2010.
10.11*	Offer Letter between the Registrant and Alan Shapiro, dated October 18, 2007.
10.12*	Offer Letter between the Registrant and Paul Slavin, dated August 17, 2011.
10.12.1*	Amendment to Offer Letter between the Registrant and Paul Slavin, dated February 25, 2013.
10.13*	Offer Letter between the Registrant and Scott Wolf, dated May 9, 2005.
10.14*	Agreement with Myrtle Potter & Company, LLC, dated May 1, 2011.
10.14.1*	Agreement with Myrtle Potter & Company, LLC, dated September 10, 2012.
10.14.2*	Agreement with Myrtle Potter & Company, LLC, dated September 14, 2012.
10.15*	Everyday Health, Inc. 2013 Employee Stock Purchase Plan.
21.1*	List of Subsidiaries.
23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2*	Consent of Cooley LLP (included in Exhibit 5.1).
24.1	Power of Attorney (see page II-7 of this Registration Statement).

*	To be filed by amendment.